Jordan K. Thomsen Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-4193 jordan.thomsen@prudential.com

August 26, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:     Pruco Life Insurance Company
Pruco Life Variable Universal Account (“National Version”)
Initial Registration Statement filed on Form N-6
File Nos. 811-05826 and 333-205092

Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey Variable Appreciable Account (“New York Version”)
Initial Registration Statement filed on Form N-6
File Nos. 811-03974 and 333-205093

Dear Ms. Samuel:

On June 19, 2015, Pruco Life Insurance Company (“Pruco Life”) and Pruco Life Insurance Company of New Jersey (“PLNJ”) (collectively, “the Company”, “we” or “our”) filed Registration Statements on Form N-6.  These filings consist of prospectuses for a new offering, the M PremierSM VUL Protector®, their related SAIs, Part Cs and other required exhibits (file nos. 333-205092 and 333-205093).

On August 18, 2015, we received comments from the Staff via e-mail.  We are now responding to those comments with this correspondence filing submitted via EDGAR.  Included herewith is a version of the Pruco Life Variable Universal Account registration statement, marked to show changes made in response to the Staff's comments.  We certify that identical changes will also be made to the Pruco Life of New Jersey Variable Appreciable Account version.

Comment  1: General
As currently drafted, several sections of the prospectus are confusing and difficult to understand because: (a) special terms are not always defined the first time they are used; (b) special terms are not capitalized consistently throughout the prospectus; (c) some special terms are not defined at all in the prospectus (e.g, “Account Value” in the first paragraph on page 14); and (d) the glossary located at the back of the prospectus does not include all of the defined terms. Please consider defining each special term the first time it is used in the prospectus and capitalizing each defined term.

Response 1:
To address the Staff’s concerns regarding terminology, we have revised the prospectus to ensure that all special terms are consistently capitalized and that the glossary contains all the defined terms.  As a matter of presentation and formatting, it is our opinion that the inclusion of a glossary provides greater benefit to the reader.  We have chosen not to define terms the first time they are used, because a strict application of that approach results in presenting definitions in awkward sections, such as the cover page.  We believe it is logical to discuss special terms and concepts in dedicated sections and provide definitions in the glossary as a convenient reference section for the reader.  After an initial reading, we would expect the policy owner to more frequently refer back to the prospectus to review isolated sections or features.  This purpose is best served by the inclusion of a glossary.
(a)	As stated above, we will define special terms in the glossary.
(b)	Special terms have been capitalized where appropriate.
(c)	All special terms are now defined.
(d)
The glossary contains special terms that are used across multiple sections.  There are instances where we use initial capitalization for a term, but that term is only used in a discrete section.  Examples of terms not included in the glossary are: “Affiliated Funds” and “Unaffiliated Funds” from “The Funds” section.  These terms are defined in the context of the discussion, however, we do not feel they merit additional placement within the glossary.

Comment 2: Cover
Please revise the Edgar class code so that it is identical to the name of the Contract shown on the cover page.

Response 2:
The Edgar class code has been changed to match the name of the Contract as shown on the cover page.

Comment 3: Summary of Charges and Expenses: Table 2 (Page 3)
Please clarify how the minimum and maximum charges for the Enhanced Disability Rider will be calculated. In particular, please explain what is meant by “plus extras” in the phrase “9% of the policy target premium plus extras.”

Response 3:
This disclosure has been amended to remove “plus extras” and replace it with “flat extras”.  “Flat extras” refer to the additional mortality fees for risks associated with certain health conditions, occupations, avocations, or aviation risks.  The Enhanced Disability Benefit Rider is the greater of (i) 9% of the limited no-lapse guarantee premium plus any additional mortality fees based on listed flat extras or (ii) the total of all monthly deductions.

Comment 4: Summary of the Contract (Page 5)

Comment 4(a): In the first paragraph of this section, please state that all material state variations of the contract are reflected in Appendix A.

Response 4(a):
Please note that this statement is made in the third to last sentence of the first paragraph in this section.

Comment 4(b):  Please state that premiums allocated to either the Fixed Rate Option or the Long Term Fixed Rate Option are placed in Pruco Life Insurance Company’s general account and subject to Pruco Life Insurance Company’s claims paying ability. In the New Jersey/New York Version, please include the same disclosure but replace the reference to Pruco Life Insurance Company with Pruco Life Insurance Company of New Jersey.

Response 4(b):
This disclosure is provided in the section entitled “The Fixed Rate and Long Term Fixed Rate Options”.

Comment 4(c): In the New Jersey/ New York Version, under the caption “Canceling the Contract (‘Free-Look’),” in the first paragraph on page 8, please conform the second sentence to that in the National Version (also on page 8) to clarify that if a Contract is surrendered during the free-look period, the owner “will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after the owner receives the Contract, less any applicable federal and state income tax withholding.” Please confirm, supplementally, that the free-look period is 10 days in New York and New Jersey.

Response 4(c):
We only issue the Pruco Life Insurance Company of New Jersey version of the product in New York.  As such, the free look provision reflects New York’s free look provision requirements.  The Pruco Life Insurance Company version is available in all other jurisdictions, as approved.

Comment 5:  Target Term Rider Summary (Page 5)
Please provide examples of the contract benefits that are not available if the Target Term Rider is selected.

Response 5:
The availability and restrictions are discussed in the “Target Term Rider” section in several bullet points under the heading “Other factors to consider are”.

Comment 6: Limited No-Lapse Guarantee Information and Rider to Provide Lapse Protection Information (Page 6)
Please state the additional charges, if any, for these benefits.

Response 6:
We have amended the text to reflect that there are no additional charges for these benefits.

Comment 7:  Allocation of Premium Payments (Page 6)

Comment 7(a): The first paragraph states that a contract holder may change the way in which subsequent premiums are allocated by giving written notice to a Service Office, provided the holder qualifies for and has not opted out of telephone transfer privileges. This disclosure appears in other areas of the prospectus (e.g., the second full paragraph on page 10). Please revise the paragraph to clarify how a contract holder may qualify for and exercise the “opt-out” feature. Please provide cross-references to other areas of the prospectus where the “opt-out” feature is disclosed (e.g., the third paragraph on page 40)

Response 7(a):
We have removed references to the “opt-out” feature as it does not apply to this product and we have amended the language to reflect that requests are subject to our “Good Order” requirements.

Comment 7(b): Please note that, once effective, a 485(a) filing must be made before any change to the required investment option during the free-look period or otherwise can be implemented. Supplementally, please explain the circumstances under which you anticipate making this change and the legal basis that would permit an allocation to an investment option other than the Money Market Account. Please also address this issue in the “Allocation of Premiums” section on pages 39-40.

Response 7(b):
The referenced sentence has been removed from both locations.  The Company acknowledges that if a new fund were to be designated for allocation of premiums during the free-look, the appropriate filings or requests would need to be made in advance of any change.  This sentence was initially included due to the Company’s uncertainty with respect to the impact of the recent money market fund reform to Rule 2a-7 of the Investment Company Act of 1940.

Comment 8: Decreasing Basic Insurance Amount (Page 7)
The maximum administrative charge ($25) that you may impose must be reflected in the fee table (even if you are not currently imposing that charge). Accordingly, please revise Table 1 of the fee table to reflect that this charge also applies when the Basic Insurance Amount is decreased.

Response 8:
We have renamed this fee in the table of policy charges from “Insurance Amount Change fee” to “Insurance Amount Decrease fee” for clarity.

Comment 9: Access to Contract Value (Page 7)
Instead of requiring that the owner use a “form that meets our needs” in order to surrender a Contract, please revise this sentence to be consistent with the “good order” requirement as defined in the Glossary. Please also address this issue in the section entitled “Changing the Type of Death Benefit” on pages 44-45 and elsewhere where you impose a requirement other than “good order.”

Response 9:
Conforming changes have been made to the referenced sections and wherever else appropriate.

Comment 10: Persistency Credit (Page 8)
Please disclose the parameters under which you will provide the persistency credit, rather than stating that you “may” provide the credit.

Response 10:
These parameters are disclosed in the “Persistency Credit” section.  Please see our response to Comment 28(a).

Comment 11: Contract Values Are Not Guaranteed (Page 8)
Please add disclosure that amounts invested in the Fixed Rate Option and the Long Term Fixed Rate Option are subject to the claims paying ability of Pruco Life Insurance Company. With respect to the New Jersey/New York Version, please include the same disclosure but reference Pruco Life Insurance Company of New Jersey in lieu of Pruco Life Insurance Company.

Response 11:
Please see our response to Comment 4(b)

Comment 12: Increase in Charges (Page 8)
Please confirm that you will supplement the prospectus to reflect any increase in the current fee before it is implemented.

Response 12:
We confirm.

Comment 13: Contract Lapse (Page 9)
In the last paragraph, please explain the conditions under which the Rider to Provide Lapse Protection will be reinstated, rather than stating that it “may be reinstated.” Why is the Rider not automatically reinstated?

Response 13:
The disclosure has been amended to state if the contract is reinstated the Rider to Provide Lapse Protection “will” be reinstated.

Comment 14:  Risk of Taking Withdrawals (Page 9)

Comment 14(a):  Please explain in plain English the impact of withdrawals on the Death Benefit, the Basic Insurance Amount and the amount of any reductions or other consequences.

Response 14(a):
The disclosure has been revised to describe the impact of withdrawals.

Comment 14(b): Please explain the amount of the surrender charges and confirm that this charge is reflected in the fee table.

Response 14(b):

A cross-reference to the “Surrender Charge” section has been included.  A table of sample surrender charges based on a representative insured is located in that section.  We confirm that the surrender charge is reflected in the table of policy charges.

Comment 15: The Pruco Life Variable Universal Account (Page 13)

Comment 15(a): In the second paragraph, change “its” to “our” account.

Response 15(a):
The suggested change was made.

Comment 15(b): In the fourth paragraph, please also add that the Fixed Rate Option and the Long Term Fixed Rate Option are subject to the company’s claims paying ability.

Response 15(b):
Please refer to our response to Comment 4(b).

Comment 16: Premium Based Administrative Charge (Page 22)
With respect to the last paragraph of this section, please confirm that the disclosure concerning the charge is accurate and current. Supplementally, please provide a citation to the “change in the Internal Revenue Code.”

Response 16:
We confirm that the disclosure concerning the charge is now accurate and current. The disclosure has been amended to remove the implication that there was a recent change in the Internal Revenue Code.  The change to the Internal Revenue Code occurred in 1990 as part of the Omnibus Budget Reconciliation Act of 1990 (P.L. 101-508).

Comment 17: Transaction Charges (Page 25)
Please confirm that all charges stated here are reflected in the fee table.

Response 17:
All charges are reflected in the fee table.  Where appropriate, we have made conforming disclosure changes to precisely link the charge discussions to the applicable charge in the table of policy charges.

Comment 18: Misstatement of Age or Sex (Page 27)
Please state whether these misstatements are subject to the two year incontestability limitation.

Response 18:
The disclosure has been amended to clarify that these misstatements are not restricted to the two year incontestability limitation.

Comment 19: Riders (Page 28-29)
Comment 19(a):  Please state whether any of these riders must be elected at issue.

Response 19(a):
The “Riders” section has been amended to reflect that only the Living Needs Benefit Rider can be elected after the policy has been issued.

Comment 19(b): Please confirm that any further material variations, arising from state reviews after the registration statement is effective, will be described in a 485(a) post-effective amendment before sales commence in that state. Please represent that all material state variations are reflected in Appendix A.

Response 19(b):
We will amend the registration statement to reflect any material state variations via a post-effective amendment filing before sales commence in that state.  We represent that all material state variations are reflected in Appendix A under the sections “Brief Description of the Contract” and “Rider” in the prospectus.

Comment 20:  Rider to Provide Lapse Protection (Page 29)

Comment 20(a): Please explain in plain English the sentence: “In later years, if the No-Lapse Contract Fund is less than a certain portion of the Contract Fund, we may increase the No-Lapse Contract Fund by some of the difference.”

Response 20(a):
The disclosure has been amended to provide a plain English explanation of how the No-Lapse Contract Fund may be increased.

Comment 20(b): In the second to last paragraph, please explain why “[i]f your Contract lapses, and you meet the requirements to reinstate it, the Rider to Provide Lapse Protection may also be reinstated.” Why isn’t the reinstatement automatic if the conditions to reinstatement are met?

Response 20(b):
The disclosure has been amended.  See our response to Comment 13.

Comment 21: Target Term Rider (Page 30)
Please state when this rider must be elected.

Response 21:
The introductory paragraph to the “Riders” section notes that the Target Term Rider must be elected at issue.

Comment 22: Living Needs Benefit Rider (Page 38)
Please explain your statement that “[n]o benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit.” How do you make this determination?

Response 22:
The Interstate Insurance Product Regulation Commission’s Additional Standards For Accelerated Death Benefits section 3.C(5) permits this language. It has been repeated here as part of our commitment to reflect all material provisions of the policy within the prospectus.  Also note that Connecticut does not permit this language, so a statement acknowledging this variation has been included in the “State Availability or Variation of Certain Features and Riders” appendix. We make the determination based on the policy owner’s responses to the Living Needs Benefit claim form, which ask for yes or no responses to the following questions: (1) Is the policy owner being required by a government agency to apply for the benefit, and (2) Is the policy owner being required by a creditor to apply for the benefit.

Comment 23: Requirement for Issuance of a Contract (Page 38)
Please clarify whether you are reserving the right to change the Basic Insurance Amount and/or the Target Term Rider coverage amount for prospectively issued contracts or existing contracts. We may have additional comments depending on the situation to which this reservation applies.

Response 23:
Since this right was reserved only for prospectively issued contracts, we have removed the sentence and acknowledge that any changes made to the Basic Insurance Amount or Target Term Rider coverage for prospectively issued contracts would only be done so pursuant to any required filing.  We did not intend this sentence to be a reservation of right to make changes in coverage on existing contracts.

Comment 24: Available Types of Premium (Page 39)
Please disclose the scenarios under a single premium arrangement which would cause the definition of life insurance test to be violated as noted in the second paragraph.

Response 24:
It would be difficult to address all scenarios, since each policy is analyzed based on a number of variable factors, including, among others, attained age, sex, and class.  The “Available Types of Premium” section contains a useful cross-reference to “Taxes” where the life insurance tests are discussed in detail.

Comment 25: Allocation of Premiums (Page 39)
Please explain why you are offering funds (investment options) which do not currently allow additional investments.

Response 25:
We’ve removed all occurrences of this statement.

Comment 26: Dollar Cost Averaging Program and Auto Balancing (Pages 42-43)
In the last paragraph of both sections, you “reserve the right to change this practice, modify the requirements, or discontinue the feature.” Please specify how much notice will be provided and what happens to amounts invested in each program following the event specified in the notice.

Response 26:
The disclosure has been amended to note that advance notice will be provided as soon as practical.  Amounts invested in each program would remain in the money market fund regardless of the change.  Any required supplement would be filed.

Comment 27: Types of Death Benefit (Page 44)
Please explain the circumstances under which withdrawals under Contracts with a Type A Death Benefit may result in a reduction of the Basic Insurance Amount.

Response 27:
The disclosure has been revised accordingly.

Comment 28: Persistency Credit (Page 46)

Comment 28(a): Instead of stating that you “may credit,” please revise the disclosure in this section to specify all the circumstances under which you will not apply the persistency credit.

Response 28(a):
The disclosure has been amended to note that the persistency credit will not apply to any Contract loan amount or if the policy has lapsed, defaulted, or if the Contract Fund is zero and the policy remains in-force under the Rider to Provide Lapse Protection.

Comment 28(b): Please specify how much notice will be provided prior to any modification or termination of the persistency credit as stated in the last sentence of this section.

Response 28(b):
Disclosure has been included to note that advanced notice will be provided.

Comment 29: Loans (Pages 46-47)
Please specify the circumstances under which there is protection against lapse if the Overloan Protection Rider is elected.

Response 29:
The circumstances are described in the “Overloan Protection Rider” section.

Comment 30: Statement of Additional Information
On the cover page, please replace the reference to “Variable Universal Life Insurance Contracts” with “An Individual Flexible Premium Variable Universal Life Insurance Contract” to conform to the description of the contract on the cover page of the prospectus.

Response 30:
The conforming change has been made.

Comment 31: Exhibits
Please note that copies of actual agreements rather than the “forms of” should be filed as Exhibits. See Rule 483.

Response 31:
Actual agreements will be filed or incorporated by reference in the Exhibits to Part C.

Comment 32: Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response 32:
All required or missing disclosure will be included in our pre-effective amendment filing.

Comment 33: Tandy Comment
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, in the event a registrant requests acceleration of the effective date of a pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
 should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
 the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
 the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 33:
Pursuant to Rule 461 under the Securities Act of 1933, Pruco Life Insurance Company, depositor for the registrant under the above-referenced registration statement, and Pruco Securities, LLC, principal underwriter for the registered securities, respectfully request acceleration of the above-referenced registration statement so that it becomes effective on September 14, 2015.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

•	the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * *

Please feel free to contact me if you have any questions regarding these filings.  I can be reached at (973) 802-4193.

Very truly yours,

 /s/ Jordan K. Thomsen_

Jordan K. Thomsen
Vice President and Corporate Counsel

PROSPECTUS
September X, 2015

M PremierSM VUL Protector®

AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT ISSUED BY:

PRUCO LIFE INSURANCE COMPANY – PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

213 WASHINGTON STREET
NEWARK, NEW JERSEY 07102
TELEPHONE: (800) 782-5356

The M PremierSM VUL Protector® Contract is offered under form number MPVNLG-2015 or ICC15 MPVNLG-2015, subject to state availability.  A state and/or other code may follow the form number. Your Contract's form number is located in the lower left-hand corner of the first page of your Contract.

This prospectus describes the M PremierSM VUL Protector® Contract (the “Contract”) offered by Pruco Life Insurance Company ("Pruco Life", "us", "we", or "our"), a stock life insurance company.  Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America.

Please read this Prospectus.  Please read this prospectus before purchasing a M PremierSM VUL Protector® variable universal life insurance Contract and keep it for future reference.

You may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options of the Pruco Life Variable Universal Account (the “Account”).  The Account offers a wide variety of Variable Investment Options from the firms listed below.  The current summary or statutory prospectuses for the Variable Investment Options accompany this prospectus.  These prospectuses contain important information about the Funds, including information about their investment objectives, fees, and investment advisers/subadvisers.  Please read these prospectuses and keep them for reference.

• Advanced Series Trust	• Janus
• American Funds®	• JP Morgan
• Dreyfus	• M Fund, Inc.
• Fidelity® Investments	• MFS®
• Franklin Templeton®	• Neuberger Berman
• Invesco	• Prudential

For a complete list of the available Variable Investment Options, see The Funds.

You may also choose to allocate your Contract’s premiums and its earnings in the Fixed Rate Option and/or the Long Term Fixed Rate Option, also referred to as “fixed investment options,” which pay a guaranteed interest rate.  See The Fixed Rate and Long Term Fixed Rate Options.

In compliance with U.S. law, Pruco Life delivers this prospectus to Contract Owners that currently reside outside of the United States.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this Contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate.  It is a criminal offense to state otherwise.

The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance contract is subject to risk, including the possible loss of your money.  An investment in M PremierSM VUL Protector® is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

  Page

SUMMARY OF CHARGES AND EXPENSES	1
SUMMARY OF THE CONTRACTAND CONTRACT BENEFITS	4
SUMMARY OF CONTRACT RISKS	7
SUMMARY OF RISKS ASSOCIATED WITH THE VARIABLE INVESTMENT OPTIONS	10
GENERAL DESCRIPTIONS OF PRUCO LIFE INSURANCE COMPANY, THE REGISTRANT, AND THE FUNDS	11
CHARGES AND EXPENSES	19
PERSONS HAVING RIGHTS UNDER THE CONTRACT	23
OTHER GENERAL CONTRACT PROVISIONS	24
LIMITED NO-LAPSE GUARANTEE	24
RIDERS	25
REQUIREMENTS FOR ISSUANCE OF A CONTRACT	30
PREMIUMS	31
DEATH BENEFITS	35
CONTRACT VALUES	37
LAPSE AND REINSTATEMENT	41
TAXES	41
DISTRIBUTION AND COMPENSATION	44
LEGAL PROCEEDINGS	45
FINANCIAL STATEMENTS	46
ADDITIONAL INFORMATION	46
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS	47

State Availability or Variations of Certain Features and Riders	Appendix A

Advanced Series Trust:
AST Advanced Strategies Portfolio	Appendix 1
AST Balanced Asset Allocation Portfolio	Appendix 2
AST BlackRock Global Strategies Portfolio	Appendix 3
AST BlackRock Low Duration Bond Portfolio	Appendix 4
AST BlackRock/Loomis Sayles Bond Portfolio	Appendix 5
AST Cohen & Steers Realty Portfolio	Appendix 6
AST FI Pyramis® Quantitative Portfolio	Appendix 7
AST Goldman Sachs Mid-Cap Growth Portfolio	Appendix 8
AST Herndon Large-Cap Value Portfolio	Appendix 9
AST International Value Portfolio	Appendix 10
AST J.P. Morgan International Equity Portfolio	Appendix 11
AST J.P. Morgan Strategic Opportunities Portfolio	Appendix 12
AST Large-Cap Value Portfolio	Appendix 13
AST Loomis Sayles Large-Cap Growth Portfolio	Appendix 14
AST MFS Global Equity Portfolio	Appendix 15
AST MFS Growth Portfolio	Appendix 16
AST Preservation Asset Allocation Portfolio	Appendix 17
AST Prudential Growth Allocation Portfolio	Appendix 18
AST RCM World Trends Portfolio	Appendix 19
AST Schroders Global Tactical Portfolio	Appendix 20
AST Small-Cap Growth Portfolio	Appendix 21
AST Small-Cap Growth Opportunities Portfolio	Appendix 22
AST Small-Cap Value Portfolio	Appendix 23
AST T. Rowe Price Asset Allocation Portfolio	Appendix 24
AST T. Rowe Price Large-Cap Growth Portfolio	Appendix 25
AST T. Rowe Price Natural Resources Portfolio	Appendix 26
AST Templeton Global Bond Portfolio	Appendix 27
AST Wellington Management Hedged Equity Portfolio	Appendix 28

American Funds Insurance Series®:
American Funds Insurance Series® Blue Chip Income and Growth FundSM	Appendix 29
American Funds Insurance Series® Growth FundSM	Appendix 30
American Funds Insurance Series® Growth-Income FundSM………………………………………	Appendix 31
American Funds Insurance Series® International FundSM	Appendix 32

Dreyfus:
Dreyfus Socially Responsible Growth Fund, Inc.	Appendix 33

Dreyfus Investment Portfolios:
Dreyfus MidCap Stock Portfolio	Appendix 34

Fidelity® Variable Insurance Products:
Fidelity® VIP Contrafund® Portfolio	Appendix 35
Fidelity® VIP Index 500 Portfolio	Appendix 36
Fidelity® VIP Mid Cap Portfolio	Appendix 37

Franklin Templeton Variable Insurance Products Trust:
Franklin Income VIP Fund	Appendix 38
Franklin Mutual Shares VIP Fund	Appendix 39
Templeton Growth VIP Fund	Appendix 40

Invesco:
Invesco V.I. Growth and Income Fund	Appendix 41

Janus Aspen Series:
Janus Aspen Overseas Portfolio	Appendix 42

JPMorgan Insurance Trust:
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio	Appendix 43

M Fund:	Appendix 44
M Capital Appreciation Fund
M International Equity Fund
M Large Cap Growth Fund
M Large Cap Value Fund

MFS® Variable Insurance Trust:
MFS® Total Return Bond Series	Appendix 45
MFS® Utilities Series	Appendix 46
MFS® Value Series	Appendix 47

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Socially Responsive Portfolio	Appendix 48

Prudential Series Fund:
PSF Conservative Balanced Portfolio	Appendix 49
PSF Diversified Bond Portfolio	Appendix 50
PSF Equity Portfolio	Appendix 51
PSF Flexible Managed Portfolio	Appendix 52
PSF Global Portfolio	Appendix 53
PSF High Yield Bond Portfolio	Appendix 54
PSF Jennison Portfolio	Appendix 55
PSF Jennison 20/20 Focus Portfolio	Appendix 56
PSF Money Market Portfolio	Appendix 57
PSF Natural Resources Portfolio	Appendix 58
PSF Small Capitalization Stock Portfolio	Appendix 59
PSF SP Prudential U.S. Emerging Growth Portfolio	Appendix 60
PSF SP Small-Cap Value Portfolio	Appendix 61
PSF Stock Index Portfolio	Appendix 62
PSF Value Portfolio	Appendix 63

SUMMARY OF CHARGES AND EXPENSES

Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, which is located at the end of this prospectus.

Expenses other than Portfolio Expenses

The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract.  Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables.  For more information about fees and expenses, see CHARGES AND EXPENSES.

The first table describes maximum fees and expenses that we deduct from each premium payment, and maximum fees we charge for transactions and riders.

Table 1: Transaction and Optional Rider Fees
Charge	When Charge is Deducted	Amount Deducted
Sales Charge on Premiums (Load)	Deducted from premium payments.	6%
Premium Based Administrative Charge	Deducted from premium payments.	7.5%
Surrender Charge
(Minimum and Maximum per $1,000 of Basic Insurance Amount(1))
_____________
Initial surrender charge for a representative Contract Owner: male, age 55, Preferred Best underwriting class, no riders or extras.
	Upon lapse, surrender, or decrease in Basic Insurance Amount.	From $6.13 to $54.56 _____________ $34.97
Transfer fee	Each transfer exceeding 12 in any Contract Year.	$25
Withdrawal fee	Upon withdrawal.	$25
Insurance Amount Decrease fee	Upon decrease in Basic Insurance Amount or Target Term Rider coverage amount.	$25
Enhanced Cash Value Rider fee (per $1,000 of Basic Insurance Amount)	One time charge applied on first month of processing.	$0.50
Living Needs Benefit Rider fee	When benefit is paid.	$150
Overloan Protection Rider fee (Percentage of the Contract Fund amount)	One time charge upon exercising the rider benefit.	3.5%

(1)
The surrender charge amount per $1,000 varies based on Contract duration as well as on the individual characteristics of the insured, including issue age, sex, and underwriting classification.  The maximum surrender charge amount per $1,000 applies in the first Contract Year to a male, age 65, with a nonsmoker substandard class C and higher underwriting classification.  The charge decreases to zero by the end of the 14th year.  See CHARGES AND EXPENSES.

The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Funds’ fees and expenses.

Table 2: Periodic Contract and Optional Rider Charges Other Than the Funds’ Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance (“COI”) for the Basic Insurance Amount.
Minimum and Maximum Charges per $1,000 of the net amount at risk.
_____________
Initial COI for a representative Contract Owner, male, age 55, Preferred Best underwriting class with no ratings.  (Charge per $1,000 of the net amount at risk.)
	Monthly	From $.04 to $83.34(1)(2) _____________ $0.85
Cost of Insurance (“COI”) for Target Term Rider coverage.
Minimum and Maximum Charges per $1,000 of Target Term Rider Death Benefit.
_____________
Initial COI for a representative Contract Owner, male, age 55, in the Preferred Best underwriting class.  (Charge per $1,000 of Target Term Rider Death Benefit.)
	Monthly	$0.04 to $83.34(1)(2)(6) _____________ $0.85
Mortality and Expense Risk fee (Calculated as a percentage of assets in Variable Investment Options.)	Daily	0.45%(3)
Additional Mortality charge for risk associated with certain health conditions, occupations, avocations, or aviation risks.  (Flat extra per $1,000 of Basic Insurance Amount and Target Term Rider coverage amount.)
	Monthly	From $0.10 to $2.08(4)
Net interest on loans(5)	Annually	1% for standard loans. 0.05% for preferred loans.
Administrative fee for Basic Insurance Amount
Minimum and Maximum Charges
(A charge per $1,000 of Basic Insurance Amount plus a flat fee.)
_____________
Initial fee for Basic Insurance Amount for a representative Contract Owner, male, age 55, Preferred Best underwriting class.
(A charge per $1,000 of Basic Insurance Amount plus a flat fee.)
	Monthly	$0.07 to $8.21 plus $9(6) _____________ $0.44 plus $9
Administrative fee for Target Term Rider
Minimum and Maximum Charges per $1,000 of Target Term Rider coverage amount.
_____________
Target Term Rider fee for a representative Contract Owner, male, age 55, in the Preferred Best underwriting class.
(Charge per $1,000 of Target Term Rider.)
	Monthly	From $0.08 to $8.22(1) _____________ $0.45

Accidental Death Benefit Rider(7)
Minimum and Maximum Charges per $1,000 of the coverage amount.
_____________
Accidental Death Benefit Rider fee for a representative Contract Owner, male, age 55, Preferred Best underwriting class.
(Charge per $1,000 of the coverage amount.)
	Monthly	From $0.04 to $0.28(6) _____________ $0.12
Children Level Term Rider(7) (Charge per $1,000 of the coverage amount.)	Monthly	$0.42
Enhanced Disability Benefit Rider(7)
Minimum and Maximum Charges
(Percentage of the greater of: 9% of the Limited No-Lapse Guarantee Premium (including premiums for riders and flat extras) or the total of monthly deductions.)
_____________
Enhanced Disability Benefit Rider charge for a representative Contract Owner, male, age 55, Preferred Best underwriting class .
	Monthly	From 7.08% to 12.17%(6) _____________ 10.62%

(1)
The charge varies based on the individual characteristics of the insured, including such characteristics as age, sex, and underwriting classification, as well as Contract duration.  The charge shown in the table may not be representative of the charge that a particular Contract Owner will pay.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(2)
For example, the highest COI rate is for an insured who is a male/female age 120. You may obtain more information about the particular COI charges that apply to you by contacting your Pruco Life representative.

(3)	The daily charge is based on the effective annual rate shown.
(4)
The amount and duration of the charge will vary based on individual circumstances including issue age, type of risk, and the frequency of exposure to the risk, and is charged per $1,000 of Basic Insurance Amount. The charge shown in the table may not be representative of the charge that a particular Contract Owner will pay.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(5)
The net interest on loans reflects the net difference between a standard loan with an effective annual interest rate of 3% and an effective annual interest credit equal to 2%.  Preferred loans are charged a lower effective annual interest rate.  See Loans.

(6)
This charge varies based on the individual characteristics of the insured, including such characteristics as age, sex, and underwriting classification.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(7)	Duration of the charge is limited. See CHARGES AND EXPENSES.

Fund Expenses

This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each of the Funds.

Total Annual Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from the Funds’ assets, including management fees, any distribution [and/or service] (12b-1) fees, and other expenses, but not including reductions for any fee waiver or other reimbursements.)	0.35%	1.23%

SUMMARY OF THE CONTRACT
AND CONTRACT BENEFITS

Brief Description of the Contract

M PremierSM VUL Protector® is a form of variable universal life insurance.  A variable universal life insurance contract is a flexible form of life insurance.  It has a Death Benefit and a Contract Fund, the value of which changes every day according to the investment performance of the investment options to which you have allocated your net premiums.  You may invest net premiums in one or more of the available Variable Investment Options, the Fixed Rate Option, and/or in the Long Term Fixed Rate Option.  Although the value of your Contract Fund may increase if there is favorable investment performance in the Variable Investment Options you select, investment returns in the Variable Investment Options are NOT guaranteed.  There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease.  The risk will be different, depending upon which investment options you choose.  You bear the risk of any decrease.  If you select the Fixed Rate Option or the Long Term Fixed Rate Option, we credit your account with a declared rate of interest, but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 2%.  Transfers from the Fixed Rate Option and the Long Term Fixed Rate Option may be restricted. The Contract is designed to be flexible to meet your specific life insurance needs.  Within certain limits, the Contract will provide you with flexibility in determining the amount and timing of your premium payments.  Some Contract forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states.  See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus.  The Contract form number for this Contract is MPVNLG-2015 or ICC15 MPVNLG-2015. A state and/or other code may follow the form number.  Your Contract's form number is located in the lower left hand corner of the first page of your Contract.

Target Term Rider Summary

This Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract.  The Target Term Rider provides for a flexible term insurance benefit to Attained Age 121 on the life of the insured.  You specify the initial amount of the Target Term Rider coverage, up to four times the base Contract's Basic Insurance Amount.

A Contract with a Target Term Rider will offer higher cash values than an all-base Contract with the same initial Death Benefit and premium payments if we do not change our current charges.  The cash values will be higher because our per $1,000 of insurance charges are lower for the Target Term Rider and the surrender charge does not apply to a Target Term Rider.

However, a Contract with a Target Term Rider offers the potential for a greater reduction of cash values and Death Benefits than an all-base Contract with the same Death Benefit if we raise our current charges to the maximum contractual level.  There would be a greater reduction because guaranteed maximum charges attributable to the Basic Insurance Amount and the Target Term Rider coverage amount are the same except for the per $1,000 of insurance portion of the monthly administrative charge which is higher for a Target Term Rider.

There are various factors to consider regarding a Target Term Rider.  We pay significantly lower commissions on a Contract with a Target Term Rider than on an all base Contract with the same initial Death Benefit and premium payments.  This may provide a financial incentive for your Pruco Life representative to promote the sale of a Contract without a Target Term Rider.  However, not all Contract benefits are available on Contracts issued with a Target Term Rider.  For additional information, see RIDERS.

Types of Death Benefit Available Under the Contract

There are two types of Death Benefit available.  You may choose a Contract with a Type A (fixed) Death Benefit under which the Death Benefit generally remains at the Basic Insurance Amount you initially chose.  However, the Contract Fund (described below) may grow to a point where the Death Benefit may increase and vary with investment experience.  If you choose a Contract with a Type B (variable) Death Benefit, your Death Benefit will vary with investment experience.  As long as the Contract is in-force, the Death Benefit will never be less than the Basic Insurance Amount shown in your Contract.

Either type of Death Benefit, described above, may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

You may change your Contract’s Death Benefit type after issue.  See Types of Death Benefit and Changing the Type of Death Benefit.

Limited No-Lapse Guarantee Information

Your Contract includes a limited guarantee against lapse.  The guarantee is effective the first ten years of the Contract and provides that the Contract will not lapse, regardless of investment results, as long as the amount of premiums paid and interest from the date(s) received, less withdrawals and interest from the date(s) taken, equals or exceeds the scheduled Limited No-Lapse Guarantee value on each Monthly Date and there is no excess Contract Debt.  These are values used solely to determine if a Limited No-Lapse Guarantee is in effect and vary by Basic Insurance Amount, Death Benefit type, issue age, sex, underwriting class, optional benefits and any additional or substandard mortality risk.  See LIMITED NO-LAPSE GUARANTEE.

Rider to Provide Lapse Protection Information

Your Contract is issued with a Rider to Provide Lapse Protection.  There is no charge for this rider.  Beginning in the eleventh Contract Year, this rider provides a guarantee that the Contract will not lapse, regardless of investment results, as long as the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt.  See Rider to Provide Lapse Protection.

It’s important to note that your No-Lapse Guarantee Value is calculated only to determine if your Contract is protected from lapse and does not represent any amounts actually payable as benefits under the Contract and does not change your actual Contract values.  In addition, any no-lapse charges used to calculate your No-Lapse Guarantee Value are used only to determine whether your Contract is in default and do not affect your actual Contract values.

The Contract Fund

Your Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Variable Investment Options; (2) interest credited on any amounts allocated to the Fixed Rate Option and the Long Term Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.  The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, the monthly deductions described under CHARGES AND EXPENSES, any withdrawals or accelerated benefits, and any added persistency credit.  See Withdrawals, RIDERS, and Persistency Credit.

Premium Payments

You choose the timing and the amount of premium payments, with the exception of the minimum initial premium.  All subsequent premium payments are subject to a minimum of $25 per payment.

If you pay more premium than permitted under section 7702A of the Internal Revenue Code, your Contract would be classified as a Modified Endowment Contract, which would affect the federal income tax treatment of loans and withdrawals.  For more information, see Tax Treatment of Contract Benefits - Modified Endowment Contracts.

Allocation of Premium Payments

When you apply for the Contract, you tell us how to allocate your premiums. You may change the way in which subsequent premiums are allocated by providing your request to us in Good Order at a Service Office.  See The Pruco Life Variable Universal Account and Allocation of Premiums.

On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium.  During the 10 day period following your receipt of the Contract, the remainder of the initial premium and any other net premium will be allocated to the Money Market investment option as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  After the tenth day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the Variable Investment Options, the Fixed Rate Option, and/or the Long Term Fixed Rate Option according to your current premium allocation.  See Cancelling the Contract.

The charge for sales expenses and the premium based administrative charge will also apply to all subsequent premium payments.  The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the applicable allocation instructions.

Investment Choices

You may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options. You may also allocate premiums to the Fixed Rate Option and the Long Term Fixed Rate Option.  See The Funds and The Fixed Rate and Long Term Fixed Rate Options.  You may transfer money among your investment choices, subject to restrictions.  See Transfers/Restrictions on Transfers.

We may add or remove Variable Investment Options in the future.

Decreasing Basic Insurance Amount

Subject to certain limitations, you have the option of decreasing the Basic Insurance Amount of your Contract after the issue of the Contract.  See Decreases in Basic Insurance Amount.  A decrease in Basic Insurance Amount may result in a surrender charge. See Surrender Charges.

We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code.  In addition, if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  We may decline a decrease in the Basic Insurance Amount if the Contract Fund value is less than any applicable partial surrender charges.

No administrative processing charge is currently being made in connection with a decrease in Basic Insurance Amount.  However, we reserve the right to charge such a fee in an amount of up to $25.  See CHARGES AND EXPENSES.

Access to Contract Values

A Contract may be surrendered for its Cash Surrender Value (the Contract Fund minus any Contract Debt and minus any applicable surrender charge) while the insured is living.  To surrender a Contract, we may require you to deliver or mail the Contract with a written request.  The Cash Surrender Value of a Contract will be determined as of the end of the Valuation Period in which such a request is received in Good Order in a Service Office.  Surrender of a Contract may have tax consequences. See Surrender of a Contract and Tax Treatment of Contract Benefits.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its surrender value.  See Surrender of a Contract.

Under certain circumstances, you may withdraw a part of the Contract's Cash Surrender Value without surrendering the Contract.  The amount withdrawn must be at least $500.  We may charge an administrative processing fee for each withdrawal in an amount up to of $25.  Currently, we do not charge a fee for withdrawals.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Withdrawals and Tax Treatment of Contract Benefits.

Contract Loans

You may borrow money from us using your Contract as security for the loan, provided the Contract is not in default.  The maximum loan amount is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default.  The cash value is equal to the Contract Fund less any surrender charge.  A Contract in default has no loan value.  There is no minimum loan amount.  See Loans.

Persistency Credit Information

If your Contract is not in default, on each Monthly Date on or following the 9th Contract Anniversary, we may credit your Contract Fund with an additional amount for keeping your Contract in-force.  See the Persistency Credit section.

Canceling the Contract (“Free-Look”)

Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law).  You will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after you receive the Contract, but within any longer free-look period of time required by state law), less any applicable federal and state income tax withholding.  A Contract returned according to this provision shall be deemed void from the beginning.

SUMMARY OF CONTRACT RISKS

Contract Values Are Not Guaranteed

Your benefits (including life insurance) are not guaranteed, and may be entirely dependent on the investment performance of the Variable Investment Options you select.  The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct.  Poor investment performance or loans could cause your Contract to lapse and you could lose your insurance coverage.   However, your Death Benefit may be protected under the Limited No-Lapse Guarantee, the Rider to Provide Lapse Protection, or the Overloan Protection Rider.

The Variable Investment Options you choose may not perform to your expectations.  Investing in the Contract involves risks including the possible loss of your entire investment.  Only the Fixed Rate Option and the Long Term Fixed Rate Option provide a guaranteed rate of return.  For more detail, please see Risks Associated with the Variable Investment Options and The Fixed Rate and Long Term Fixed Rate Options.

Limitation of Benefits on Certain Riders for Claims Due to War or Service in the Armed Forces

We will not pay a benefit on any Accidental Death Benefit type rider or make payments for any disability type rider if the death or injury is caused or contributed to by war or act of war, declared or undeclared, including resistance to armed aggression.  This restriction includes service in the armed forces of any country at war.

Increase in Charges

In several instances we will use the terms “maximum charge” and “current charge.”  The “maximum charge,” in each instance, is the highest charge that we may make under the Contract.  The “current charge,” in each instance, is the amount that we now charge, which may be lower than the maximum charge.  If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Contract Lapse

Each month we determine the value of your Contract Fund.  The Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Limited No-Lapse Guarantee or Rider to Provide Lapse Protection.  Your Contract will also be in default if at any time the Contract Debt equals or exceeds the Contract Fund less any applicable surrender charges unless it remains in-force under the Overloan Protection Rider.  See Loans and Overloan Protection Rider.

Should any event occur that would cause your Contract to enter default, we will notify you of the required payment to prevent your Contract from terminating (lapsing).  A 61-day grace period will begin from the date the notice of default is mailed.  Your payment must be received or postmarked within the 61-day grace period or the Contract will end and have no value.  To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office.  See LAPSE AND REINSTATEMENT.  If you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-Death Distributions.

Your policy may be protected against default and will remain in-force if it qualifies under the Limited No-Lapse Guarantee or the Rider to Provide Lapse Protection, as summarized below.  Neither the Limited No-Lapse Guarantee nor the rider to Provide Lapse Protection will protect a Contract with excess Contract Debt.

(1)
Each month during the first ten Contract Years, we determine the amount of accumulated premium you have paid and add interest from the date of receipt.  We then determine the amount of withdrawals made and add interest from the date taken.  The net withdrawal amount is subtracted from the net accumulated premium paid and compared with the Limited No-Lapse Guarantee Value for that Monthly Date.  If the actual value meets or exceeds the Limited No-Lapse Guarantee Value, your Contract is protected against default that month.  The Limited No-Lapse Guarantee Value is a benchmark value that is used only to determine whether your Contract is in-force or would otherwise lapse, on a monthly basis, and is not payable under the Contract.

(2)
Each month, beginning in the eleventh Contract Year and thereafter, we determine the value of your Contract Fund and your No-Lapse Guarantee Value under the Rider to Provide Lapse Protection.  If the No-Lapse Guarantee Value is greater than zero, your Contract is protected against default that month.  The No-Lapse Guarantee Value is a benchmark value that is used only to determine whether your Contract is in-force or in or would otherwise lapse, on a monthly basis, and is not payable under the Contract.  It is equal to the No-Lapse Contract Fund, less any Contract Debt.

See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection.

Risks of Using the Contract as a Short Term Savings Vehicle

The Contract is designed to provide benefits on a long-term basis. Consequently, you should not use the Contract as a short-term investment or savings vehicle.  Because of the long-term nature of the Contract, you should consider whether purchasing the Contract is consistent with the purpose for which it is being considered.

Because the Contract provides for an accumulation of a Contract Fund as well as a Death Benefit, you may wish to use it for various insurance planning purposes.  Purchasing the Contract for such purposes may involve certain risks.

For example, a life insurance contract could play an important role in helping you to meet the future costs of a child’s education.  The Contract’s Death Benefit could be used to provide for education costs should something happen to you, and its investment features could help you accumulate savings.  However, if the Variable Investment Options you choose perform poorly, if you do not pay sufficient premiums, or if you access the values in your Contract through withdrawals or Contract loans, your Contract may lapse or you may not accumulate the value you need. Withdrawals may also affect whether a Contract is kept in-force under the Limited No-Lapse Guarantee and Rider to Provide Lapse Protection, since withdrawals decrease your Accumulated Net Payments and the No-Lapse Contract Fund.  See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection.

Risks of Taking Withdrawals

If your Contract meets certain requirements, you may make withdrawals from your Contract’s Cash Surrender Value while the Contract is in-force.  The amount withdrawn must be at least $500.  The withdrawal amount is limited by the requirement that the Cash Surrender Value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two Monthly Dates following the date of withdrawal.  We may charge a $25 administrative processing fee for each withdrawal.  Currently, we do not charge a fee for withdrawals.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Tax Treatment of Contract Benefits.

Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal.  A surrender charge may be deducted when any withdrawal causes a reduction in the Basic Insurance Amount.  See Surrender Charges.  Withdrawals from a Contract with a Type B (variable) Death Benefit will not change the Basic Insurance Amount.  However, under most circumstances, withdrawals from a Contract with a Type A (fixed) Death Benefit require a reduction in the Basic Insurance Amount and Target Term Rider coverage amount (if applicable).  No withdrawal will be permitted under a Contract with a Type A Death Benefit if it would result in a Basic Insurance Amount of less than the minimum Basic Insurance Amount.  See REQUIREMENTS FOR ISSUANCE OF A CONTRACT.

It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract.  Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse.  Before making any withdrawal that causes a decrease in Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life representative.  See Withdrawals and Tax Treatment of Contract Benefits.

Limitations on Transfers

You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option and/or the Long Term Fixed Rate Option.  Additional transfers may be made only with our consent.  Currently, we allow you to make additional transfers.  We may charge up to $25 for each transfer made exceeding 12 in any Contract Year.  Currently, we do not charge a fee for transfers.

For the first 20 transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office.  See Transfers/Restrictions on Transfers.  We use reasonable procedures to confirm that instructions given by telephone are genuine.  However, we are not liable for following telephone instructions that we reasonably believe to be genuine.  In addition, we cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they bear an original signature in ink, are received in Good Order at a Service Office, and are sent to us by U.S. regular mail.  After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax, or electronic means will be rejected, even in the event that it is inadvertently processed.

In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature.  Currently, transfers effected systematically under either a dollar cost averaging or an automatic rebalancing program described in this prospectus do not count towards the limit of 12 transfers per Contract Year or the limit of 20 transfers per calendar year.  In the future, we may count such transfers towards the limit.  See Transfers/Restrictions on Transfers, Dollar Cost Averaging, and Auto-Rebalancing.

Multiple transfers received during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.

Only one transfer from the Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Fixed Rate Option and into the Variable Investment Options each year is the greater of:  (a) 25% of the amount in the Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Fixed Rate Option to the Variable Investment Options in the prior Contract Year (if applicable).  There is no restriction on the dollar amount of the transfer when transferring from the Fixed Rate Option to the Long Term Fixed Rate Option.

Only one transfer from the Long Term Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Long Term Fixed Rate Option each year is the greater of:  (a) 10% of the amount in the Long Term Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Long Term Fixed Rate Option to the Variable Investment Options and the Fixed Rate Option in the prior Contract Year (if applicable).

We may modify your right to make transfers by restricting the number, timing and/or amount of transfers we find to be disruptive to the investment option or to the disadvantage of other Contract Owners.  We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner.  We will immediately notify you at the time of a transfer request if we exercise this right.

Transfer restrictions will be applied uniformly and will not be waived.  See Transfers/Restrictions on Transfers.

Charges on Surrender of the Contract

You may surrender your Contract at any time for its Cash Surrender Value while the insured is living.  We deduct a surrender charge from the surrender proceeds.  In addition, the surrender of your Contract may have tax consequences.  See Tax Treatment of Contract Benefits.

We will assess a surrender charge if, during the first 14 Contract Years, the Contract lapses, is surrendered, or the Basic Insurance Amount is decreased (including as a result of a withdrawal or a Death Benefit type change).  The surrender charge varies and is described in Surrender Charges.  While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund.

Risks of Taking a Contract Loan

Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse.  Taking a Contract loan will prevent the Limited No-Lapse Guarantee or the Rider to Provide Lapse Protection from protecting your Contract from lapsing.

Your Contract will be in default if, at any time, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges.  If the Contract lapses or is surrendered, the amount of unpaid Contract Debt will be treated as a distribution and will be immediately taxable to the extent of the gain in the Contract.  In addition, if your Contract is a Modified Endowment Contract for tax purposes, taking a Contract loan may have tax consequences.  See Tax Treatment of Contract Benefits.

Potential Tax Consequences

Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code.  At issue, the Contract Owner chooses one of the following definitions of life insurance tests:  (1) Cash Value Accumulation Test or (2) Guideline Premium Test.  Under the Cash Value Accumulation Test, there is a minimum Death Benefit to Contract Fund value ratio.  Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum Death Benefit to Contract Fund value ratio.  Consequently, we reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance.  We also have the right to refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.  Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question.  Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract Owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.  We require the Guideline Premium Test as the definition of life insurance if you choose to have the Overloan Protection Rider.  See Overloan Protection Rider.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance contract.  However, your Death Benefit could be subject to estate tax.  In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn.  Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid.  Amounts received upon surrender or withdrawal (including any outstanding Contract loans) in excess of premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract.  The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed).  We will notify you if a premium or a reduction in Basic Insurance Amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options.

Under current tax law, Death Benefit payments under Modified Endowment Contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary.  However, amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income.  An assignment of a Modified Endowment Contract is taxable in the same way.  These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.  See Tax Treatment of Contract Benefits.

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity.  It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

Replacement of the Contract

The replacement of life insurance is generally not in your best interest.  In most cases, if you require additional life insurance coverage, the benefits of your existing contract can be protected by increasing the insurance amount of your existing contract, if permitted, or by purchasing an additional contract.  If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing a new Contract and you should consult with a tax adviser.

SUMMARY OF RISKS ASSOCIATED WITH
THE VARIABLE INVESTMENT OPTIONS

You may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options. You may also allocate premiums to the Fixed Rate Option and/or the Long Term Fixed Rate Option.  The Fixed Rate Option and the Long Term Fixed Rate Option are the only investment options that offer a guaranteed rate of return.  See The Funds and The Fixed Rate and Long Term Fixed Rate Options.

Risks Associated with the Variable Investment Options

The Separate Account invests in the shares of one or more open-end management investment companies registered under the Investment Company Act of 1940.  Each Variable Investment Option, which invests in an underlying Fund, has its own investment objective and associated risks, which are described in the accompanying Fund prospectuses.  The income, gains, and losses of one Variable Investment Option have no effect on the investment performance of any other Variable Investment Option.

We do not promise that the Variable Investment Options will meet their investment objectives.  Amounts you allocate to the Variable Investment Options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Variable Investment Options you choose.  You bear the investment risk that the Variable Investment Options may not meet their investment objectives.  It is possible to lose your entire investment in the Variable Investment Options.  Although the Series Fund Money Market Portfolio is designed to be a stable investment option, it is possible to lose money in that Portfolio.  For example, when prevailing short-term interest rates are very low, the yield on the Money Market Portfolio may be so low that, when Separate Account and Contract charges are deducted, you experience a negative return.  See The Funds.

This Contract offers Variable Investment Options that invest in Funds offered through the Advanced Series Trust (“AST”).  These Variable Investment Options have the prefix AST.  The AST Variable Investment Options are also available in variable annuity contracts we offer.  Some of these variable annuity contracts offer optional living benefits that utilize a predetermined mathematical formula (the “formula”) to manage the guarantees offered in connection with those optional benefits.  The formula monitors each annuity contract owner’s account value daily and, if necessary, will systematically transfer amounts among investment options.  The formula transfers funds between the Variable Investment Options for those variable annuity contracts and an AST bond portfolio investment option (those AST bond portfolios are not available in connection with the life Contracts offered through this prospectus). You should be aware that the operation of the formula in those variable annuity contracts may result in large-scale asset flows into and out of the underlying Funds that are available with your Contract. These asset flows could adversely impact the underlying Funds, including their risk profile, expenses and performance. Because transfers between the Variable Investment Options and the AST bond sub-account can be frequent and the amount transferred can vary from day to day, any of the underlying Funds could experience the following effects, among others :

(a)
a Fund’s investment performance could be adversely affected by requiring a subadvisor to purchase and sell securities at inopportune times or by otherwise limiting the subadvisor’s ability to fully implement the Fund’s investment strategy;

(b)
the subadvisor may be required to hold a larger portion of assets in highly liquid securities than it otherwise would hold, which could adversely affect performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held; and

(c)
a Fund may experience higher turnover than it would have experienced without the formula, which could result in higher operating expense ratios and higher transaction costs for the Fund compared to other similar funds.

The efficient operation of the asset flows among Funds triggered by the formula depends on active and liquid markets. If market liquidity is strained, the asset flows may not operate as intended. For example, it is possible that illiquid markets or other market stress could cause delays in the transfer of cash from one fund to another fund, which in turn could adversely impact performance.

Before you allocate to the Variable Investment Options with the AST Portfolios listed below, you should consider the potential effects on the Funds that are the result of the operation of the formula in the variable annuity contracts that are unrelated to your Contract.  Please work with your financial professional to determine which Variable Investment Options are appropriate for your needs.

Learn More about the Variable Investment Options

Before allocating amounts to the Variable Investment Options, you should read the current Fund prospectuses for detailed information concerning their investment objectives, strategies, and investment risks.

GENERAL DESCRIPTIONS OF PRUCO LIFE INSURANCE COMPANY, THE REGISTRANT, AND THE FUNDS

Pruco Life Insurance Company

Pruco Life Insurance Company ("Pruco Life", “us”, “we”, or “our”) is a stock life insurance company, organized on December 23, 1971 under the laws of the state of Arizona.  It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.  Our principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

The Pruco Life Variable Universal Account

We have established a Separate Account, the Pruco Life Variable Universal Account (the "Account" or the "Registrant") to hold the assets that are associated with the Contracts.  The Account was established on April 17, 1989, under Arizona law and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company.  The Account meets the definition of a "Separate Account" under the federal securities laws.  The Account holds assets that are segregated from all of our other assets.  Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business Pruco Life conducts.

We are the legal owner of the assets in the Account.  We will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contracts.  In addition to these assets, the Account's assets may include funds contributed by us to commence operation of the Account and may include accumulations of the charges we make against the Account.  From time to time we will transfer capital contributions and earned fees and charges to our general account.  We will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of our other assets. The assets of the Account that are held in support of client accounts may not be charged with liabilities that arise from any other business we conduct.

We are obligated to pay all amounts promised to Contract Owners under the Contract.  The obligations to Contract Owners and beneficiaries arising under the Contracts are our general corporate obligations.  Guarantees and benefits within the Contract are subject to our claims paying ability.

You may invest in one or a combination of the available Variable Investment Options.  When you choose a Variable Investment Option, we purchase shares of a Fund or a separate investment series of a Fund which are held as an investment for that option.  We hold these shares in the Account.  We may remove or add additional Variable Investment Options in the future.

The Funds

This Contract offers Funds managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life (“Affiliated Funds”), and Funds managed by companies not affiliated with Pruco Life ("Unaffiliated Funds").  Pruco Life and its affiliates (“Prudential Companies”) receive fees and payments from both the Affiliated Funds and the Unaffiliated Funds.  We consider the amount of these fees and payments when determining which funds to offer through the Contract. Affiliated Funds may provide Prudential Companies with greater fees and payments than Unaffiliated Funds.  Because of the potential for greater profits earned by the Prudential Companies with respect to the Affiliated Funds, we have an incentive to offer Affiliated Funds over Unaffiliated Funds.  As indicated next to each Portfolio's description in the table that follows, each Portfolio has one or more subadvisers that conduct day to day management.  We have an incentive to offer Funds with certain subadvisers, either because the subadviser is a Prudential Company or because the subadviser provides payments or support, including distribution and marketing support, to the Prudential Companies.  We consider those subadviser factors in determining which Funds to offer under the Contract.   Also, in some cases, we offer Funds based on the recommendations made by selling broker-dealer firms.  These firms may receive payments from the Portfolios they recommend and may benefit accordingly from allocations of Contract Fund value to the Variable Investment Options that invest in these Portfolios.  See Service Fees Payable to Pruco Life following the table below for more information about fees and payments we may receive from underlying Funds and/or their affiliates.

In addition, we may consider the potential risk to us of offering a fund in light of the benefits provided by the Contract.

Each Fund is detailed in a separate prospectus that is provided with this prospectus.  You should read the Fund prospectuses before you decide to allocate assets to the Variable Investment Options.  The Variable Investment Options that you select are your choice – we do not provide investment advice, nor do we recommend any particular Variable Investment Option.  There is no assurance that the investment objectives of the Variable Investment Options will be met.  Please refer to the list below to see which Variable Investment Options you may choose.

The terms “Fund”, “Portfolio”, and “Variable Investment Option” are largely used interchangeably.  Some of the Variable Investment Options use the term “Fund” and others use the term “Portfolio” in their respective prospectuses.

Investment Managers

Prudential Investments LLC serves as the investment manager for the Prudential Series Fund (PSF) and certain Funds of the Advanced Series Trust (AST).  Prudential Investments LLC and AST Investment Services, Inc. serve as co-investment managers of the other Funds of AST.

The investment management agreements for PSF and AST provide that the investment manager or co-investment managers ( the “investment managers ”) will furnish each applicable Fund with investment advice and administrative services subject to the supervision of the Board of Trustees and in conformity with the stated policies of the applicable Fund. The Investment Managers must also provide, or obtain and supervise, the executive, administrative, accounting, custody, transfer agent and shareholder servicing services that are deemed advisable by the Board.

The chart below reflects the Funds in which the Account invests, their investment objectives, and each Fund’s investment subadvisers.     For Funds with multiple subadvisers, each subadviser manages a portion of the assets for that Fund.

Variable Investment Option	Investment Objective Summary	Subadviser
Affiliated Funds
ADVANCED SERIES TRUST
AST Advanced Strategies Portfolio
Seeks a high level of absolute return by using traditional and non-traditional investment strategies and by investing in domestic and foreign equity and fixed income securities, derivative instruments and other investment companies.

Brown Advisory LLC; Loomis, Sayles & Company, L.P.; LSV Asset Management; Prudential Investment Management, Inc.; Quantitative Management Associates LLC; T. Rowe Price Associates, Inc.; William Blair & Company, LLC

AST Balanced Asset Allocation Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	Prudential Investments LLC; Quantitative Management Associates, LLC
AST BlackRock Global Strategies Portfolio	Seeks a high total return consistent with a moderate level of risk.	BlackRock Financial Management, Inc.; BlackRock International Limited
AST BlackRock Low Duration Bond Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Financial Management, Inc.
AST BlackRock/Loomis Sayles Bond Portfolio	Seeks to maximize total return, consistent with preservation of capital and prudent investment management.	BlackRock Financial Management, Inc.; BlackRock International Limited; BlackRock (Singapore) Limited; Loomis, Sayles & Company, L.P.
AST Cohen & Steers Realty Portfolio	Seeks to maximize total return through investment in real estate securities.	Cohen & Steers Capital Management, Inc.
AST FI Pyramis® Quantitative Portfolio	Seeks long-term capital growth balanced by current income.	Pyramis Global Advisors, LLC, a Fidelity Investments Company
Pyramis is a registered service mark of FMR LLC. Used with permission.
AST Goldman Sachs Mid-Cap Growth Portfolio	Seeks long-term growth of capital.	Goldman Sachs Asset Management, L.P.
AST Herndon Large-Cap Value Portfolio	Seeks maximum growth of capital by investing primarily in the value stocks of larger companies.	Herndon Capital Management, LLC
AST International Value Portfolio	Seeks capital growth.	Lazard Asset Management LLC; LSV Asset Management
AST J.P. Morgan International Equity Portfolio	Seeks capital growth.	J.P. Morgan Investment Management, Inc.

AST J.P. Morgan Strategic Opportunities Portfolio	Seeks to maximize return compared to the benchmark through security selection and tactical asset allocation.	J.P. Morgan Investment Management, Inc.
AST Large-Cap Value Portfolio	Seeks current income and long-term growth of income, as well as capital appreciation.	Hotchkis and Wiley Capital Management, LLC
AST Loomis Sayles Large-Cap Growth Portfolio	Seeks capital growth.	Loomis, Sayles & Company, L.P.
AST MFS Global Equity Portfolio	Seeks capital growth.	Massachusetts Financial Services Company
AST MFS Growth Portfolio	Seeks long-term growth of capital and future, rather than current, income.	Massachusetts Financial Services Company
AST Preservation Asset Allocation Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	Prudential Investments LLC; Quantitative Management Associates, LLC
AST Prudential Growth Allocation Portfolio	Seeks total return.	Prudential Investment Management, Inc.; Quantitative Management Associates LLC
AST RCM World Trends Portfolio	Seeks highest potential total return consistent with its specified level of risk tolerance.	Allianz Global Investors U.S. LLC
AST Schroders Global Tactical Portfolio	Seeks to outperform its blended performance benchmark.	Schroder Investment Management North America Inc.; Schroder Investment Management North America Ltd.
AST Small-Cap Growth Portfolio	Seeks long-term capital growth.	Eagle Asset Management, Inc.; Emerald Mutual Fund Advisers Trust
AST Small-Cap Growth Opportunities Portfolio	Seeks capital growth.	Wellington Management Company, LLP; RS Investment Management Co., LLC
AST Small-Cap Value Portfolio	Seeks to provide long-term capital growth by investing primarily in small-capitalization stocks that appear to be undervalued.	J.P. Morgan Investment Management, Inc.; LMCG Investments, LLC
AST T. Rowe Price Asset Allocation Portfolio	Seeks a high level of total return by investing primarily in a diversified portfolio of equity and fixed-income securities.	T. Rowe Price Associates, Inc.
AST T. Rowe Price Large-Cap Growth Portfolio
Seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.
T. Rowe Price Associates, Inc.
AST T. Rowe Price Natural Resources Portfolio
Seeks long-term capital growth primarily through investing in the common stocks of companies that own or develop natural resources (such as energy products, precious metals and forest products) and other basic commodities.
T. Rowe Price Associates, Inc.
AST Templeton Global Bond Portfolio	Seeks to provide current income with capital appreciation and growth of income.	Franklin Advisers, Inc.
AST Wellington Management Hedged Equity Portfolio
Seeks to outperform a mix of 50% Russell 3000® Index, 20% MSCI EAFE Index, and 30% Treasury Bill Index over a full market cycle by preserving capital in adverse markets utilizing an options strategy while maintaining equity exposure to benefit from up markets through investments in Wellington Management’s equity investment strategies.
Wellington Management Company, LLP

PRUDENTIAL SERIES FUND
PSF Conservative Balanced Portfolio - Class I	Seeks total investment return consistent with a conservatively managed diversified portfolio.	Prudential Investment Management, Inc.; Quantitative Management Associates, LLC
PSF Diversified Bond Portfolio – Class I	Seeks a high level of income over a longer term while providing reasonable safety of capital.	Prudential Investment Management, Inc.
PSF Equity Portfolio – Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Flexible Managed Portfolio - Class I	Seeks total return consistent with an aggressively managed diversified portfolio.	Prudential Investment Management, Inc.; Quantitative Management Associates, LLC
PSF Global Portfolio – Class I	Seeks long-term growth of capital.	Brown Advisory, LLC; LSV Asset Management; Quantitative Management Associates, LLC; T. Rowe Price Associates, Inc.; William Blair & Company, LLC
PSF High Yield Bond Portfolio – Class I	Seeks high total return.	Prudential Investment Management, Inc.
PSF Jennison Portfolio – Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Jennison 20/20 Focus Portfolio – Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Money Market Portfolio – Class I	Seeks maximum current income that is consistent with the stability of capital and the maintenance of liquidity.	Prudential Investment Management, Inc.
PSF Natural Resources Portfolio – Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Small Capitalization Stock Portfolio – Class I	Seeks long-term growth of capital.	Quantitative Management Associates, LLC
PSF SP Prudential U.S. Emerging Growth Portfolio – Class I	Seeks long-term capital appreciation.	Jennison Associates LLC
PSF SP Small-Cap Value Portfolio – Class I	Seeks long-term growth of capital.	Goldman Sachs Asset Management, L.P.
PSF Stock Index Portfolio – Class I	Seeks investment results that generally correspond to the performance of publicly-traded common stocks.	Quantitative Management Associates, LLC
PSF Value Portfolio – Class I	Seeks capital appreciation.	Jennison Associates LLC

Variable Investment Option	Investment Objective Summary	Investment Adviser/Subadviser
Unaffiliated Funds
AMERICAN FUNDS INSURANCE SERIES®
American Funds Insurance Series® Blue Chip Income and Growth FundSM – Class 2	Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.	Capital Research and Management CompanySM
American Funds Insurance Series® Growth FundSM - Class 2	Seeks to provide growth of capital.	Capital Research and Management CompanySM
American Funds Insurance Series® Growth-Income FundSM - Class 2	Seeks to achieve long-term growth of capital and income.	Capital Research and Management CompanySM
American Funds Insurance Series® International FundSM - Class 2	Seeks to provide long-term growth of capital.	Capital Research and Management CompanySM
DREYFUS
The Dreyfus Socially Responsible Growth Fund, Inc. - Service Shares	Seeks capital growth, with current income as a secondary goal.	The Dreyfus Corporation
DREYFUS INVESTMENT PORTFOLIOS
Dreyfus MidCap Stock Portfolio - Service Shares
Seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400® Index (S&P 400).
The Dreyfus Corporation
FIDELITY® VARIABLE INSURANCE PRODUCTS
Fidelity® VIP Contrafund® Portfolio - Service Class 2	Seeks long-term capital appreciation.	Fidelity Management & Research Company/FMR Co., and other Fidelity affiliates
Fidelity® VIP Index 500 Portfolio – Service Class 2	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity Management & Research Company/Geode Capital Management, LLC; FMR Co., Inc.
Fidelity® VIP Mid Cap Portfolio - Service Class 2	Seeks long-term growth of capital.	Fidelity Management & Research Company/FMR Co., and other Fidelity affiliates
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Income VIP Fund - Class 2	Seeks to maximize income while maintaining prospects for capital appreciation.	Franklin Advisers, Inc.
Franklin Mutual Shares VIP Fund - Class 2	Seeks capital appreciation, with income as a secondary goal.	Franklin Mutual Advisers, LLC
Templeton Growth VIP Fund - Class 2	Seeks long-term capital growth.	Templeton Global Advisors Limited
INVESCO

Invesco V.I. Growth and Income Fund – Series I	Seeks long-term growth of capital and income.	Invesco Advisers, Inc.
JANUS ASPEN SERIES
Janus Aspen Overseas Portfolio - Service Shares	Seeks long-term growth of capital.	Janus Capital Management LLC
JPMORGAN INSURANCE TRUST
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio - Class 1	Seeks long-term capital growth.	J.P. Morgan Investment Management, Inc.
M FUND
M Capital Appreciation Fund	Seeks to provide maximum capital appreciation.	M Financial Investment Advisers, Inc./Frontier Capital Management Company, LLC.
M International Equity Fund	Seeks to provide long-term capital appreciation.	M Financial Investment Advisers, Inc./Northern Cross, LLC.
M Large Cap Growth Fund	Seeks to provide long-term capital appreciation.	M Financial Investment Advisers, Inc./DSM Capital Partners, LLC.
M Large Cap Value Fund	Seeks to provide long-term capital appreciation.	M Financial Investment Advisers, Inc./AJO, LP
MFS® VARIABLE INSURANCE TRUST
MFS® Total Return Bond Series - Initial Class	Seeks total return with an emphasis on current income, but also considering capital appreciation.	Massachusetts Financial Services Company
MFS® Utilities Series - Initial Class	Seeks total return.	Massachusetts Financial Services Company
MFS® Value Series - Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Socially Responsive Portfolio - Class S	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s financial criteria and social policy.	Neuberger Berman Management, LLC/Neuberger Berman LLC

The investment managers or subadvisers for the Funds charge a daily investment management fee as compensation for their services.  Allocations made to all AST and PSF Funds benefit us financially because fees are paid to us or our affiliates by the AST and PSF Funds.  More detailed information, including a full description of these fees, is available in the attached Fund prospectuses.

The AST Balanced Asset Allocation Portfolio and the AST Preservation Asset Allocation Portfolio each invests primarily in shares of other underlying Fund Portfolios, which are managed by the subadvisers of those Portfolios.

In the future, it may become disadvantageous for Separate Accounts of variable life insurance and variable annuity contracts to invest in the same underlying Funds.  Neither the companies that invest in the Funds nor the Funds currently foresee any such disadvantage.  The Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contract Owners and to determine what action, if any, should be taken.  Material conflicts could result from such things as:

(1)	changes in state insurance law;
(2)	changes in federal income tax law;
(3)	changes in the investment management of any Variable Investment Option; or
(4)	differences between voting instructions given by variable life insurance and variable annuity Contract Owners.

A Fund or Portfolio may have a similar name, investment objective, or investment policy resembling those of a mutual fund managed by the same investment adviser or subadviser that is sold directly to the public.  Despite such similarities, there can be no assurance that the investment performance of any such Fund or Portfolio will resemble that of the publicly available mutual fund.

Service Fees Payable to Pruco Life

We and our affiliates receive substantial payments from the underlying Funds and/or related entities, such as the Funds’ advisers and subadvisers. Because these fees and payments are made to us and our affiliates, allocations you make to the underlying Funds benefit us financially. In selecting Funds available under the Contract, we consider the payments that will be made to us.

We receive Rule 12b-1 fees which compensate us and our affiliate, Pruco Securities, LLC, for distribution and administrative services (including recordkeeping services and the mailing of prospectuses and reports to Contract Owners). These fees are paid by the underlying Funds out of each Fund’s assets and are therefore borne by Contract Owners. We also receive administrative services payments, some of which are paid by the underlying Funds and some of which are paid by the advisers of the underlying Funds or their affiliates and are referred to as “revenue sharing” payments.   Currently, the maximum combined 12b-1 fees and administrative services payments we receive with respect to a Fund are equal to an annual rate of 0.65% of the average assets allocated to the Fund under the Contract. We expect to make a profit on these fees and payments and consider them when selecting the Funds available under the Contract.

In addition, an adviser or subadviser of a Fund or a distributor of the Contract may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Contract. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker-dealer firms’ registered representatives, and creating marketing material discussing the Contract, available options, and underlying Funds. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, subadviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, subadviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, subadvisers, or distributors and the amounts of such payments may vary between and among each adviser, subadviser, and distributor depending on their respective participation.

In addition to the payments that we receive from underlying Funds and/or their affiliates, those same Funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

Voting Rights

We are the legal owner of the shares of the Funds associated with the Variable Investment Options.  However, we vote the shares according to voting instructions we receive from Contract Owners.  We will mail you a proxy, which is a form you need to complete and return to us, to tell us how you wish us to vote.  When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions.  We vote shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as the shares for which instructions are received.  We may change the way your voting instructions are calculated if it is required by federal or state regulation.  We may also elect to vote shares that we own in our own right if the applicable federal securities laws or regulations, or their current interpretation, change so as to permit us to do so.

We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Variable Investment Options or to approve or disapprove an investment advisory contract for the Fund.  In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds associated with the available Variable Investment Options, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations.  If we disregard Contract Owner voting instructions, we will advise Contract Owners of our action and the reasons for such action in the next available annual or semi-annual report.

Substitution of Variable Investment Options

We may substitute one or more of the available Variable Investment Options.  We may terminate the availability of any variable investment option at any time.  If we do so, you will no longer be permitted to allocate additional investments to the option, either by premium payment or transfer.  We would not do this without any necessary SEC and/or state approval.  You will be given specific notice in advance of any substitution we intend to make.

The Fixed Rate and Long Term Fixed Rate Options

You may choose to allocate, initially or by transfer, all or part of your Contract Fund to the Fixed Rate Option and/or the Long Term Fixed Rate Option.  These amounts becomes part of our general account.  The general account consists of all assets owned by us other than those in the Account and in other Separate Accounts that have been or may be established by us.  Subject to applicable law, we have sole discretion over the investment of the general account assets, and Contract Owners do not share in the investment experience of those assets.  Instead, we guarantee that the part of the Contract Fund allocated to the Fixed Rate Option and the Long Term Fixed Rate Option will accrue interest daily at an effective annual rate that we declare periodically, but not less than an effective annual rate of 2%.  Although the guaranteed rate is the same for the Fixed Rate Option and Long Term Fixed Rate Option, the declared rates for these options at any given time may be different.  We generally expect to declare a higher rate of interest on the Long Term Fixed Rate Option than on the Fixed Rate Option.  The fulfillment of our guarantee under this benefit is dependent on our claims paying ability.  We are not obligated to credit interest at a rate higher than an effective annual rate of 2%, although we may do so.

Transfers out of the Fixed Rate Option and the Long Term Fixed Rate Option are subject to strict limits.  See Transfers/Restrictions on Transfers.  The payment of any Cash Surrender Value attributable to the Fixed Rate Option and the Long Term Fixed Rate Option may be delayed up to six months.  See When Proceeds Are Paid.

If you exercise the Overloan Protection Rider, any unloaned Contract Fund value remaining in the Variable Investment Options will be transferred to the Fixed Rate Option.  Additionally, transfers out of the Fixed Rate Option and the Long Term Fixed Rate Option and into the Variable Investment Options will no longer be permitted.  See Loans.

Because of exemptive and exclusionary provisions, interests in the Fixed Rate Option and the Long Term Fixed Rate Option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940.  Accordingly, interests in the Fixed Rate Option and the Long Term Fixed Rate Option are not subject to the provisions of these Acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Rate Option or the Long Term Fixed Rate Option.  Any inaccurate or misleading disclosure regarding the Fixed Rate Option and the Long Term Fixed Rate Option is subject to certain generally applicable provisions of federal securities laws.

CHARGES AND EXPENSES

This section provides a more detailed description of each charge that is described briefly in the SUMMARY OF CHARGES AND EXPENSES beginning on page 1 of this prospectus.  There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.  Most charges, although not all, are made by reducing the Contract Fund.

The total amount invested in the Contract Fund, at any time, consists of:

(a)	the Variable Investment Options,
(b)	the Fixed Rate Option,
(c)	the Long Term Fixed Rate Option, and
(d)	any Contract loan. See Loans.
In several instances we use the terms "maximum charge" and "current charge."  The "maximum charge", in each instance, is the highest charge that we may make under the Contract.  The "current charge", in each instance, is the amount that we now charge, which may be lower than maximum charges.  If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Current charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges.  In deciding whether to change any of these current charges, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed.  Premium based administrative charges will be set at one rate for all Contracts like this one.  Changes in other charges will be by class.  We will not recoup prior losses or distribute prior gains by means of these changes.

The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract. We may reduce stated fees under particular contracts as to which, due to economies of scale and other factors, our administrative costs are reduced.

Sales Load Charges

We may charge up to 6% of premiums received in all Contract Years.  This charge, often called a “sales load”, is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

Currently, we charge 3% of premiums for sales expenses in the first five Contract Years, 2.25% in Contract Years six through 10, and zero thereafter.

Premium Based Administrative Charge

We may charge up to 7.5% of premiums received for a premium based administrative charge, which includes any federal, state or local income, premium, excise, business tax or any other type of charge (or component thereof) measured by or based upon the amount of premium we receive.

This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.

The first part is a charge for state and local premium taxes.  The current amount for this first part is 2.5% of the premium and is our estimate of the average burden of state taxes generally.  Tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5% (but may exceed 5% in some instances).  The rate applies uniformly to all Contract Owners without regard to location of residence.  We may collect more for this charge than we actually pay for state and local premium taxes.

The second part is a charge for federal income taxes measured by premiums. The current amount for this second part is 1.25% of the premium.  We believe that this charge is a reasonable estimate of an increase in our federal income taxes resulting from an Internal Revenue Code provision which requires us to capitalize and amortize a percentage of premiums received each year.  The required amortization period is 10 years.  This charge is intended to recover this increased tax.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states.  Currently, these taxes are not significant and they are not charged against the Account.  If there is a material change in the applicable state or local tax laws, we may impose a corresponding charge against the Account.

Cost of Insurance

We deduct a monthly cost of insurance ("COI") charge. The purpose of this charge is to compensate us for the cost of providing insurance coverage.  The COI charge is determined by multiplying the per $1,000 COI rate by the net amount risk, divided by 1,000. The net amount at risk is the amount by which the Contract’s Death Benefit exceeds the Contract Fund.  When an insured dies, the amount payable to the beneficiary (assuming there is no Contract Debt) is larger than the Contract Fund, which can be significantly larger if the insured dies in the early years of a Contract.  The COI charges collected from all Contract Owners enables us to pay this larger Death Benefit. The COI charge is generally deducted proportionately (or as you directed, see Allocated Charges) from the dollar amounts held in each of the chosen investment options.

The net amount at risk is based on your Death Benefit, and your Contract Fund, therefore it is impacted by such factors as investment performance, premium payments and charges and fees.  The current COI rates vary by issue age, sex, underwriting classification, and Contract duration.  The rates generally increase over time but are never more than the maximum charges listed in the Contract.  The maximum COI rates are based upon the 2001 Commissioner's Standard Ordinary ("CSO") Mortality Tables.  Our current COI charges range from $0.01 to $83.34 per $1,000 of net amount at risk.

Monthly Deductions from the Contract Fund

In addition to the COIs, we deduct an administrative charge for the Basic Insurance Amount.  This charge is made up of two parts and is intended to compensate us for things like processing claims, keeping records, and communicating with Contract Owners.

(1)	The first part of the charge is a flat monthly fee of $9 per month.

(2)
The second part of the charge is an amount per $1,000 of the Basic Insurance Amount. The amount varies by issue age, sex, and underwriting classification.  Generally, the rate per $1,000 of Basic Insurance Amount is higher for older issue ages and for higher-risk underwriting classifications.  Currently, we deduct this part of the charge during the first seven Contract Years.

The following table provides samples of the initial administrative charges per $1,000 of Basic Insurance Amount.

Sample Administrative Charges: (per $1,000 rates)
Issue Age	Male Nonsmoker	Male Smoker	Female Nonsmoker	Female Smoker
35	$0.18	$0.36	$0.16	$0.26
45	$0.35	$0.64	$0.30	$0.53
55	$0.56	$0.82	$0.35	$0.67
65	$0.90	$0.90	$0.58	$0.85

The highest charge per thousand is $8.21 and applies to males, nonsmokers at age 85 in the worst rating class.  The lowest charge per thousand is $0.07 and applies to female nonsmoking classes at younger ages.   The amount of the maximum charge that applies to your particular Contract is shown on the Contract’s data pages under the heading “Adjustments to the Contract Fund.”

You may add one or more riders to the Contract.  Some riders are charged for separately.  If you add such a rider to the basic Contract, additional charges will be deducted.  See Charges for Rider Coverage.

We generally deduct the monthly charges proportionately from the dollar amount held in each of the chosen investment options.  Alternatively, you may select up to two investment options from which we deduct your Contract's monthly charges.  See Allocated Charges.

The earnings of the Account are taxed as part of our operations.  Currently, no charge is being made to the Account for our federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums.  See Premium Based Administrative Charge.  We periodically review the question of a charge to the Account for our federal income taxes.  We may charge such a fee in the future for any federal income taxes that would be attributable to the Contracts.

Daily Deduction from the Variable Investment Options

Each day we deduct a charge from the assets of the Variable Investment Options in an amount equivalent to an effective annual rate of up to 0.45%.  Currently, we charge 0.25%.  This charge is intended to compensate us for assuming mortality and expense risks under the Contract.  The mortality risk we assume is that insureds may live for shorter periods of time than we estimated when mortality charges were determined.  The expense risk we assume is that expenses incurred in issuing and administering the Contract will be greater than we estimated in fixing our administrative charges.  This charge is not assessed against amounts allocated to the Fixed Rate Option or the Long Term Fixed Rate Option.

Surrender Charges

We assess a surrender charge if during the first 14 Contract Years the Contract lapses, is surrendered, or the Basic Insurance Amount is decreased (including as a result of a withdrawal or a Death Benefit type change).  These surrender charges compensate us for costs associated with the Contracts, such as: processing applications, conducting examinations, determining insurability and the insured’s rating class, and establishing records.  While the amount of the surrender charge decreases over time, it may be a substantial portion of, or even equal to, your Contract Fund.  We do not deduct a surrender charge from the Death Benefit if the insured dies during this period.

We deduct the maximum surrender charge that applies to your Contract in the early durations.  The maximum surrender charge we deduct ranges from $6.13 to $54.56 per $1,000 of Basic Insurance Amount.  For example, the maximum surrender charge for a Contract Owner, male age 55 in the Preferred Best underwriting class, with no riders or extras is $34.97 per $1,000 of Basic Insurance Amount.  Your actual charge will vary by duration, and the insured’s age, sex, and underwriting classification.  A schedule showing maximum surrender charges for a full surrender occurring each year that a surrender charge may be payable is found in the data pages of your Contract.  The charge decreases to zero by the end of the 14th year.

The chart below provides an example of the surrender charge applied to a representative Contract Owner.  You may obtain more information about the particular surrender charge that applies to you by contacting your Pruco Life representative.

Sample Surrender Charges Representative insured: male, age 55 at Contract issuance, Preferred Best underwriting class, no ratings or extras.
Surrender occurring during Contract Year:	Amount per $1,000 of Basic Insurance Amount:
1	$34.97
2	$33.20
3	$31.42
4	$29.65
5	$27.66
6	$25.89
7	$23.90
8	$22.13
9	$20.36
10	$18.37
11	$14.61
12	$11.07
13	$7.30
14	$3.54
15+	$0.00

If, during the first 14 Contract Years, the Basic Insurance Amount is decreased (including as a result of a withdrawal or a change in type of Death Benefit), we may deduct a percentage of the surrender charge.  The percentage will be the amount by which the new Basic Insurance Amount is less than the threshold amount, divided by the threshold amount.  The threshold amount is the lowest Basic Insurance Amount since the Contract was issued.  After this transaction, a corresponding new surrender charge schedule will be determined to reflect that portion of surrender charges deducted in the past.

If we are processing a full surrender of your Contract, and your Contract includes the Enhanced Cash Value Rider, and your Contract is not in default, we will determine the Additional Amount that is due to you and add that Additional Amount to your Cash Surrender Value.  This Additional Amount is not payable when your Contract is surrendered in connection with a 1035 Exchange.  The Additional Amount is available in states where it is approved.

Transaction Charges

(a)	We may charge a Transfer fee of up to $25 for each transfer exceeding 12 in any Contract Year. Currently, we do not charge a transaction fee for transfers.

(b)	We may charge a Withdrawal fee of up to $25 in connection with each withdrawal. Currently, we do not charge an administrative processing fee for withdrawals.

(c)	We may charge an Insurance Amount Decrease fee of up to $25 for any decrease in Basic Insurance Amount. Currently, we do not charge a transaction fee for a decrease in the Basic Insurance Amount.

(d)
We may charge an Insurance Amount Decrease fee of up to $25 for any decrease in the Target Term Rider coverage amount for Contracts with this rider.  Currently, we do no charge a transaction fee for a decrease in the Target Term Rider coverage amount.

(e)	We charge an Overloan Protection Rider transaction fee of 3.5% of your Contract Fund amount for exercising the Overloan Protection Rider.

(f)	We charge a Living Needs Benefit Rider transaction fee of up to $150 for Living Needs Benefit payments .

Allocated Charges

You may select up to two investment options from which we deduct your Contract's monthly charges.  Monthly charges include:  (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification.  Allocations must be designated in whole percentages and total 100%.  For example, 33% can be selected but 331/3% cannot.  See Monthly Deductions from the Contract Fund.

If there are insufficient funds in one or both of your selected investment options to cover the monthly charges, the selected investment option(s) will be reduced to zero.  Any remaining charge will generally be deducted from your other Variable Investment Options, the Fixed Rate Option, and the Long Term Fixed Rate Option proportionately to the dollar amount in each.  Furthermore, if you do not specify an allocation of monthly charges, we will generally deduct monthly charges proportionately from all investment options.

Charges After Age 121

Beginning on the first Contract Anniversary on or after the insured’s 121st birthday, we will no longer accept premiums or deduct monthly charges from the Contract Fund.  You may continue the Contract until the insured's death, or until you surrender the Contract for its Cash Surrender Value.  You may continue to make transfers, loans, loan repayments, and withdrawals, subject to the limitations on these transactions described elsewhere in this prospectus.  We will continue to make daily deductions for mortality and expense risk charges, and the funds will continue to charge operating expenses if you have amounts in the Variable Investment Options.  Any Contract loan will remain outstanding and continue to accrue interest until it is repaid. The Contract can only lapse if Contract Debt grows to be equal to or more than the cash value.

Fund Charges

The Funds deduct charges from and pay expenses out of the Variable Investment Options as described in the Fund prospectuses.

Charges for Rider Coverage

•
Accidental Death Benefit Rider - We deduct a monthly charge for this rider, which provides an additional Death Benefit if the insured’s death is accidental.  The charge ranges from $0.04 to $0.28 per $1,000 of coverage based on issue age and sex of the insured, and is charged until the first Contract Anniversary on or after the insured’s 100th birthday.

•
Children Level Term Rider - We deduct a monthly charge for this rider, which provides term life insurance on all dependent children that are covered under this rider.  The charge is $0.42 per $1,000 of coverage and is charged until the earliest of: the primary insured’s death, the first Contract Anniversary on or after the primary insured’s 75th birthday, or you notify us to discontinue the rider coverage.

•
Enhanced Cash Value Rider - We deduct a one-time charge from the first monthly deduction on the Contract for this rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value. The current charge is $0.50 per $1,000 of Basic Insurance Amount.

•
Enhanced Disability Benefit Rider - We deduct a monthly charge for this rider, which provides invested premium amounts while the insured is totally disabled.  The current charge is based on issue age, sex, and underwriting classification of the insured.  It ranges from 7.08% to 12.17% of the greater of: 9% of the Contract's Limited No-Lapse Guarantee Premium and the total of all monthly deductions, and is charged until the first Contract Anniversary on or after the insured’s 60th birthday.

•	Living Needs Benefit RiderSM - We deduct a transaction fee of up to $150 for this rider if benefits are paid.

•	Overloan Protection Rider - We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.

•
Target Term Rider - We may deduct a monthly charge for the administration of this rider, which provides a flexible term insurance benefit to Attained Age 121 on the life of the insured.  Currently, we do not deduct the monthly charge for the administration of this rider.  We may deduct a COI charge for this rider, which ranges from $0.01 to $83.34 per $1,000 of rider Death Benefit, and is based on rider coverage duration and issue age, sex, and underwriting classification of the insured.

PERSONS HAVING RIGHTS UNDER THE CONTRACT

Contract Owner

There are circumstances when the Contract Owner is not the insured.  There may also be more than one Contract Owner.  If the Contract Owner is not the insured or there is more than one Contract Owner, they will be named in an endorsement to the Contract.  This ownership arrangement will remain in effect unless you ask us to change it.

You may change the ownership of the Contract by sending us a request.  We may ask you to send us the Contract to be endorsed.  Once we receive your request, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date the request is received in Good Order at our Service Office.

While the insured is living, the Contract Owner is entitled to any Contract benefit and value.  Only the Contract Owner is entitled to exercise any right and privilege granted by the Contract or granted by us.  For example, the Contract Owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of the insured.  You may designate or change a beneficiary by sending us a request.  We may ask you to send us the Contract to be endorsed.  If we receive your request in Good Order at our Service Office, and the Contract if we ask for it, we will file and record the change and it will take effect as of the date you sign the request.  However, if we make any payment(s) before we receive the request, we will not have to make the payment(s) again.  When we are made aware of an assignment, we will recognize the assignee’s rights before any claim payments are made to the beneficiary.  When a beneficiary is designated, any relationship shown is to the insured, unless otherwise stated .

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance.  Generally, the Contract may not be assigned to an employee benefit plan or program without our consent.  We assume no responsibility for the validity or sufficiency of any assignment.  We will not be obligated to comply with any assignment unless we receive a copy at a Service Office.

Incontestability

We will not contest the Contract after it has been in-force during the insured’s lifetime for two years from the issue date, the reinstatement date, or the effective date of any change made to the Contract that requires our approval and would increase our liability.

Misstatement of Age or Sex

If the insured's stated age or sex or both are incorrect in the Contract, we will adjust the Death Benefit payable and any amount to be paid, as required by law, to reflect the correct age and sex.  Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.   Misstatements of age or sex are not restricted to the incontestability provision described above .

Settlement Options

The Contract grants to most Contract Owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds.  Under the Contract, the Death Benefit may be paid in a single sum or under one of the optional modes of settlement.  Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion

Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract Date, the Contract will end and we will return the premiums paid, less any Contract Debt, and less any withdrawals.

LIMITED NO-LAPSE GUARANTEE

Your contract is issued with a limited guarantee against lapse.  The guarantee is effective the first ten years of the Contract and provides that the Contract will not lapse as a result of unfavorable investment performance, and a Death Benefit will be paid upon the death of the insured, even if your Contract Fund value drops to zero.  The Limited No-Lapse Guarantee is based on premium payments and is not a benefit you need to elect.  Withdrawals and outstanding Contract loans may adversely affect the status of the Limited No-Lapse Guarantee.  See Withdrawals and Loans.

How We Calculate and Determine if You Have a Limited No-Lapse Guarantee

We calculate your Contract's Accumulated Net Payments on the Contract Date and on each Monthly Date of the first ten Contract years.  Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 3%, less withdrawals accumulated at 3%.  For Contracts that had previously lapsed because of excess Contract Debt, we also subtract the Contract Debt in effect at the time of lapse accumulated at 3% starting at the date of default.  If you have an outstanding Contract loan, the Limited No-Lapse Guarantee will not keep the Contract in-force.

We also calculate Limited No-Lapse Guarantee Values. These are values used solely to determine if a Limited No-Lapse Guarantee is in effect and vary by Basic Insurance Amount, definition of life insurance test, issue age, sex, underwriting class, optional benefits and any additional or substandard mortality risk. These are not cash values that you can realize by surrendering the Contract, nor are they payable Death Benefits.

On each Monthly Date, we will compare your Accumulated Net Payments to the Limited No-Lapse Guarantee Value. If your Accumulated Net Payments equal or exceed the Limited No-Lapse Guarantee Value, and there is no excess Contract Debt, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

The following table provides sample Limited No-Lapse Guarantee Values (to the nearest dollar).  The example assumes:  (1) the insured is a male, age 55, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 Basic Insurance Amount and Level Death Benefit option; (3) no extra benefit riders have been added to the Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

Contract Anniversary	Limited No-Lapse Guarantee Value
Contract Date	$0.00
1st	$1,856.58
2nd	$3,768.85
3rd	$5,738.49
4th	$7,767.22
5th	$9.856.81
6th	$12,225.94
7th	$14,225.94
8th	$16,509.29
9th	$18,861.14
10th	$21,283.55

Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Limited No-Lapse Guarantee Values.
See the Rider to Provide Lapse Protection for No-Lapse Guarantee information after the first ten years.

RIDERS

Contract Owners may be able to obtain extra fixed benefits, which may require additional charges.  These optional insurance benefits will be described in what is known as a "rider" to the Contract.   All riders are only available at Contract issuance, except as noted.   The available riders include the following (as described more fully below):

•	Target Term Rider, which provides a flexible term insurance benefit to Attained Age 121 on the life of the insured.
•	Overloan Protection Rider, which guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated Cash Surrender Value of your Contract.
•	Accidential Death Benefit Rider, which provides an additional Death Benefit that is payable if the insured's death is accidental.
•	Children Level Term Rider, which provides term life insurance coverage on the life of the insured's children.
•	Enhanced Cash Value Rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value.
•	Enhanced Disability Benefit Rider, which pays certain amounts into the Contract if the insured is totally disabled.
•
Living Needs BenefitSM Rider, which allows you to elect to receive an accelerated payment of all or part of the Death Benefit, adjusted to reflect current value, if the insured becomes terminally ill or is confined to a nursing home.   This rider may be added after Contract issuance.

Additionally, each Contract is issued with an attached Rider to Provide Lapse Protection that is not optional.  There is no charge for the Rider to Provide Lapse Protection.

Charges applicable to the riders will be deducted from the Contract Fund on each Monthly Date, with the exception of the Rider to Provide Lapse Protection, the Overloan Protection Rider, the Enhanced Cash Value Rider, and the Living Needs Benefit Rider.

Some riders may depend on the performance of the Account.  Rider benefits will no longer be available if the Contract lapses, or if you choose to keep the Contract in-force under the Overloan Protection Rider.  Some riders are not available in conjunction with other riders and certain restrictions may apply as set forth below.   Some riders or features described in this prospectus may be subject to state variations or may not be available in all states.  See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus.  A Pruco Life representative can explain all of these extra benefits further.  We will provide samples of the provisions upon receiving a written request.

Rider to Provide Lapse Protection

Your Contract is issued with an attached Rider to Provide Lapse Protection.  Under the Rider to Provide Lapse Protection, beginning in the eleventh Contract year, we agree to keep your Contract in-force and guarantee that your Contract will not lapse, as long as the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt. If you have an outstanding Contract loan, the Rider to Provide Lapse Protection will not keep the Contract in-force.

On the Contract Date and on each Monthly Date thereafter, we will calculate your No-Lapse Guarantee Value (your No-Lapse Contract Fund, less any Contract Debt).  Your No-Lapse Contract Fund is the accumulated value of the prior No-Lapse Contract Fund, plus any no-lapse invested premium amounts, plus no-lapse interest, and minus a no-lapse charge factor.  Additionally, the No-Lapse Contract Fund is adjusted for any withdrawals, loans, and administrative fees.  If the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt, your Contract will remain in-force until the next Monthly Date, even if you experience poor investment results and your Net Cash Value falls to zero or less.

In later years we may, depending on the value of your Contract Fund, increase the No-Lapse Contract Fund.  This potential increase is referred to as the lapse protection enhancement amount.  For issue ages up through 70, we will calculate a lapse protection enhancement amount on each Contract Anniversary beginning on the earlier of: (a) the 19th Contract Anniversary, and (b) the first Contract Anniversary on or after the insured reaches age 79.  For issue ages of 71 and older, we will calculate a lapse protection enhancement amount on each Contract Anniversary beginning on the 9th Contract Anniversary.  The lapse protection enhancement amount is based on the value of the Contract Fund compared to the No-Lapse Contract Fund.  If 65% of the Contract Fund value exceeds the No-Lapse Contract Fund and the No-Lapse Contract Fund is not a negative value, the No-Lapse Contract Fund will be increased to equal 65% of the Contract Fund.  If at the time of calculation the No-Lapse Contract Fund is a negative amount, we will increase the No-Lapse Contract Fund by an amount equivalent to 65% of the Contract Fund.  The amount is calculated before monthly charges are deducted.  Depending on the amounts in your Contract Fund and No-Lapse Contract Fund, it is possible the lapse protection enhancement amount may be zero.

Under the Rider to Provide Lapse Protection, premiums are applied to your No-Lapse Contract Fund as of the date they are received.  For any premium we receive in the 21-day period preceding a Contract Anniversary on which the sale charges decrease, we will subtract a no-lapse charge for sales expenses no greater than the amount we would subtract if that premium were received on the Contract Anniversary.

Your No-Lapse Guarantee Value is calculated solely to determine whether your Contract is in-force or in default.  These are not cash values that you realize by surrendering the Contract, nor are they payable as Death Benefits, and they do not change your Contract values. The process to calculate your No-Lapse Guarantee Value is similar to the process that determines your actual contract values, however, the No-Lapse Guarantee Value will not be impacted by any investment loss or gain of the Contract Fund.

The charge factor used to determine the No-Lapse Guarantee Contract Fund and No-Lapse Guarantee Value will vary based on Basic Insurance Amount, duration, age, sex, underwriting class, and extra ratings.  In addition, the charge factor is used only to determine whether your Contract is in default and does not affect your actual Contract values.  The charges that are specific to your Contract will appear in the section titled Lapse Protection Rider Data in your Contract.

Beginning in year eleven, the Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero and having no excess Contract Debt.  If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less and the No-Lapse Guarantee Value equals zero or less, your Contract will be in default.  If you take withdrawals and loans from your Contract, you increase the risk that your Contract will go into default.

Should any event occur that would cause your Contract to go into default or lapse, we will notify you of the required payment to keep your Contract in-force.  Your payment must be received at the Payment Office or postmarked within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value.   To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office.  I f you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-Death Distributions.  If your Contract lapses, and you meet the requirements to reinstate it, the Rider to Provide Lapse Protection will also be reinstated.  See LAPSE AND REINSTATEMENT.

If you elected the Guideline Premium Test for the definition of life insurance test, you may not be able to pay enough to get the guarantee for the duration you desire without violating the definition of life insurance.   This is not true when choosing the Cash Value Accumulation Test for the definition of life insurance.  See PREMIUMS and Tax Treatment of Contract Benefits - Treatment as Life Insurance.

Target Term Rider

The Target Term Rider provides a flexible term insurance benefit to Attained Age 121 on the life of the insured.  If you elect to have the Target Term Rider, you specify the amount of Target Term Rider coverage you desire, from $5,000 up to four times the Contract’s Basic Insurance Amount. This amount is called the rider coverage amount and is the maximum Death Benefit payable under the rider.  The minimum Target Term Rider coverage amount is $5,000 and requires a minimum Basic Insurance Amount of $100,000 for the base Contract.  However, the Basic Insurance Amount and the Target Term Rider coverage amount, combined, must be equal to a minimum total insurance amount of $250,000.  You may decrease your rider coverage amount after issue, subject to a minimum amount of $10,000 per decrease.  However, we will not reduce the Target Term Rider coverage amount below $5,000, unless you request to discontinue your Target Term Rider coverage.   See REQUIREMENT FOR ISSUANCE OF A CONTRACT.

The Target Term Rider Death Benefit fluctuates as the base Contract's Death Benefit changes under certain circumstances described below.  When the Contract Fund has not grown to the point where the base Contract's Death Benefit is increased to satisfy the Internal Revenue Code’s definition of life insurance, the rider Death Benefit equals the rider coverage amount.  However, if the Contract Fund has grown to the point where the base Contract’s Death Benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider’s Death Benefit will decrease (or increase) dollar for dollar as the base Contract’s Death Benefit increases (or decreases).  The rider Death Benefit will never increase beyond the rider coverage amount.  It is possible, however, for the Contract Fund and, consequently, the base Contract’s Death Benefit to grow to the point where the rider Death Benefit is reduced to zero.  If you have a Type A Death Benefit and you take a withdrawal, the Target Term Rider coverage amount may require a reduction, if the Death Benefit was increased to meet the definition of life insurance.

You should consider the following factors when purchasing a Contract with a Target Term Rider:

•
A Contract with a Target Term Rider will offer a higher cash value than an all base Contract with the same initial Death Benefit and premium payments if we continue to deduct current charges.  The cash values are higher because the monthly administrative charge is lower for a Contract with a Target Term Rider than for an all base Contract with the same Death Benefit because we currently do not deduct the monthly administrative charge for the Target Term Rider.  Additionally, we do not apply a surrender charge to the Target Term Rider.

•
However, a Contract with a Target Term Rider offers the potential for lower cash values and Death Benefits than an all base Contract with the same Death Benefit if we raise our current charges to the maximum contractual level.  For example, it is possible for maximum monthly administrative charges for a Contract with a Target Term Rider to be greater than an all base Contract.

Other factors to consider are:

•
The Accidental Death Benefit, as described below, does not apply to any portion of the Death Benefit that is attributable to a Target Term Rider.  If it is important to you to have the maximum amount of Accidental Death Benefit allowed under your Contract, you may want to purchase a Contract without a Target Term Rider.

•
The Enhanced Disability Benefit, as described below, is unavailable on Contracts with a Target Term Rider.  If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

•
The Living Needs Benefit RiderSM, as described below, does not apply to the portion of the Death Benefit that is attributable to a Target Term Rider.  If it is important to you that the Living Needs Benefit applies to the entire Death Benefit, you may want to purchase a Contract without a Target Term Rider.

•	If it is important that you maintain a desired level of coverage amount after the insured’s Attained Age of 121, you may want to purchase a Contract without a Target Term Rider.

•
We pay significantly lower commissions on a Contract with a Target Term Rider than on an all base Contract with the same initial Death Benefit and premium payments.  This may provide a financial incentive for your Pruco Life representative to promote the sale of a Contract without a Target Term Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract's cash value and Death Benefit.  It is important that you ask your Pruco Life representative to provide illustrations based on different combinations of Basic Insurance Amount and rider coverage amount. You and your Pruco Life representative can then discuss how these combinations may address your objectives.

Overloan Protection Rider

The Overloan Protection Rider guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated Cash Surrender Value of your Contract.  Currently, the rider may be added only at the time your Contract is issued; however, this rider is not available on Contracts that have the Accidental Death Benefit Rider.  There is no charge for adding the Overloan Protection Rider to your Contract, however, a one-time fee will apply when this rider is exercised.

The following eligibility requirements must be met to exercise the rider:

(a)	We must receive a written request in Good Order to exercise the rider benefits;
(b)	Contract Debt must exceed the Basic Insurance Amount (Basic Insurance Amount plus Target Term Rider coverage amount for Contract with the Target Term Rider);
(c)	The Contract must be in-force for the later of 15 years and the Contract Anniversary after the insured’s 75th birthday;
(d)	The Guideline Premium test must be used as the Contract’s definition of life insurance;
(e)	Contract Debt must be a minimum of 95% of the cash value;
(f)	The Cash Surrender Value must be sufficient to pay the cost of exercising the rider; and
(g)	Your Contract must not be classified as a Modified Endowment Contract and must not qualify as a Modified Endowment Contract as a result of exercising this rider.

We will send you a notification upon your becoming eligible for this benefit.

We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.

When you exercise the rider, the effective date will be the next date that monthly charges are deducted following our receipt of your request in Good Order at a Service Office.  The charges and benefits of other riders available under your Contract will be discontinued, except for the Living Needs Benefit Rider.  Any benefits you may currently be receiving under the Enhanced Disability Benefit Rider will also be discontinued.

Any unloaned Contract Fund value remaining in the Variable Investment Options will be transferred to the Fixed Rate Option.  Additionally, fund transfers into any of the Variable Investment Options will no longer be permitted.  Any Auto Rebalance, Dollar Cost Averaging, directed charges, or premium allocation instructions will be discontinued.

Premium payments will no longer be accepted for the Contract.  Instead, all payments received will be applied as loan or loan interest repayments.  We will no longer send any regularly scheduled bills, and electronic fund transfer of Premium Payments will be cancelled.

If you have a Type B Death Benefit, we will change it to a Type A Death Benefit.  You will no longer be permitted to make Death Benefit changes as long as your Contract remains in-force under the Overloan Protection Rider.  The Basic Insurance Amount will be changed to the greater of the Type A Death Benefit and the amount of the Contract Debt multiplied by the Attained Age factor that applies.  The Attained Age factors are shown in your Contract.  For an explanation of the Attained Age factors, see Tax Treatment of Contract Benefits - Treatment as Life Insurance.

Decreases to your Basic Insurance Amount, rating reductions, and withdrawals, will no longer be permitted.

Please note that the Internal Revenue Service may take a position that the outstanding loan balance should be treated as a distribution when the Contract Owner elects the Overloan Protection benefit.  Distributions are subject to income tax.  Were the Internal Revenue Service to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract's loan provisions, but cannot guarantee that such efforts would be successful. You should consult a tax advisor as to the tax risks associated with exercising the Overloan Protection Rider.

Other Optional Riders

We will not pay a benefit on any Accidental Death Benefit type rider or make payments for any disability type rider if the death or injury is caused or contributed to by war or act of war, declared or undeclared, including resistance to armed aggression.  This restriction includes service in the armed forces of any country at war.

Accidental Death Benefit Rider - The Accidental Death Benefit Rider provides an additional Death Benefit that is payable if the insured's death is accidental, as defined in the benefit provision.  A death resulting from injury must occur no more than 90 days after the injury.  This benefit will end on the earliest of: the end of the day before the first Contract Anniversary on or after the insured’s 100th birthday and the first Monthly Date on or after the date a request to discontinue the Rider is received in Good Order at a Service Office.   This rider is not available on Contracts that have the Overloan Protection Rider.

Children Level Term Rider - The Children Level Term Rider provides term life insurance coverage on the life of the insured's dependent children, as defined in the benefit provision.  The rider coverage will end on the earliest of: (1) the end of the day before the first Contract Anniversary on or after the primary insured’s 75th birthday, (2) the end of the day before the first Contract Anniversary on or after the child’s 25th birthday, (3) the end of the day before the date a rider is converted to a new Contract, and (4) the first Monthly Date on or after the date a request to discontinue the Rider is received in Good Order at a Service Office.

Enhanced Disability Benefit Rider - The Enhanced Disability Benefit Rider pays certain amounts into the Contract if the insured is totally disabled, as defined by the benefit provisions.  The rider coverage will end as of the first Contract Anniversary on or after the insured’s 60th birthday. The Enhanced Disability Benefit Rider is not available with Contracts that include the Target Term Rider.

Enhanced Cash Value Rider - The Enhanced Cash Value Rider provides an Additional Amount upon full surrender of the Contract for its surrender value, but is not payable when the Contract is surrendered in connection with a 1035 exchange.  This Additional Amount is never included as part of the Contract Fund value.  The rider can only be elected at the time the Contract is issued, and cannot be removed after the Contract is issued.  A minimum Basic Insurance Amount of $250,000 is required for a Contract to be issued with the Enhanced Cash Value Rider.

Living Needs Benefit RiderSM - The Living Needs BenefitSM Rider may be available on your Contract.  There is no charge for adding the benefit to a Contrac t.  However, when a claim is paid under this rider, a reduction for early payment is applied and a processing fee of up to $150 per Contract will be deducted.

The Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's Death Benefit, adjusted to reflect current value, at a time when certain special needs exist.  The adjusted Death Benefit will always be less than the Death Benefit, but will not be less than the Contract’s Cash Surrender Value.  The Living Needs Benefit does not apply to the portion of the Death Benefit that is attributable to a Target Term Rider.

One or both of the following options may be available.  You should consult with a Pruco Life representative about whether additional options may be available.

The Terminal Illness Option is available on the Living Needs Benefit Rider when a licensed physician certifies the insured as Terminally Ill with a life expectancy of six months or less.  When that evidence is provided and confirmed by us, we will provide an accelerated payment of the portion of the Death Benefit selected by the Contract Owner as a Living Needs Benefit.  The Contract Owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months.  If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form.

The Nursing Home Option is available on the Living Needs Benefit Rider after the insured has been confined to an eligible nursing home for six months or more.  When a licensed physician certifies that the insured is expected to remain in an eligible nursing home until death, and that is confirmed by us, we will provide an accelerated payment of the portion of the Death Benefit selected by the Contract Owner as a Living Needs Benefit.  The Contract Owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than two), depending upon the age of the insured.  If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

All or part of the Contract's Death Benefit may be accelerated.  If the benefit is only partially accelerated, a Death Benefit of at least $25,000 must remain under the Contract.  The minimum amount that may be accelerated for a Living Needs Benefit claim is $50,000.  However, we currently have an administrative practice to allow a reduced minimum of $25,000.  We reserve the right to discontinue this administrative practice in a non-discriminatory manner and we will notify you prior to discontinuing this practice.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit.  We can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract Owner, and the effect on the Contract if less than the entire Death Benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation.  Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could.  With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is Terminally Ill or Chronically Ill as defined in any applicable tax law (although the exclusion in the latter case may be limited).  You should consult a tax adviser before electing to receive this benefit.  Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

Generally, the Contract may be issued on insureds age 18 through age 85.  Currently, for Contracts issued without a Target Term Rider, the minimum Basic Insurance Amount for insureds ages 18 through 80 is $100,000.  For insureds age 81 and above the minimum Basic Insurance Amount is $250,000.  For Contracts issued with the Enhanced Cash Value Rider, the minimum Basic Insurance Amount is $250,000.

For Contracts with a Target Term Rider, the minimum total Target Coverage Amount (Basic Insurance Amount plus any Target Term Rider coverage amount combined) is $250,000.  Furthermore, if the Target Term Rider is added to the Contract, the minimum Basic Insurance Amount of the base Contract is $100,000, while the minimum Target Term Rider coverage amount is $5,000.  See RIDERS.

We require evidence of insurability, which may include a medical examination, before issuing any Contract.  Preferred Best nonsmokers are offered more favorable cost of insurance rates than smokers.  We charge a higher cost of insurance rate and/or an extra amount if an additional mortality risk is involved.  We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule.  These are the current underwriting requirements.  We reserve the right to change them on a non-discriminatory basis.

Contract Date

There is no insurance under this Contract until the minimum initial premium is paid.  If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed.  Under certain circumstances, we may allow the Contract to be backdated up to six months prior to the application date for the purpose of lowering the insured's issue age.  This may be advantageous for some Contract Owners as a lower issue age may result in lower current charges.

PREMIUMS

Minimum Initial Premium

The Contract offers flexibility in paying premiums.  The minimum initial premium is due on or before the Contract Date.  It is the premium needed to start the Contract.  The minimum initial premium is equal to 8.6% of the Limited No-Lapse Guarantee Premium, including all extras and additional premiums for optional riders and benefits.  There is no insurance under the Contract unless the minimum initial premium is paid.  Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts.

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date.  We reserve the right to refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.  Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous.  If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options.  Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest.  If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract.  We will not accept a premium payment that exceeds the Guideline Premium limit if your Contract uses the Guideline Premium definition of life insurance.  See Tax Treatment of Contract Benefits.

Generally, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of (1) the Contract Date and (2) the dates we receive the premium.  If we do not receive your initial premium before the Contract Date, we apply the initial premium to your Contract as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  In no case will the premium be applied with an effective date that precedes the date of this offering.

Available Types of Premium

After the minimum initial premium is paid, no other specific premiums are required and you have a certain amount of flexibility with respect to the amount and timing for future premium payments.  Three suggested patterns of premiums are described below.  Understanding them may help you understand how the Contract works.

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The Single Premium No-Lapse Premium is a premium that, if paid on the Contract Date, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals.

•
Limited No-Lapse Guarantee Premiums are premiums that, if paid at the beginning of each Contract Year, will keep the Contract in-force for 10 Contract Years after issue, regardless of investment performance, assuming no loans or withdrawals.

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Lifetime Modal No-Lapse Premiums are premiums that, if paid on the Contract Date and each modal date up to the insured’s Attained Age 121, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance, assuming no loans or withdrawals.

You should note that the Single Premium No-Lapse Premium and the Lifetime Modal No-Lapse Premium may not be payable as desired if you elect the Guideline Premium Test for the definition of life insurance test.  In that case, you may not be able to pay enough premium to obtain a guarantee for the duration you desire, without violating the definition of life insurance.  If a premium payment would otherwise cause the definition of life insurance test to be violated, we will return the portion of the premium in excess of the allowable amount.  Except for certain scenarios under a single premium payment arrangement, this will not occur if you choose the Cash Value Accumulation Test as the definition of life insurance. If the Contract subsequently enters default, we will tell you the amount you need to pay to keep the Contract in-force, and when you will need to pay that amount.  It’s important to know that these additional payment amounts could be substantial.  For an explanation of the Guideline Premium Test and the Cash Value Accumulation Test, see Tax Treatment of Contract Benefits - Treatment as Life Insurance.

We can bill you for the amount you select annually, semi-annually, or quarterly.  Because the Contract is a flexible premium Contract, there are no scheduled premium due dates.  When you receive a premium notice, you are not required to pay this amount, however, paying premiums in a different manner than described in a Contract illustration may shorten the duration of your lapse protection provided by the Limited No-Lapse Guarantee and by the Rider to Provide Lapse Protection.  When you do make a premium payment, the minimum amount that we will accept is $25.

You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account.  If you elect to use this feature, you choose the day of the month on which premiums will be paid and the premium amount.  We will then draft the same amount from your account on the same date each month.  When you apply for the Contract, you and your Pruco Life representative should discuss how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium.  During the 10 day period following your receipt of the Contract, the remainder of the initial premium and any other net premium will be allocated to the Money Market investment option as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  The first monthly deductions are made after the remainder of the initial premium and any other net premium is allocated to the Money Market investment option.   After the 10th day these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated according to your current premium allocation.  The transfer from the Money Market investment option on the 10th day following receipt of the Contract will not be counted as one of your 12 free transfers per Contract Year or the 20 transfers per calendar year described under Transfers/Restrictions on Transfers.  If the first premium is received before the Contract Date, there will be a period during which the Contract Owner's initial premium will not be invested.

The charge for sales expenses and the premium based administrative charge will also apply to all subsequent premium payments.  The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the applicable allocation instructions.  The “Valuation Period” means the period of time from one determination of the value of the amount invested in a Variable Investment Option to the next.  Such determinations are made when the net asset values of the Variable Investment Options are calculated, which is as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).  With respect to any initial premium payment received before the Contract Date and any premium payment that is not in Good Order, we may temporarily hold the premium in a suspense account and we may earn interest on such amount. You will not be credited interest on those amounts during that period. The monies held in the suspense account may be subject to claims of our general creditors. The premium payment will not be reduced nor increased due to market fluctuations during that period.

Provided the Contract is neither in default, nor in-force under the provisions of the Overloan Protection Rider, you may change the way in which subsequent premiums are allocated by providing your request to us in Good Order at a Service Office.  Contract that are jointly owned or assigned generally cannot change premium allocations by phone or electronic means.  See Assignment.  There is no charge for reallocating future premiums.  All percentage allocations must be in whole numbers.  For example, 33% can be selected but 33⅓% cannot.  Of course, the total allocation to all selected investment options must equal 100%.

Valuation of Variable Investment Options

Amounts allocated to a Variable Investment Option are converted to a number of units.  The number of units added to each Variable Investment Option is determined by dividing the amount allocated to each Variable Investment Option by the dollar value of one unit for such Variable Investment Option.

Amounts taken from each Variable Investment Option decrease the number of units in each Variable Investment Option.  The number of units subtracted from each Variable Investment Option is determined by dividing the amount taken from the Variable Investment Option by the dollar value of one unit for such Variable Investment Option.

The unit value for each Variable Investment Option will vary to reflect the investment experience of the applicable fund and will be determined on each valuation day by multiplying the unit value of the particular Variable Investment Option on the preceding valuation day by a net investment factor for that Variable Investment Option for the valuation period then ended.  The valuation day is any date on which the New York Stock Exchange is open for trading and the Variable Investment Option is valued.  The valuation period is the period of time from the close of the immediately preceding valuation day to the close of the current valuation day.

The net investment factor for each of the Variable Investment Options is equal to:
(a)
the net asset value per share at the end of the valuation period (plus the per share amount of any dividend or capital gain distributions paid by that fund in the valuation period then ended); divided by

(b)	the net asset value per share determined as of the end of the immediately preceding valuation period; minus
(c)	the daily portion of the mortality and expense risk charge assessed during the valuation period as shown in the section titled Daily Deduction from the Variable Investment Options.

The net investment factor may be greater or less than one.  Therefore, the value of a unit may increase or decrease.

If the New York Stock Exchange is closed (except for holidays or weekends) or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission so that we cannot value the Variable Investment Options, we may postpone all transactions which require valuation of the Variable Investment Option until valuation is possible.

Transfers/Restrictions on Transfers

You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options, to the Fixed Rate Option, or to the Long Term Fixed Rate Option.  Additional transfers may be made only with our consent.  Currently, we will allow you to make additional transfers.  For the first 20 transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office.  Contract that are jointly owned or assigned generally cannot conduct transfers by phone or electronic means.  See Assignment.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in Good Order at a Service Office and are sent to us by U.S. regular mail.   After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax or electronic means will be rejected, even in the event that it is inadvertently processed.

Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.

There is no transaction charge for the first 12 transfers per Contract Year among investment options.  We may charge up to $25 for each transfer made exceeding 12 in any Contract Year.   Currently, we do not charge a fee for transfers.

Currently, certain transfers effected systematically under a dollar cost averaging or an automatic rebalancing program do not count towards the limit of 12 transfers per Contract Year or the limit of 20 transfers per calendar year.  In the future, we may count such transfers towards the limit.

Transfers out of the Money Market investment option will not be made until 10 days after you receive the Contract. Such transfers and any transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract Year or the 20 transfers per calendar year.

Transfers among Variable Investment Options will take effect as of the end of the Valuation Period in which a transfer request is received in Good Order at a Service Office.  The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options.  In the latter case, as with premium reallocations, the percentages must be in whole numbers.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine.  We will not be held liable for following telephone instructions that we reasonably believe to be genuine.  We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Fixed Rate Option and into the Variable Investment Options each year is the greater of:  (a) 25% of the amount in the Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Fixed Rate Option to the Variable Investment Options in the prior Contract Year (if applicable).  There is no restriction on the dollar amount of the transfer when transferring from the Fixed Rate Option to the Long Term Fixed Rate Option.

Only one transfer from the Long Term Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Long Term Fixed Rate Option each year is the greater of:  (a) 10% of the amount in the Long Term Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Long Term Fixed Rate Option to the Variable Investment Options and the Fixed Rate Option in the prior Contract Year (if applicable).

If you exercise the Overloan Protection Rider, we will then transfer any amounts you have in the Variable Investment Options to the Fixed Rate Option.  The transfer is not counted as one of the 12 transfers we allow per Contract Year and there is no charge.  Transfers into the Variable Investment Options will not be permitted while your Contract is kept in-force under the Overloan Protection Rider.

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers.  Large or frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing”, can make it very difficult for Fund advisers/sub-advisers to manage the Variable Investment Options.  Large or frequent transfers may cause the Fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance to the disadvantage of other Contract Owners.  If we (in our own discretion) believe that a pattern of transfers or a specific transfer request, or group of transfer requests, may have a detrimental effect on the performance of the Variable Investment Options, or we are informed by a Fund (e.g., by the Fund’s adviser/sub-advisers) that the purchase or redemption of shares in the Variable Investment Option must be restricted because the Fund believes the transfer activity to which such purchase or redemption relates would have a detrimental effect on the performance of the affected Variable Investment Option, we may modify your right to make transfers by restricting the number, timing, and amount of transfers.  We reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner.  We will immediately notify you at the time of a transfer request if we exercise this right.

Any restrictions on transfers will be applied in a uniform manner to all persons who own Contracts like this one, and will not be waived.  However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.

In addition, Contract Owners who own variable life insurance or variable annuity Contracts that do not impose the transfer restrictions described above, might make more numerous and frequent transfers than Contract Owners who are subject to such limitations.  Contract Owners who are not subject to the same transfer restrictions may have the same underlying Variable Investment Options available to them, and unfavorable consequences associated with such frequent trading within the underlying Variable Investment Option (e.g., greater Portfolio turnover, higher transaction costs, or performance or tax issues) may affect all Contract Owners.

The Funds have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures.  The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted.  Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the Fund.  In addition, you should be aware that some Funds may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans.  The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants.  The omnibus nature of these orders may limit the Funds in their ability to apply their excessive trading policies and procedures.  In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations.  For these reasons, we cannot guarantee that the Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds.

The Funds may assess a short term trading fee in connection with a transfer out of any available Variable Investment Option if the transfer occurs within a certain number of days following the date of allocation to the Variable Investment Option.  Each Fund determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Fund and is not retained by us.  The fee will be deducted from your Contract value to the extent allowed by law.  At present, no Fund has adopted a short-term trading fee.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA").  Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other Variable Investment Options available under the Contract (excluding the Fixed Rate Option and the Long Term Fixed Rate Option).  If DCA allocates money to a Fund at a time when the Fund no longer accepts additional investments, automatic transfers to that Fund will be directed to the Money Market Portfolio.  You may choose to have periodic transfers made monthly or quarterly.  DCA transfers will not begin until the Monthly Date after 10 days following your receipt of the Contract.

Each automatic transfer will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date.  If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period, which immediately follows that date.  Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature.  Currently, a transfer that occurs under the DCA feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year.   We reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner.  We will notify you prior to changing, modifying, or discontinuing this feature.  Dollar cost averaging will not be available on Contracts kept in-force under the provisions of the Overloan Protection Rider.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing.  This feature allows you to automatically rebalance Variable Investment Option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of Variable Investment Options X and Y is split 40% and 60%, respectively, and investment results cause that split to change.  You may instruct that those assets be rebalanced to your original or different allocation percentages.  Auto-Rebalancing is not available until the Monthly Date after 10 days following your receipt of the Contract.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis.  Each rebalance will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date.  If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period immediately following that date.   The Fixed Rate Option and the Long Term Fixed Rate Option cannot participate in this administrative procedure.  If Auto-Rebalancing involves allocating to a Fund that becomes closed to additional investments, the Auto-Rebalancing feature will be turned off.  Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year.  We reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner.  We will notify you prior to changing, modifying, or discontinuing this feature.   Auto-rebalancing will not be available on Contracts kept in-force under the provisions of the Overloan Protection Rider.

DEATH BENEFITS

When Death Benefit Proceeds Are Paid

Generally, we will pay any Death Benefit within seven days after all the documents required for such a payment are received in Good Order at the office designated to receive that request.   The Death Benefit is determined as of the date of death.

We may delay payment of proceeds from the Variable Investment Option(s) and the variable portion of the Death Benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

Death Claim Settlement Options

The beneficiary may choose to receive death claim proceeds by any of the settlement options available at the time the proceeds become payable or by payment of a lump sum check.  Any Pruco Life representative authorized to sell this Contract can explain the options upon request.

In addition to the available settlement options, currently, in certain circumstances, the beneficiary may choose the payment of death claim proceeds by way of Prudential's Alliance Account settlement option (the "Alliance Account").  If the Alliance Account is selected, Prudential will provide a kit to the beneficiary, which includes: (1) an account confirmation describing the death claim proceeds, the current interest rate, and the terms of the Alliance Account; and (2) a guide that explains how the Alliance Account works.  Amounts in an Alliance Account may be withdrawn by the beneficiary at any time.  Any Pruco Life representative authorized to sell this Contract can explain this option upon request.

Types of Death Benefit

You may select from two types of Death Benefit at issue.  A Contract with a Type A (fixed) Death Benefit has a Death Benefit, which will generally equal the Basic Insurance Amount.  Favorable investment results and additional premium payments will generally increase the Cash Surrender Value and decrease the net amount at risk and result in lower charges. This type of Death Benefit does not vary with the investment performance of the investment options you selected, except when the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where we may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.  See PREMIUMS and How a Contract's Cash Surrender Value Will Vary.

A Contract with a Type B (variable) Death Benefit has a Death Benefit, which will generally equal the Basic Insurance Amount plus the Contract Fund.  Favorable investment performance and additional premium payments will generally increase your Contract's Death Benefit and Cash Surrender Value.  However, the increase in the Cash Surrender Value for a Contract with a Type B (variable) Death Benefit may be less than the increase in Cash Surrender Value for a Contract with a Type A (fixed) Death Benefit because a Type B Contract has a greater cost of insurance charge due to a greater net amount at risk.  As long as the Contract is not in default, there have been no withdrawals, and there is no Contract Debt, the Death Benefit may not fall below the Basic Insurance Amount stated in the Contract.  We may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See PREMIUMS and How a Contract's Cash Surrender Value Will Vary.

Contract Owners of a Contract with a Type A Death Benefit should note that any withdrawal may result in a reduction of the Basic Insurance Amount, a reduction in the Target Term Rider Death Benefit, and the deduction of any applicable surrender charges.  We will not allow you to make a withdrawal that will decrease the Basic Insurance Amount below the minimum Basic Insurance Amount.  For a Contract with a Type B Death Benefit, withdrawals will not change the Basic Insurance Amount.  See Withdrawals.

The way in which the Cash Surrender Value and Death Benefit will change depends significantly upon the investment results that are actually achieved.

Changing the Type of Death Benefit

You may change the type of Death Benefit any time after issue and subject to our approval.  We will increase or decrease the Basic Insurance Amount so that the Death Benefit immediately after the change matches the Death Benefit immediately before the change. The Basic Insurance Amount after a change may not be lower than the minimum Basic Insurance Amount applicable to the Contract.  See REQUIREMENTS FOR ISSUANCE OF A CONTRACT.  We may deduct a transaction charge of up to $25 for any change in the Basic Insurance Amount, although we do not currently do so.  A type change that reduces the Basic Insurance Amount may result in the assessment of surrender charges.  See CHARGES AND EXPENSES.

If you are changing your Contract from a Type A Death Benefit to a Type B Death Benefit, we will reduce the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.

If you are changing your Contract from a Type B Death Benefit to a Type A Death Benefit, we will increase the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.  We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule.

The following chart illustrates the changes in Basic Insurance Amount with each change of Death Benefit type described above.  The chart assumes a $50,000 Contract Fund and a $300,000 Death Benefit.

	Changing the Death Benefit from Type A Type B	Changing the Death Benefit from Type B Type A
Basic Insurance Amount	$300,000 → $250,000	$250,000 → $300,000
Contract Fund	$50,000 → $50,000	$50,000 → $50,000
Death Benefit*	$300,000 → $300,000	$300,000 → $300,000
* assuming there is no Contract Debt

You may request a change in the type of Death Benefit by sending us a request in Good Order to our Service Office.  If the change is approved, we will re-calculate the Contract's charges and appropriate tables and send you new Contract data pages.  We may require you to send us your Contract before making the change.  There may be circumstances under which a change in the Death Benefit type may cause the Contract to be classified as a Modified Endowment Contract, which could be significantly disadvantageous.  See Tax Treatment of Contract Benefits.

Decreases in Basic Insurance Amount

You have the option of decreasing the Basic Insurance Amount of your Contract without withdrawing any Cash Surrender Value.  If a change in circumstances causes you to determine that your amount of insurance is greater than needed, a decrease will reduce your insurance protection and the monthly deductions for the cost of insurance.

The following conditions must be met:

(a)	The amount of the decrease must be at least equal to the minimum decrease in the Basic Insurance Amount shown under Contract Limitations in your Contract’s data pages;
(b)	The Basic Insurance Amount after the decrease must be at least equal to the minimum Basic Insurance Amount shown under Contract Limitations in your Contract’s data pages;
(c)	The Contract must not be in default;
(d)	The surrender charge on the decrease, if any, plus any transaction charge for the decrease may not exceed the Contract Fund;
(e)	If we ask you to do so, you must send us the Contract to be endorsed; and
(f)	Your Contract must not be in-force under the provisions of the Overloan Protection Rider.

If we approve the decrease, we will send you new Contract data pages showing the amount and effective date of the change and the re-calculated charges, values, and limitations.  Currently, no transaction charge is being made in connection with a decrease in the Basic Insurance Amount.  However, we reserve the right to charge such a fee in an amount of up to $25.

We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code.  See Tax Treatment of Contract Benefits.

It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  You should consult with your tax adviser and your Pruco Life representative before requesting any decrease in Basic Insurance Amount.

CONTRACT VALUES

How a Contract's Cash Surrender Value Will Vary

The Contract's Cash Surrender Value on any date will be the Contract Fund less any applicable surrender charges and less any Contract Debt plus any Additional Amount upon surrender.  The Contract Fund value changes daily, reflecting:

(1)	increases or decreases in the value of the Variable Investment Option(s);
(2)	interest credited on any amounts allocated to the Fixed Rate Option and the Long Term Fixed Rate Option;
(3)	interest credited on any loan; and
(4)	the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.

The Contract Fund value also changes to reflect the receipt of premium payments after any charges are deducted, the monthly deductions described under CHARGES AND EXPENSES, any withdrawals or accelerated benefits, and any added persistency credit.  See Withdrawals, RIDERS, and Persistency Credit.

Upon request, we will tell you the Cash Surrender Value of your Contract.  It is possible for the Cash Surrender Value of a Contract to decline to zero because of unfavorable investment performance in the Contract Fund, outstanding Contract Debt, and/or any applicable surrender charge.

Persistency Credit

On each Monthly Date, if your Contract has been in-force at least 9 years and is not in default, we may credit your Contract Fund with an additional amount (“persistency credit”) for keeping your Contract in-force.  The persistency credit is based on reduced costs in later Contract Years and applies to Contracts that remain in-force.

The following chart illustrates an example of a Contract with $100,000 of Contract Fund, net of outstanding loans.  The persistency credit currently starts on the 9th Contract Anniversary and is currently calculated using an annual rate equal to 0.40% of the Contract Fund, net of outstanding loans, but is expressed as a monthly rate to reflect that the amount is credited monthly.  The credited amount will be allocated to the investment options according to your current premium allocation.

Determination of Sample Persistency Credit
Contract Fund (net of outstanding loans)	$100,000.00
Monthly Credit Rate	0.03327%
Persistency Credit Amount	$33.27
New Contract Fund (net of outstanding loans)	$100,033.27

If your Contract is in default or has lapsed, we will not credit your Contract with the persistency credit.  The calculated amount that would have been credited during the time your Contract was in default or lapsed will not be made up if your Contract is reinstated.  The persistency credit also will not change the status of your Contract if your Contract Fund is a negative amount and your Contract is kept in-force under the Rider to Provide Lapse Protection.  No persistency credit will be calculated on the amount of any Contract loan.  The persistency credit amount is not guaranteed, and we reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner.  We will notify you prior to changing, modifying, or discontinuing this feature.

Loans

You may borrow an amount up to the current loan value of your Contract less any existing Contract Debt using the Contract as the only security for the loan.  The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default.  The cash value is equal to the Contract Fund less any surrender charge.  A Contract in default has no loan value.  There is no minimum loan amount.

Interest charged on a loan accrues daily.  We charge interest on the full loan amount, including all unpaid interest.  Interest is due on each Contract Anniversary or when the loan is paid back, whichever comes first.  If interest is not paid when due, we will increase the loan amount by any unpaid interest.  We charge interest at an effective annual rate of 3% for standard loans.

On and after the 10th Contract Anniversary, all new and existing loans will be considered preferred loans.  Preferred loans are charged interest at an effective annual rate of 2.05%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Variable Investment Options, the Fixed Rate Option, and/or the Long Term Fixed Rate Option, as applicable.  Unless you ask us to take the loan amount from specific investment options, and we agree, the reduction will be made in the same proportions as the value in each Variable Investment Option, the Fixed Rate Option, and the Long Term Fixed Rate Option bears to the total value of the Contract.  While a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund.  It will be credited with interest at an effective annual rate of 2%.  Generally on each Monthly Date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly Date.

The Contract Debt is the amount of all outstanding loans plus any interest accrued, but not yet due.  If, on any Monthly Date, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges, the Contract will go into default.  If the contract goes into default, we will mail you a notice stating the amount needed to keep the contract in-force.  That amount will equal a premium which we estimate will keep the contract in-force for three months from the date of default.  We grant a 61-day grace period from the date we mail the notice to pay the amount. If you send us a payment during the grace period and we receive it after a Monthly Date has occurred, we will credit interest to the Contract Fund from the date your Contract went into default to the date we received your payment, and then return to crediting interest on subsequent Monthly Dates.  If the Contract lapses or is surrendered, the amount of unpaid Contract Debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract.  Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the Internal Revenue Service.  See LAPSE AND REINSTATEMENT and Tax Treatment of Contract Benefits - Pre-Death Distributions.

If your Contract includes the Overloan Protection Rider and you meet the requirements to exercise the rider, you may have protection against lapse due to excessive Contract Debt.  See Overloan Protection Rider.

No persistency credit will be calculated on the amount of any Contract loans.  See Persistency Credit.

Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate.  Distributions are subject to income tax.  Were the Internal Revenue Service to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract’s loan provisions, but cannot guarantee that such efforts would be successful.

Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income.  See Tax Treatment of Contract Benefits.

Any Contract Debt will directly reduce a Contract's Cash Surrender Value and will be subtracted from the Death Benefit to determine the amount payable.  In addition, even if the loan is fully repaid, it may have an effect on future Death Benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options.  The longer the loan is outstanding, the greater the effect is likely to be.  The effect could be favorable or unfavorable.  If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made.  If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

Loan repayments are applied to reduce the total outstanding Contract Debt, which is equal to the principal plus accrued interest.  Interest accrues daily on the total outstanding Contract Debt, and making a loan repayment will reduce the amount of interest accruing.

Loan repayments will be applied towards the loan according to when they are received.  Loan interest is due on your Contract Anniversary.  If we receive your loan repayment within 21 days prior to your Contract Anniversary, we will apply the repayment towards interest due.  Any loan repayment amount exceeding the interest due is applied towards the existing principal amount.

If we receive your loan repayment at any time outside of 21 days prior to your Contract Anniversary, we will apply the repayment towards the principal amount.  For any repayment exceeding the principal amount, we will apply the remainder of the loan repayment towards the interest due.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay plus interest credits accrued on the loan since the last transaction date.  Any loan repayment amounts will also be reflected in your No-Lapse Guarantee Value.  We will apply the loan repayment to the investment allocation used for future premium payments as of the loan repayment date.  If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options.  We reserve the right to change the manner in which we allocate loan repayments.

Withdrawals

You may withdraw a portion of the Contract's Cash Surrender Value without surrendering the Contract, subject to the following restrictions.

(1)	We must receive a request for the withdrawal in Good Order at our Service Office.
(2)
Your Contract’s Cash Surrender Value after the withdrawal may not be less than or equal to zero after deducting (a) any charges associated with the withdrawal and (b) an amount that we estimate will be sufficient to cover two months of Contract Fund deductions.

(3)	The withdrawal amount must be at least $500.
(4)	The Basic Insurance Amount after withdrawals must be at least equal to the minimum Basic Insurance Amount shown in the Contract.
(5)	Your Contract must not be in-force under the provisions of the Overloan Protection Rider.

We may charge an administrative processing fee for each withdrawal of $25.   Currently, we do not charge a fee for a withdrawal.  A withdrawal may not be repaid except as a premium subject to the applicable charges.  Upon request, we will tell you how much you may withdraw.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Tax Treatment of Contract Benefits.

Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal.   The withdrawal may also decrease the Basic Insurance Amount, which may result in the deduction of a surrender charge.  See Surrender Charges.  Withdrawals from a Contract with a Type B (variable) Death Benefit will not change the Basic Insurance Amount.  However, under most circumstances, withdrawals from a Contract with a Type A (fixed) Death Benefit require a reduction in the Basic Insurance Amount and Target Term Rider coverage amount (if applicable). It is possible a withdrawal from a Contract with a Type A Death Benefit will not decrease the Basic Insurance Amount if the Contract Fund has grown to the point where the base Contract’s Death Benefit has been increased as required by the Internal Revenue Code's definition of life insurance test.  See Tax Treatment of Contract Benefits.  The Target Term Rider coverage amount may require a reduction if the Death Benefit was increased to meet the definition of life insurance.  See Target Term Rider.

No withdrawal will be permitted under a Contract with a Type A (fixed) Death Benefit if it would result in a Basic Insurance Amount of less than the minimum Basic Insurance Amount shown under Contract Limitations in your Contract’s data pages.  It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract.  Before making any withdrawal that causes a decrease in Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life representative.  See Tax Treatment of Contract Benefits.

Currently, we will provide an authorization form if your withdrawal request causes a decrease in Basic Insurance Amount that results in your Contract being classified as a Modified Endowment Contract.  The authorization form will confirm that you are aware of your Contract becoming a Modified Endowment Contract if the transaction is completed.  We will complete the transaction and send a confirmation notice after we receive the completed authorization form in Good Order at a Service Office.

When a withdrawal is made, the Contract Fund is reduced by the withdrawal amount and any charges associated with the withdrawal.  An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.  Withdrawal of any portion of the Cash Surrender Value increases the risk that the Contract Fund may be insufficient to provide Contract benefits.  If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default.  Withdrawals may also affect whether a Contract is kept in-force under the Rider to Provide Lapse Protection, since withdrawals will decrease your No-Lapse Guarantee Value.  See Rider to Provide Lapse Protection.

Surrender of a Contract

You may surrender your Contract at any time for its Cash Surrender Value (referred to as Net Cash Value in the Contract) while the insured is living.  To surrender your Contract, we may require you to deliver or mail the following items in Good Order to a Service Office; the Contract, a signed request for surrender, and any tax withholding information required under federal or state law.  The Cash Surrender Value will be determined as of the end of the Valuation Period in which a surrender request is received in Good Order at a Service Office.  Surrender of a Contract may have tax consequences.  See Tax Treatment of Contract Benefits.

Additional requirements exist if you are exchanging your Contract for a new one at another insurance company.  Specifically, we require a properly signed assignment to change ownership of your Contract to the new insurer and a request for surrender, signed by an authorized officer of the new insurer.  The new insurer should submit these documents directly to us by sending them in Good Order to our Service Office.  Generally, we will pay your Contract’s cash surrender value to the new insurer within seven days after all the documents required for such a payment are received in Good Order at our Service Office.

A Contract returned during the “free-look” period shall be deemed void from the beginning, and not considered a surrender or withdrawal.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its Cash Surrender Value.  The Additional Amount will be equal to the surrender charge as of the date of surrender multiplied by an Additional Amount Factor.

To be eligible for the Additional Amount, the following conditions must be met:

(a)	The Contract must not be in default;
(b)	You must ask for the surrender in a signed written request;
(c)	The surrender must not be the subject of an exchange pursuant to Section 1035 of the United States Internal Revenue Code;
(d)	You must have purchased The Rider for Payment of An Additional Amount Upon Surrender (Enhanced Cash Value Rider).

The Additional Amount will not be available for Contracts that are in default at the end of the grace period and the premium required to bring the Contract out of default has not been paid.

When Proceeds Are Paid

Generally, we will pay any Cash Surrender Value, loan proceeds, or withdrawal within seven days after all the documents required for such a payment are received in Good Order at the office designated to receive that request.  The amount will be determined as of the end of the Valuation Period in which the necessary documents are received in Good Order at the office designated to receive that request.

We may delay payment of proceeds from the Variable Investment Option(s) if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

We have the right to delay payment of the Cash Surrender Value attributable to the Fixed Rate Option or the Long Term Fixed Rate Option for up to six months (or a shorter period if required by applicable law).  Where required by law, we will pay interest at the rate of 3% a year if such a payment is delayed for more than 30 days (or a shorter period if required by applicable law).

LAPSE AND REINSTATEMENT

We will determine the value of the Contract Fund on each Monthly Date.  If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, the Contract is in default, unless it remains in-force under the Limited No-Lapse Guarantee (first ten Contract years) or the Rider to Provide Lapse Protection (years eleven and after).  See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection.  Should this happen, we will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default.  A 61-day grace period will begin from the date the notice of default is mailed.  Your payment must be received or postmarked within the 61-day grace period or the Contract will end and have no value.  To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office.  A Contract that lapses with an outstanding Contract loan may have tax consequences.  See Tax Treatment of Contract Benefits.  We reserve the right to change the requirements to reinstate a lapsed Contract.

A Contract that ended in default may be reinstated within five years from the date of default, if the following conditions are met:

(a)	We receive a written request for reinstatement in Good Order at our Service Office;
(b)	Renewed evidence of insurability is provided on the insured;
(c)	Submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for three months from the date of reinstatement; and
(d)	The Insured is living on the date the Contract is reinstated.

The reinstatement date will be the date we approve your request.  We will deduct all required charges from your payment and the balance will be placed into your Contract Fund.  If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.   If your Contract is reinstated after lapse, the Rider to Provide Lapse Protection will also be reinstated.

TAXES

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract.  It is not a complete statement of what the federal income taxes will be in all circumstances.  It is based on current law and interpretations, which may change.  It does not cover state taxes or other taxes.  It is not intended as tax advice.  You should consult your own tax adviser for complete information and advice.

Treatment as Life Insurance.  The Contract must meet certain requirements to qualify as life insurance for tax purposes.  These requirements include certain definitional tests and rules for diversification of the Contract’s investments.  For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests:  (1) Cash Value Accumulation Test or (2) Guideline Premium Test.  At issue, the Contract Owner chooses which of these two tests will apply to their Contract.  This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of Death Benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's Death Benefit may increase as the Contract Fund value increases.  The Death Benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable Attained Age factor.  Attained Age factors under the Cash Value Accumulation test vary based on the Attained Age, sex, and smoker classification of the insured.  For example, the Attained Age factors for a male, age 55, with a Non-Smoker Plus underwriting classification and with no extra risk or substandard ratings, range from 2.46 in the first year to 1.00 at age 122.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the Death Benefit.  In addition, there is a minimum ratio of Death Benefit to cash value associated with this test.  This ratio, however, is less than the required ratio under the Cash Value Accumulation Test.  Therefore, the Death Benefit required under this test is generally lower than that of the Cash Value Accumulation Test.  The Attained Age factors under the Guideline Premium test are based on the Attained Age of the insured.  For example, the Attained Age factors for an insured age 55 range from 1.50 in the first year to 1.00 at age 95.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract.  In addition, the Guideline Premium Test is required for the definition of life insurance if you choose to have the Overloan Protection Rider.  See Overloan Protection Rider.  You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes.

Generally speaking, this means that:

•	you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract, or if the Contract lapses or is surrendered, and

•	the Contract's Death Benefit will generally be income tax free to your beneficiary. However, your Death Benefit may be subject to estate taxes, and

•	we may refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract Owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions.  The tax treatment of any distribution you receive before the insured’s death depends on whether the Contract is classified as a Modified Endowment Contract.

The Contract may not qualify as life insurance under federal tax law after the Insured has attained age 100 and may be subject to adverse tax consequences. A tax advisor should be consulted before you choose to continue the Contract after the insured reaches age 100.

Contracts Not Classified as Modified Endowment Contracts

•
If you surrender the Contract or allow it to lapse, you will be taxed on the amount you received in excess of the premiums you paid less the untaxed portion of any prior withdrawals.  For this purpose, you will be treated as receiving any portion of the Cash Surrender Value used to repay Contract Debt. In other words, you will immediately have taxable income to the extent of gain in the Contract.  Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the Internal Revenue Service.  The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

•
Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals.  However, under some limited circumstances, in the first 15 Contract Years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

•	Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

•
Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax.  However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract’s crediting rate.  Were the Internal Revenue Service to take this position, we would take reasonable steps to avoid this result, including modifying the Contract’s loan provisions.

Modified Endowment Contracts

•
The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed).  We will notify you if a premium or a change in Basic Insurance Amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options.  You should first consult a tax adviser and your Pruco Life representative if you are contemplating any of these steps.

•
If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income.  An assignment of a Modified Endowment Contract is taxable in the same way.  These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

•
Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity.  It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

•	All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular Variable Investment Options without causing you, instead of us, to be considered the owner of the underlying assets.  Because of this uncertainty, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as life insurance for tax purposes.  Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

Withholding.  You must affirmatively elect that no taxes be withheld from a pre-death distribution.  Otherwise, the taxable portion of any amounts you receive will be subject to withholding.  You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number.  You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations.  If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences.  If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences.  Deductions for interest paid or accrued on Contract Debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied.  Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance.  If a business, rather than an individual, is the owner of the Contract, there are some additional rules.  Business Contract Owners generally cannot deduct premium payments.  Business Contract Owners generally cannot take tax deductions for interest on Contract Debt paid or accrued after October 13, 1995.  An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons.  The interest deduction for Contract Debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person.  The corporate alternative minimum tax also applies to business-owned life insurance.  This is an indirect tax on additions to the Contract Fund or Death Benefits received under business-owned life insurance policies.

For business-owned life insurance coverage issued after August 17, 2006, Death Benefits will generally be taxable as ordinary income to the extent it exceeds cost basis.  Life insurance Death Benefits will continue to be generally income tax free if, prior to policy issuance, the employer provided a prescribed notice to the proposed insured/employee, obtained the employee's consent to the life insurance, and one of the following requirements is met: (a) the insured was an employee at any time during the 12-month period prior to his or her death; (b) the insured was a director or highly compensated employee or individual (as defined in the Code) at the time the policy was issued; or (c) the Death Benefits are paid to the insured's heirs or his or her designated beneficiaries (other than the employer), either directly as a Death Benefit or received from the purchase of an equity (or capital or profits) interest in the applicable policyholder.  Annual reporting and record keeping requirements will apply to employers maintaining such business-owned life insurance.

DISTRIBUTION AND COMPENSATION

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract.  Prusec, organized on September 22, 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). (Prusec is a successor company to Pruco Securities Corporation, established on February 22, 1971.)  Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102.  Prusec serves as principal underwriter of the individual variable insurance Contracts issued by us.  The Contract is sold through broker-dealers authorized by Prusec and applicable law to do so, and may also be sold by registered representatives of Prusec.  Prusec received gross distribution revenue for its variable life insurance products of $81,216,863 in 2014, $58,142,132 in 2013, and $56,178,356 in 2012.  Prusec passes through the gross distribution revenue it receives to broker-dealers for their sales and does not retain any portion of it in return for its services as distributor for the Contracts.  However, Prusec does retain a portion of compensation it receives with respect to sales by its representatives.  Prusec retained compensation of $2,359,868 in 2014, $2,192,800 in 2013, and $2,168,552 in 2012.  Prusec offers the Contract on a continuous basis.

Compensation (commissions, overrides, and any expense reimbursement allowance) is paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules.  The individual representative will receive all or a portion of the compensation, depending on the practice of the firm.  The amount of compensation we pay varies, depending upon, among other factors, the product type and the features and/or riders that are attached to the Contract.  Compensation paid in respect of this product may exceed compensation payable in respect to comparable products or carriers.  Moreover, certain Contract features or riders may involve commissions or compensation that differ from compensation payable in respect of “base” or standard contractual features.

Compensation is based on a premium value known as the Commissionable Target Premium (referred to as “Premium Allocation Amount” in the Contract’s data pages).  The Commissionable Target Premium will vary by issue age, sex, underwriting classification, and any riders selected by the Contract Owner, with the exception of the Target Term Rider.

We pay significantly lower compensation on a Contract with a Target Term Rider than on an all base Contract with the same initial Death Benefit and premium payments because the Target Term Rider is not used in the determination of the Commissionable Target Premium.

Broker-dealers can receive compensation at a rate of 114% of premiums received in the first 36 months, provided the paid premiums have not reached the Commissionable Target Premium (CTP) established for the first Contract Year.  When paid premium exceeds the CTP established for the first Contract Year, broker-dealers can receive compensation at a rate of up to 5% in Contract Years 2-10 on CTP established for each Contract Year.  Broker-dealers can receive compensation of up to 3.76% on premium payments received in excess of the CTP in Contract Year one, and up to 3.75% on premiums paid in excess of CTP in Contract Years 2 through 10.  No compensation is payable beyond Contract Year 11.

Agents who sell this Contract are members of firms that in turn are stockholders of M Financial Group.  As a stockholder, the agent’s firm (a “Member Firm”) shares in the profits of M Financial Group via periodic stock dividends.

M Financial Group also maintains an incentive compensation plan, to which it annually distributes to Member Firms or their agents, most of M Financial Group’s consolidated net profits.  Generally, distributions under the plan are averaged among the various Member Firms, lines of business, and cost centers of M Financial Group.  However, a significant portion of the plan distributions are made in proportion to the revenue that a Member Firm generates.

Distributions of dividends and incentive compensation by M Financial Group to Member Firms, or their selling agents, are in addition to compensation paid by Prusec to authorized broker-dealers.  Many Member Firms remit these distributions to their owners or individual agents, and in some cases, in proportion to the amount of business they generate.

Override commissions received by M Financial Group could indirectly provide incentives to agents to recommend this product over similar products or services that do not produce override commissions paid to M Financial Group.

Potential reinsurance profits received by M Financial Group could also indirectly provide incentives to agents to recommend this product over similar products or services that do not result in reinsurance profits for M Financial Group.

Prusec registered representatives who sell the Contract are also our life insurance agents, and may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we or our affiliates offer, such as conferences, trips, prizes and awards, subject to applicable regulatory requirements.  In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses.

In addition, in an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s selling agents), we or Prusec may enter into compensation arrangements with certain broker-dealer firms authorized by Prusec to sell the Contract, or branches of such firms, with respect to certain or all selling agents of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and/or administrative and/or other services they provide to us or our affiliates.

To the extent permitted by applicable rules, laws, and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.  These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms.  You should note that firms and individual registered representatives, selling agents, and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

M Financial Group or its subsidiaries receive fees payable in respect of underlying investment options from some of the Funds that are investment options under this Contract, or from a Fund’s investment adviser or Portfolio manager, to the extent you allocate cash value to that Fund.  In addition, M Financial Investment Advisers, Inc., an affiliate of M Financial Group, is the investment adviser to certain of the Funds and receives investment advisory fees with respect to assets invested in those Funds.  Fees payable to M Financial Group in respect of assets allocated to one Fund may exceed fees payable in respect of assets placed in another Fund.

A list of the names of the firms (or their affiliated broker/dealers) that we are aware of (as of December 31, 2014) that received payment or accrued a payment amount with respect to variable product business during 2014 may be found in the Statement of Additional Information.  The least amount paid or accrued and the greatest amount paid or accrued during 2014 were $2.00 and $5,383,568, respectively.

While compensation is generally taken into account as an expense in considering the charges applicable to a variable life insurance product, any such compensation will be paid by us, and will not result in any additional charge to you or to the Separate Account.  Your registered representative, broker-dealer, or an affiliate authorized to sell this Contract, can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

LEGAL PROCEEDINGS

Pruco Life is subject to legal and regulatory actions in the ordinary course of our business.  Pending legal and regulatory actions include proceedings specific to Pruco Life and proceedings generally applicable to business practices in the industry in which we operate.  Pruco Life is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers.  Pruco Life is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of the pending legal and regulatory actions, plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.  In addition, Pruco Life, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus.  In some of Pruco Life’s pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages.  The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

Pruco Life establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated.  For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed.  As of December 31, 2014, the aggregate range of reasonably possible losses in excess of accruals established is not currently estimable.  Pruco Life reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

Pruco Life’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted.  It is possible that Pruco Life’s results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period.  In light of the unpredictability of Pruco Life’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life’s financial position.  Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on: the Separate Account; the ability of Pruco Securities to perform its contract with the Separate Account; or Pruco Life's ability to meet its obligations under the Contracts.

FINANCIAL STATEMENTS

Our audited consolidated financial statements are shown in the Statement of Additional Information and should be considered only as bearing upon our ability to meet its obligations under the Contract.  The Account’s audited financial statements are available in the Statement of Additional Information to this prospectus.

ADDITIONAL INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus.  This prospectus does not include all the information set forth in the registration statement.  Certain portions have been omitted pursuant to the rules and regulations of the SEC.  The omitted information may, however, be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by telephoning (202) 551-8090, upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household ("householding"), in lieu of sending a copy to each Contract Owner that resides in the household.  You should be aware that you can revoke or "opt out" of householding at any time by calling 1-877-778-5008.

Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 and Rule 159 thereunder, Pruco Life delivers this prospectus to Contract Owners that reside outside of the United States.

You may contact us for further information at the address and telephone number inside the front cover of this prospectus.  For service or questions about your Contract, please contact our Service Office at the phone number on the back cover, or at P.O. Box 7390, Philadelphia, Pennsylvania 19176.

Cyber Security Risks
We provide more information about cyber security risks associated with this Contract in the Statement of Additional Information.

DEFINITIONS OF SPECIAL TERMS
USED IN THIS PROSPECTUS

Accumulated Net Payments - The actual premium payments you make, accumulated at an effective annual rate of 3%, less any withdrawals you make, also accumulated at an effective annual rate of 3%.

Additional Amount - An amount equal to the Contract’s surrender charge multiplied by an Additional Amount Factor, which may be payable if you surrender the Contract while it is in-force and the conditions described in Surrender of a Contract, are met.

Attained Age - The insured's age on the Contract Date plus the number of years since then.

Basic Insurance Amount - The total amount of life insurance as shown in the Contract. Does not include any riders that may be attached to the Contract,

Cash Surrender Value - The amount payable to the Contract Owner upon surrender of the Contract.  It is equal to the Contract Fund minus any Contract Debt and minus any applicable surrender charge plus any Additional Amount upon surrender.  Also referred to in the Contract as “Net Cash Value.”

Contract - The variable universal life insurance Contract described in this prospectus.

Contract Anniversary - The same date as the Contract Date in each later year.

Contract Date -The date the Contract is effective, as specified in the Contract.

Contract Debt - The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund - The total amount credited to a specific Contract.  On any date it is equal to the sum of the amounts in all the Variable Investment Options, the Fixed Rate Option, and the Long Term Fixed Rate Option, and the principal amount of any Contract Debt plus any interest earned thereon.

Contract Owner - You.  Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract Year - A year that starts on the Contract Date or on a Contract Anniversary.

Death Benefit - If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract Debt.

Fixed Rate Option/Long Term Fixed Rate Option - Investment options under which interest is accrued daily at a rate that we declare periodically, but not less than an effective annual rate of 2%.  Also referred to in the Contract as “fixed investment options.”

Fund/Portfolio/Variable Investment Options - These are terms that may be used interchangeably and represent the underlying investments held in the Separate Account which you may select for your Contract.

Good Order - An instruction utilizing such forms, signatures, and dating as we require, which is sufficiently clear and complete and for which we do not need to exercise any discretion to follow such instructions.

Monthly Date - The Contract Date and the same date in each subsequent month.

Payment Office - The office at which we process premium payments, loan payments, and payments to bring your Contract out of default.  Your correspondence will be picked up at the address on your bill to which you are directed to send these payments and then delivered to our Payment Office.  For items required to be sent to our Payment Office, your correspondence is not considered received by us until it is received at our Payment Office.  Where this Prospectus refers to the day when we receive a premium payment, loan payment or a payment to bring your Contract out of default, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in Good Order at our Payment Office.  There are two main exceptions: if the item is received at our Payment Office (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Pruco Life Insurance Company - Pruco Life, us, we, our.  The company offering the Contract.

Sales Load Target Premium - A premium that is used to determine sales load based on issue age and rating class of the insured, and any extra risk charges or riders, if applicable.

Separate Account - Amounts under the Contract that are allocated to the Funds held by us in a Separate Account called the Pruco Life Variable Universal Account (the "Account" or the "Registrant"). The Separate Account is set apart from all of our general assets. Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business Pruco Life conducts.

Service Office - The office at which we process allocation change requests, withdrawal requests, surrender requests, transfer requests, ownership change requests and assignment requests.  Correspondence with our Service Office should be sent to P.O. Box 7390, Philadelphia, Pennsylvania 18176.  Your correspondence will be picked up at this address and then delivered to our Service Office.  For requests required to be sent to our Service Office, your request is not considered received by us until it is received at our Service Office.  Where this Prospectus refers to the day when we receive a request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in Good Order at our Service Office or via the appropriate telephone number, fax number, or website if the item is a type we accept by those means.  There are two main exceptions: if the request is received (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Valuation Period - The period of time from one determination of the value of the amount invested in a Variable Investment Option to the next. Such determinations are made when the net asset values of the Variable Investment Options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

To Learn More About M PremierSM VUL Protector®

The Statement of Additional Information (SAI) is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. 333-205092 .  The SAI contains additional information about the Pruco Life Variable Universal Account.  All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Information on the operation of the public reference room may be obtained by calling the Commission at (202) 551-8090.  The SEC also maintains a Web site (http://www.sec.gov) that contains the M PremierSM VUL Protector® SAI, material incorporated by reference, and other information about us.  Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You can call us at 1-800-782-5356 to ask us questions, request information about the Contract, and obtain copies of the SAI and personalized illustrations, without charge, or other documents.  You can also view the SAI located with the prospectus at www.prudential.com/eprospectus, or request a copy by writing to us at:

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

Investment Company Act of 1940: Registration No. 811-05826

Appendix A: State Availability or Variations of Certain Features and Riders

State	Rider or Feature	Availability or Variation
CA	Allocation of Premiums Transfers/Restrictions on Transfers
The sections Allocation of Premiums and Transfers/Restrictions on Transfers are modified to include the following:

If you are age 60 or older at issue, unless you ask us otherwise, we will allocate all net premiums into the Money Market investment option until 30 days after you receive this Contract. At the end of that day (unless you ask us otherwise) we will re-allocate the amount in the Money Market investment option in accordance with your current premium allocation.

CA	Canceling the Contract (“Free-Look”)
The section Canceling the Contract is modified to include the following:

If you are age 60 or older at issue, you may return the Contract for a refund within 30 days after you receive it.  Your refund amount will depend on whether or not you directed us to allocate your invested premium outside of the Money Market investment option during this period.

If you did not direct us to allocate net premiums outside of the Money Market investment option, you will receive a refund of all premium payments made and any charges deducted or fees paid, less any applicable federal and/or state income tax withholding.

If you did direct us to allocate net premiums outside of the Money Market investment option, you will receive a refund of the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or fees paid, less any applicable federal and/or state income tax withholding.

A Contract returned according to this provision shall be deemed void from the beginning.

CA	Enhanced Disability Benefit Rider	Not available.
CT	Exchange of Contract
Within eighteen months of the issue date, you may exchange this Contract for a new contract of fixed benefit insurance on the insured's life.  You will not have to prove to us that the insured is insurable.  When we use the term “new contract” we mean the contract for which this Contract may be exchanged.

Your right to make this exchange is subject to all these conditions: (1) You must ask for the exchange in writing . (2) You must surrender the Contract to us. (3) We must have your request in Good Order and the Contract at our Service Office while the Contract is in-force and has not lapsed. (4) You must pay back any Contract debt under this contract, to the extent it may exceed the loan value of the new contract. (5) You must pay any other charges required for the exchange.

The exchange date will be the later of: (1) the date we receive the Contract and your request in Good Order at our Service Office; and (2) the date we receive the payment, if any, required for the exchange. The new contract will take effect on the exchange date only if the insured is then living.  If the new contract takes effect, the Contract will end just before the exchange date.

The new contract will be a fixed benefit individual life plan we or our parent company, The Prudential Insurance Company of America, would regularly issue on that date for the same rating class, amount, issue age and sex.  It will have a Basic Insurance Amount equal to the Basic Insurance Amount of this one.  It will have the same Contract date and issue age as this Contract and be in the same rating class.

There will be a charge or allowance for the exchange.  We compute two amounts, A  and B, as described below.  If A exceeds B, then the difference is the charge we require for the exchange.  If B exceeds A, then the difference is the allowance we grant for the exchange.

• A is the accumulation, at 6%, of the new contract's premium from their due dates to  the exchange date.
• B is this Contract's Cash Surrender Value on the exchange date plus the premium adjustments and monthly charges deducted under this Contract for the Contract and any benefit that is in both contracts.

i

CT	Living Needs BenefitSM Rider
The Nursing Home Option is not available.

Only a partial acceleration of the Death Benefit is allowed.  The maximum amount that may be accelerated is 75%.

Certification of Terminal Illness can be performed by a licensed physian or Advanced Practice Registered Nurse.

The following sentence is deleted:

“No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit.”

The definition of Licensed Health Care Practitioner in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS includes Advanced Practice Registered Nurse.

DC	Living Needs BenefitSM Rider	The Nursing Home Option is not available.
FL	Living Needs BenefitSM Rider	Fee for exercising the rider is $100. The Nursing Home Option is not available.
KY	Living Needs BenefitSM Rider
The Living Needs Benefit allows you to elect to receive an accelerated payment of all of the Contract's Death Benefit, adjusted to reflect current value.  Partial acceleration of the Death Benefit is not allowed.

MA	Accidental Death Benefit Rider	Not available.
MA	Living Needs BenefitSM Rider	The Nursing Home Option is not available.
MI	Living Needs BenefitSM Rider	The Nursing Home Option is referred to as “Option A” and the Terminal Illness Option is referred to as “Option B.”
MN	Living Needs BenefitSM Rider	Unless converting from a Contract with an existing rider, the rider is not available for the first Contract Year for insureds 65 and older.
MT	Unisex Rates	Unisex rates apply. Any reference to sex throughout the prospectus is not applicable.
ND	Suicide Exclusion
Generally, if the insured, whether sane or insane, dies by suicide within one year from the Contract Date, the Contract will end and we will return the premiums paid, less any Contract Debt, and less any withdrawals.

ii

NM	Accidental Death Benefit Rider	A death resulting from injury must occur no more than 180 days after the injury.
OH	Living Needs BenefitSM Rider
The Living Needs Benefit allows you to elect to receive an accelerated payment of all of the Contract's Death Benefit, adjusted to reflect current value.  Partial acceleration of the Death Benefit is not allowed.

PA	Accidental Death Benefit Rider	The following sentence is deleted: “A death resulting from injury must occur no more than 90 days after the injury.”
OR	Accidental Death Benefit Rider	A death resulting from injury must occur no more than 180 days after the injury.
UT	Accidental Death Benefit Rider	A death resulting from injury must occur no more than 180 days after the injury.
WA	Accidental Death Benefit Rider	A death resulting from injury must occur no more than one year after the injury.
WA	Living Needs BenefitSM Rider	Not available.

iii

STATEMENT OF ADDITIONAL INFORMATION

The Date of this Statement of Additional Information and of the related prospectuses is September X, 2015.

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT (THE ACCOUNT)

M PremierSM VUL Protector®

AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT

This Statement of Additional Information is not a prospectus.  Please review the M PremierSM VUL Protector® prospectus (the “prospectus”), which contains information concerning the Contracts described above.  You may obtain a copy of the prospectus without charge by calling us at 1-800-944-8786.  You can also view the Statement of Additional Information located with the prospectus at www.prudential.com/eprospectus, or request a copy by writing to us.

The defined terms used in this Statement of Additional Information are as defined in the prospectus.

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

Page
GENERAL INFORMATION AND HISTORY	1
Description of Pruco Life Insurance Company	1
Control of Pruco Life Insurance Company	1
State Regulation	1
Records	1
Services and Third Party Administration Agreements	1
Cyber Security	2
INITIAL PREMIUM PROCESSING	2
ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS	3
Legal Considerations Relating to Sex-Distinct Premiums and Benefits	3
How a Type A (Fixed) Contract's Death Benefit Will Vary	3
How a Type B (Variable) Contract's Death Benefit Will Vary	4
Reports to Contract Owners	5
UNDERWRITING PROCEDURES	5
ADDITIONAL INFORMATION ABOUT CHARGES	6
Charges for Increases in Basic Insurance Amount	6
ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT	6
DISTRIBUTION AND COMPENSATION	6
EXPERTS	8
PERFORMANCE DATA	8
Average Annual Total Return	8
Non-Standard Total Return	8
Money Market Yield	9
FINANCIAL STATEMENTS	9

GENERAL INFORMATION AND HISTORY

Description of Pruco Life Insurance Company

Pruco Life Insurance Company ("Pruco Life", “us”, “we”, or “our”) is a stock life insurance company, organized on December 23, 1971 under the laws of the State of Arizona.  It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.  Pruco Life’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

Control of Pruco Life Insurance Company

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded on October 13, 1875, under the laws of the state of New Jersey.  Prudential is a wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering a wide range of insurance, investment management, and other financial products and services.  The principal Executive Office each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102.

As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential.  However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the Contract.

State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition.  It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

We maintain all records and accounts relating to the Account at our principal Executive Office.  As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Services and Third Party Administration Agreements

Pruco Life and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential.  Pruco Life reimburses Prudential for its costs in providing such services.  Under this Agreement, Pruco Life has reimbursed Prudential $86,644,753 in 2014, $46,570,355 in 2013, and $35,198,133 in 2012, of which the life business accounted for $23,446,978, $5,619,900, and $4,197,463, respectively.

Prudential furnishes Pruco Life the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account.  As soon as the Pruco Life death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks.

Our individual life reinsurance treaties covering M PremierSM VUL Protector® Contracts provide for the reinsurance of the mortality risk on a Yearly Renewable Term basis.  Reinsurance is on a first-dollar quota share basis, with Pruco Life retaining 10% of the face amount, up to a limit of $100,000 per Contract, and the remainder is reinsured by Prudential.  Prudential then reinsures some portion of this business with various reinsurers.

1

TransCentra, Inc. ("TransCentra"), formerly, Regulus Group, LLC, is a billing and payment services provider for Prudential, Pruco Life Insurance Company ("Pruco Life"), and Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). TransCentra received $1,718,271 in 2014, $1,857,429 in 2013, and $2,043,400 in 2012 from Prudential for services rendered.  TransCentra's principal business address is 4855 Peachtree Industrial Blvd, STE 245, Norcross, GA 30092.

Cyber Security

With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, we are susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of products with certain features, including those with automatic asset transfer or re-allocation strategies, and by our employment of complex investment, trading and hedging programs.  Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.

Cyber security failures or breaches that could impact us and our Contract Owners, whether deliberate or unintentional, could arise not only in connection with our own administration of the Contract, but also with entities operating the Contract’s underlying funds and with third-party service providers to us.  Cyber security failures originating with any of the entities involved with the offering and administration of the Contract may cause significant disruptions in the business operations related to the Contract.  Potential impacts may include, but are not limited to, potential financial losses under the Contract, your inability to conduct transactions under the Contract and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Contract and/or the net asset value (NAV) with respect to an underlying fund, and disclosures of your personal or confidential account information.

In addition to direct impacts to you, cyber security failures of the type described above may result in adverse impacts to us, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by us may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by us in enhancing and upgrading computer systems and systems security following a cyber security failure.

The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, and others continue to pose new and significant cyber security threats. Although we, our service providers, and the underlying funds offered under the Contract may have established business continuity plans and risk management systems to mitigate cyber security risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against.  Furthermore, we cannot control or assure the efficacy of the cyber security plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.

INITIAL PREMIUM PROCESSING

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium in Good Order.

Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable.  The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made.  A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

2

These processing procedures are designed to provide temporary life insurance coverage to every prospective Contract Owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement.  Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date specified in the Contract.  This date is used to determine the insurance age of the proposed insured.  It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates.  It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application.  If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued.  If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above.  The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received in Good Order.

If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received in Good Order from the Contract Owner and the Contract is delivered.

There is one principal variation from the foregoing procedure.  If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted immediately after the net premium has been applied to the Contract Fund.

ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females.  Thus, premiums and benefits differ under Contracts issued on males and females of the same age.  However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female.  In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

How a Type A (Fixed) Contract's Death Benefit Will Vary

There are two types of Death Benefit available under the Contract:  (1) Type A, a generally fixed Death Benefit; and (2) Type B, a variable Death Benefit.  The Type A (fixed) Death Benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance, and the Type B (variable) Death Benefit varies with investment performance.

Under the Type A (fixed) Contract, the Death Benefit is generally equal to the Basic Insurance Amount, before the reduction of any Contract Debt.  If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where we will increase the Death Benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

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Assuming no Contract Debt, the Death Benefit of a Type A (fixed) Contract will always be the greater of:

(1)	the Basic Insurance Amount; and
(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the Attained Age factor that applies.

A listing of Attained Age factors can be found on your Contract’s data pages.  The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.  Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates at different ages how the Attained Age factor affects the Death Benefit for different Contract Fund amounts.  The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract Debt.

Type A (Fixed) Death Benefit

If		Then
The insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$ 25,000 $ 75,000 $100,000	4.04 4.04 4.04	101,000 303,000 404,000	$250,000 $303,000* $404,000*
60 60 60	$ 75,000 $125,000 $150,000	2.11 2.11 2.11	158,250 263,750 316,500	$250,000 $263,750* $316,500*
80 80 80	$150,000 $200,000 $225,000	1.32 1.32 1.32	198,000 264,000 297,000	$250,000 $264,000* $297,000*
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test.  These figures are based on the 2001
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the Death Benefit will be $316,500, even though the Basic Insurance Amount is $250,000.  In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $2.11.  We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund.  If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under the Type B (variable) Contract, while the Contract is in-force, the Death Benefit will never be less than the Basic Insurance Amount, before the reduction of any Contract Debt, but will also vary immediately after it is issued, with the investment results of the selected Variable Investment Options.  The Death Benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

Assuming no Contract Debt, the Death Benefit of a Type B (variable) Contract will always be the greater of:

(1)	the Basic Insurance Amount plus the Contract Fund before the deduction of any monthly charges due on that date; and
(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the Attained Age factor that applies.

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For purposes of computing the Death Benefit, if the Contract Fund is less than zero, we will consider it to be zero.  A listing of Attained Age factors can be found on your Contract’s data pages.  The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.  Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various Attained Age factors and Contract Funds and the corresponding Death Benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract Debt.

Type B (Variable) Death Benefit

If		Then
The insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$ 25,000 $ 75,000 $100,000	4.04 4.04 4.04	101,000 303,000 404,000	$275,000 $325,000 $404,000*
60 60 60	$ 75,000 $125,000 $150,000	2.11 2.11 2.11	158,250 263,750 316,500	$325,000 $375,000 $400,000
80 80 80	$150,000 $200,000 $225,000	1.32 1.32 1.32	198,000 264,000 297,000	$400,000 $450,000 $475,000
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test.  These figures are based on the 2001
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the Death Benefit will be $404,000, even though the Basic Insurance Amount is $250,000.  In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $4.04.  We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund.  If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

Reports to Contract Owners

Once each year, we will send you a statement that provides certain information pertinent to your Contract.  This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

UNDERWRITING PROCEDURES

When you express interest in obtaining insurance from us, you may apply for coverage in one of two ways, via a paper application or through our Worksheet process.  When using the paper application, a registered representative completes a full application and submits it to our underwriting unit to commence the underwriting process.  A registered representative may be an agent/broker who is a representative of Pruco Securities, LLC (“Prusec”), a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

When using the Worksheet process, a registered representative typically collects enough applicant information to start the underwriting process.  The representative will submit the information to our New Business Department to begin processing, which includes scheduling a direct call to the applicant to obtain medical information, and to confirm other data.

5

Regardless of which of the two underwriting processes is followed, once we receive the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding our willingness to accept the risk, and the price at which we will accept the risk.  We will issue the Contract when the risk has been accepted and priced.

ADDITIONAL INFORMATION ABOUT CHARGES

Charges for Increases in Basic Insurance Amount

Increases in the Basic Insurance Amount are not allowed.

ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT

When your Contract is in default, no part of your Contract Fund is available to you.  Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options.  In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated or increase the amount of your insurance by increasing the Basic Insurance Amount of the Contract.

DISTRIBUTION AND COMPENSATION

In an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), we or Prusec may enter into compensation arrangements with certain broker-dealer firms authorized by Prusec to sell the Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates.

To the extent permitted by applicable rules, laws, and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.  These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms.  You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

Pruco Life makes these promotional payments directly to or in sponsorship of the firm (or its affiliated broker/dealers).  Examples of arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives.  The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

The list below provides the names of the firms (or their affiliated broker/dealers) that we are aware of (as of December 31, 2014) that received payment or accrued a payment amount with respect to variable product business during 2014.  The least amount paid or accrued and the greatest amount paid or accrued during 2014 were $2.00 to $5,383,568, respectively.

Name of Firms:

1st Global Capital Corporation; 1st Global Ins Svs Inc; 1ST Global Insurance Agency of MA Inc; 3 Mark Equities Inc; Agency Services of Ar ; Allied Beacon Partners Inc; Allstate Financial Services LLC; Amerian General Ins Agcy Inc; American Equity Investment Corporation; American Express Ins Agency of MA Inc; American Express Ins Agency of TX; American Independent Securities Group LLC; American Investors CO; American Portfolios Fin Svcs INC; Ameriprise Financial Services Inc; Ameritas Investment Corp; Aon Consulting Inc; Arlington Securities Inc; Arque Capital Ltd; Arvest Insurance Inc; Associated Securities Corp; Associates Diversified Brokerage Inc; Ausdal Financial Partners Inc; Axa Network Ins Agcy of MA LLC; Axa Network LLC; Ayco Services Ins Agcy Inc; Baird Insurance Services Inc; BB & T Insurance Services Inc; BBVA Compass Insurance Agency Inc; BCG Securities Inc; Beaconsfield Financial Services; Benefit Funding Services LLC; Berthel Fisher & Co Fin Svcs Inc; Broker Dealer Financial Services; Brokers International Financial Services; Brooklight Place Securities Inc; Cabot Lodge Securities

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LLC; Cadaret Grant & Co Inc; Cadaret Grant Ins Agency of Ohio Inc; Calton & Associates Inc; Cambridge Investment Research Inc; Capital Financial Services Inc; Capital Investment Group Inc; Capital Management Systems LLC; Capital Synergy Partners Inc; Cbiz Benefits & Ins Svs Inc; CC Services Inc; CCO Investment Services Corp; Centara Capital Securities Inc; Centaurus Financial Inc; Centaurus Texas Inc; Centerre Capital LLC; Ces Insurance Agency Inc; Cetera Advisor Networks Insurance Services LLC; Cetera Advisor Networks LLC; Cetera Advisors Insurance Services LLC; Cetera Advisors LLC; Cetera Financial Specialist LLC; Cetera Investment Services LLC; Cfd Investments INC; Chase Insurance Agency; Citigroup Global Markets Inc; Citigroup Life Agency LLC; Clark Consulting Inc; Clark Securities Inc; Client One Securities LLC; CMS Investment Resources LLC; Comerica Insurance Services Inc; Comprehensive Asset Management; Comprehensive Brokerage Services Inc; Coordinated Capital Securities; CPS Financial & Insurance Services Inc; Crown Capital Insurance Agency LLC; Crown Capital Securities LP; Curtis Insurance LLC; Cuso Financial Services Inc; Cutter & Company Brokerage Inc; Delta Trust Insurance Agency Inc; Dempsey Fin Network Inc; Edward D Jones & Co LP; Edward Jones Ins Agcy of Ca LLC; Edward Jones Ins Agcy of MA LLC; Edwin C Blitz Investments Inc; Enterprise General Ins Agency Inc; Enterprise Securities Company; Equity Services Inc; Essex Financial Services Inc; Executive Ins Agency Inc; Executive Services Securities LLC; Farmers Financial Solutions; Fasi of TX Inc; FBL Marketing Services LLC; Fifth Third Insurance Agency Inc; Fifth Third Securities Inc; Financial Telesis Inc; Financial West Group; Fintegra LLC; First Allied Securities Inc; First Asset Financial Inc; First Brokerage America LLC; First Dakota Inc; First Heartland Capital Inc; First State Financial Mgmt Inc; FNBB Capital Markets LLC; Foothill Securities Inc; Forthright Agency of AZ Inc; Forthright Agency of NJ Inc; Forthright Agency of Ohio Inc; Forthright Ins Agcy Inc of MA; Fortune Financial Services Inc; Fortune Securities Inc; Founders Financial Securities LLC; FPCM Securities LLC; FSC Agency of Texas Inc; FSC Insurance Agency of OH; FSC Securities; Geneos Wealth Management Inc; Girard Securities Inc; Global Link Securities Inc; Gradient Securities LLC; Guardian Inv Svs Corp; GWN Securities Inc; H Beck Inc; H D Vest Insurance Agency LLC; H&R Block Financial Advisors Inc; Hancock Securities Group LLC; Hantz Agency LLC; Hantz Financial Services Inc; Harbor Financial Services LLC; Harbour Investments Inc; HD Vest Investment Securities Inc; Heartland Investment Associates Inc; Hereford Insurance Agency Inc; Herndon Plant Oakley Ins Agcy LLC; Horan Securities Inc; Hornor Townsend & Kent; Huntington Investment Company; Huntleigh Securities Corp; HWG Ins Agency Inc; IBN Financial Services Inc; ICC Insurance Agcy Inc; IMS Insurance Agency Inc; IMS Securities Inc; Independent Financial Group Inc; ING Financial Partners; Intercontinental Agency LLC; Interlink Securities Corp; Intersecurities Insurance Agency; Intervest International Inc; Intervest Internat'l Equities Corp; Invest Fin Corp Ins Agcy Inc of IL; Invest Financial Corporation; Investment Center Inc; Investment Planners Inc; Investment Professionals Inc; Investors Security Company Inc; ISI Insurance Agency Inc; J J B Hilliard W L Lyons LLC; J P Turner & Company LLC; J W Cole Financial Inc; J.W. Cole Insurance Services Inc; Janney Montgomery Scott LLC; JJB Hilliard W L Lyons Inc; KCD Financial; KCG Securities LLC; KCL Service Company of Texas; Key West Insurance Services Inc; Keycorp Insurance Agency USA Inc; KFG Enterprises Inc; KMS Financial Services; Kovack Securities Inc; L M Kohn & CO; LA Salle Street Securities Inc; Larson Financial Group LLC; LaSalle St Securities LLC; Leaders Group Inc; Legend Equities Corp; LFA Limited Liability Company; Lifemark Securities Corp; Lincoln Fin Advisors Corp; Lincoln Financial SEC Corp; Lincoln Investment Planning Inc; Lincoln National Ins Assoc Inc; LPA Insurance Agency Inc; LPL Financial Corporation; M Financial Holdings Inc; M Holdings Securites Inc; M&T Securities Inc; Manna Capital Management; Mariner Insurance Resources LLC; Marsh Executive Benefits Inc; Marsh Insurance & Investments Corp; Mercap Securities LLC; Mercer Health & Benefits Administration LLC; Meridien Financial Group Inc; Merrill Lynch Life Agcy Inc; Merrill Lynch Life Agency; Merrill Lynch Pierce Fenner and Smith; MetLife Securities Inc; M-Financial Securities Marketing Inc; Midamerica Financial Services Inc; MML Ins Agcy Inc; MML Investors Services Inc; Money Concepts Capital;; Morgan Stanley Dean Witter Ins Svcs Inc; MSC of TX Inc; Mutual Trust Co of America Securities; MWA Financial Services Inc; National Planning Corp; Network Agency Inc; Network Agency of Ohio Inc; New England Securities; New Penfacs Ins Agency INC; Newport Group Sec Inc; Next Financial Group; Next Financial Group Inc; NFP Advisor Services LLC; NFP Insurance Services Inc; Niagara International Capital Limited; Northland Securities Inc; Northwestern Mutual Invest Svcs LLC; NPB Financial Group LLC; NPC Insurance Agency Inc; NYLife Insurance Agency Inc; O N Equity Sales Company; OBS Brokerage Services Inc; OFG Financial Services Inc; Ohio National Ins Agency Inc; Ohio National Insurance Agency Inc; Oneamerica Securities Inc; Oppenheimer Life Agency Limited; Packerland Brokerage Services; Park Avenue Securities; Parkland Securities LLC; Partners Mktg Svcs of PA Inc; PCA Insurance Agency Inc; PJ Robb Variable Corp; Planmember Securities Corp; Planning Corp of America; Plus Agency LLC; Preferred Marketing Services Inc; Princor Financial Services Corp; Private Ledger Ins Agcy of OH Inc; Proequities Inc; Prospera Financial Services; Prudential Direct Inc; Purshe Kaplan Sterling Invest Inc; Quest Capital Strategies Inc; Questar Agency Inc; Questar Capital Corporation; Rab Agency Inc; Rampart Financial Services Inc; Raymond James Planning Corporation; RBC Capital Markets Corporation; Resource Horizons Group LLC; Resource Horizons Ins Agency Inc; Robert Shor Insurance Associates Inc; Robert W Baird & CO Inc; Royal Alliance Associates Inc; Royal Alliance Ins Agcy of MA Inc; Royal Alliance Ins Agcy of OH Inc; Royal Alliance Ins Agency of TX Inc; Rydex Distributors Inc; Sagepoint Financial Inc; Saxony Insurance Agency LLC; SBHU Life Agency Inc; SBS Insurance Agency of FL Inc; SBS Insurance Agency of LA Inc; SCF Securities Inc; Securian Financial Services Inc; Securities America Inc; Securities Service Network Inc; SFA Insurance Services INC; Sigma Financial Corp; Signal Securities Inc; Signator Financial Services Inc; Signator Insurance Agency Inc; Signator Investors Inc; SII Insurance

7

Agency Inc; SII Investments Inc; Smith Brown & Groover Inc; Sorrento Pacific Financial LLC; Southwest Insurance Agency Inc; Spire Insurance Agecny LLC; SSI Equity Services Inc; SSN Agency Inc; ST Bernard Financial Services Inc; Stanley Laman Group Securities LLC; Stephens Insurance LLC; Sterne Agee & Leach Inc; Stifel Nicholaus & Co Inc; Summit Brokerage Services; Inc.; Summit Equities Inc; Sunset Financial Services Inc; Syndicated Capital Inc; Taylor Capital Management Inc; TFS Securities Inc; Thoroughbred Financial Services LLC; Trading Services Corp; Transamerica Financial Advisors; Triad Aadvisors Inc; Triad Advisors Inc; Trustmont Financial Group Inc; UBS Financial Services; United Planners Fin Svcs of America; United Planners Financial Services; Univest Insurance Inc; US Bancorp Investments Inc; USA Financial Securities Corp; USI Securities Inc; Valmark Securitie Inc; Valor Insurance Agency Inc; Voya Insurance Solutions Inc; VSR Financial Services Inc; VSR Financial Services Inc of Texas Inc; W & R Insurance Agency Inc; W S Griffith SEC Inc; Wachovia Insurance Services Broker Dealer Inc; Wall Street Financial Group Inc; Wells Fargo Advisors California Ins Agency LLC; Wells Fargo Advisors Ins Agency LLC; Wells Fargo Wealth Brokerage Ins Agency; Western Equity Group Inc; Western International Securities Inc; Windham Financial Services Inc; Woodbury Fin Services Inc; Woodbury Financial Agency OH Inc; World Capital Brokerage Inc; World Equity Group Inc; Worth Financial Group Inc; WRP Investments Inc; Zures Co Fin & Ins Svcs.

Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

EXPERTS

[Auditing and Accounting statement to be filed by Pre-Effective Amendment.]

Actuarial matters included in this Statement of Additional Information have been examined by Michael LeBoeuf, FSA, MAAA, Vice President and Actuary of Prudential.

PERFORMANCE DATA

Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”).  Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Variable Investment Option from the beginning to the end of each specified period of time.  The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Variable Investment Option at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period.  This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Variable Investment Option and (ii) no transfers or additional payments were made.  Premium taxes are not included in the term “charges” for purposes of this calculation.  Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method.  The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Variable Investment Options commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Variable Investment Options were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Variable Investment Options (this is referred to as “hypothetical performance data”).  Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance Contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns.  Information stated for any given period does not indicate or represent future performance.

8

Money Market Yield

The “total return” figures for the Money Market Variable Investment Option are calculated using historical investment returns of the Money Market Portfolio of The Prudential Series Fund as if M PremierSM VUL Protector® had been investing in that Variable Investment Option during a specified period.  Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with M PremierSM VUL Protector® are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Variable Investment Option at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the Variable Investment Option at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.  The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Variable Investment Option will fluctuate on a daily basis.  Therefore, the stated yields for any given period are not an indication of future yields.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

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PROSPECTUS
September X, 2015

M PremierSM VUL Protector®

AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT ISSUED BY:

PRUCO LIFE INSURANCE COMPANY – PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

213 WASHINGTON STREET
NEWARK, NEW JERSEY 07102
TELEPHONE: (800) 782-5356

The M PremierSM VUL Protector® Contract is offered under form number MPVNLG-2015 or ICC15 MPVNLG-2015, subject to state availability.  A state and/or other code may follow the form number. Your Contract's form number is located in the lower left-hand corner of the first page of your Contract.

This prospectus describes the M PremierSM VUL Protector® Contract (the “Contract”) offered by Pruco Life Insurance Company ("Pruco Life", "us", "we", or "our"), a stock life insurance company.  Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America.

Please read this Prospectus.  Please read this prospectus before purchasing a M PremierSM VUL Protector® variable universal life insurance Contract and keep it for future reference.

You may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options of the Pruco Life Variable Universal Account (the “Account”).  The Account offers a wide variety of Variable Investment Options from the firms listed below.  The current summary or statutory prospectuses for the Variable Investment Options accompany this prospectus.  These prospectuses contain important information about the Funds, including information about their investment objectives, fees, and investment advisers/subadvisers.  Please read these prospectuses and keep them for reference.

• Advanced Series Trust	• Janus
• American Funds®	• JP Morgan
• Dreyfus	• M Fund, Inc.
• Fidelity® Investments	• MFS®
• Franklin Templeton®	• Neuberger Berman
• Invesco	• Prudential

For a complete list of the available Variable Investment Options, see The Funds.

You may also choose to allocate your Contract’s premiums and its earnings in the Fixed Rate Option and/or the Long Term Fixed Rate Option, also referred to as “fixed investment options,” which pay a guaranteed interest rate.  See The Fixed Rate and Long Term Fixed Rate Options.

In compliance with U.S. law, Pruco Life delivers this prospectus to Contract Owners that currently reside outside of the United States.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this Contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate.  It is a criminal offense to state otherwise.

The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance contract is subject to risk, including the possible loss of your money.  An investment in M PremierSM VUL Protector® is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

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SUMMARY OF CHARGES AND EXPENSES [INSERT PAGE NUMBER]
SUMMARY OF THE CONTRACTAND CONTRACT BENEFITS [INSERT PAGE NUMBER]
SUMMARY OF CONTRACT RISKS [INSERT PAGE NUMBER]
SUMMARY OF RISKS ASSOCIATED WITH THE VARIABLE INVESTMENT OPTIONS[INSERT PAGE NUMBER]
GENERAL DESCRIPTIONS OF PRUCO LIFE INSURANCE COMPANY, THE REGISTRANT, AND THE FUNDS [INSERT PAGE NUMBER]
CHARGES AND EXPENSES [INSERT PAGE NUMBER]
PERSONS HAVING RIGHTS UNDER THE CONTRACT [INSERT PAGE NUMBER]
OTHER GENERAL CONTRACT PROVISIONS [INSERT PAGE NUMBER]
LIMITED NO-LAPSE GUARANTEE [INSERT PAGE NUMBER]
RIDERS [INSERT PAGE NUMBER]
REQUIREMENTS FOR ISSUANCE OF A CONTRACT [INSERT PAGE NUMBER]
PREMIUMS [INSERT PAGE NUMBER]
DEATH BENEFITS [INSERT PAGE NUMBER]
CONTRACT VALUES [INSERT PAGE NUMBER]
LAPSE AND REINSTATEMENT [INSERT PAGE NUMBER]
TAXES [INSERT PAGE NUMBER]
DISTRIBUTION AND COMPENSATION [INSERT PAGE NUMBER]
LEGAL PROCEEDINGS [INSERT PAGE NUMBER]
FINANCIAL STATEMENTS [INSERT PAGE NUMBER]
ADDITIONAL INFORMATION [INSERT PAGE NUMBER]
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS [INSERT PAGE NUMBER]

State Availability or Variations of Certain Features and Riders Appendix A

Advanced Series Trust:
AST Advanced Strategies Portfolio Appendix 1
AST Balanced Asset Allocation Portfolio Appendix 2
AST BlackRock Global Strategies Portfolio Appendix 3
AST BlackRock Low Duration Bond Portfolio Appendix 4
AST BlackRock/Loomis Sayles Bond Portfolio Appendix 5
AST Cohen & Steers Realty Portfolio Appendix 6
AST FI Pyramis® Quantitative Portfolio Appendix 7
AST Goldman Sachs Mid-Cap Growth Portfolio Appendix 8
AST Herndon Large-Cap Value Portfolio Appendix 9
AST International Value Portfolio Appendix 10
AST J.P. Morgan International Equity Portfolio Appendix 11
AST J.P. Morgan Strategic Opportunities Portfolio Appendix 12
AST Large-Cap Value Portfolio Appendix 13
AST Loomis Sayles Large-Cap Growth Portfolio Appendix 14
AST MFS Global Equity Portfolio Appendix 15
AST MFS Growth Portfolio Appendix 16
AST Preservation Asset Allocation Portfolio Appendix 17
AST Prudential Growth Allocation Portfolio Appendix 18
AST RCM World Trends Portfolio Appendix 19
AST Schroders Global Tactical Portfolio Appendix 20
AST Small-Cap Growth Portfolio Appendix 21
AST Small-Cap Growth Opportunities Portfolio Appendix 22
AST Small-Cap Value Portfolio Appendix 23
AST T. Rowe Price Asset Allocation Portfolio Appendix 24
AST T. Rowe Price Large-Cap Growth Portfolio Appendix 25
AST T. Rowe Price Natural Resources Portfolio Appendix 26
AST Templeton Global Bond Portfolio Appendix 27
AST Wellington Management Hedged Equity Portfolio Appendix 28

American Funds Insurance Series®:
American Funds Insurance Series® Blue Chip Income and Growth FundSM Appendix 29
American Funds Insurance Series® Growth FundSM Appendix 30
American Funds Insurance Series® Growth-Income FundSM……………………………………… Appendix 31
American Funds Insurance Series® International FundSM Appendix 32

Dreyfus:
Dreyfus Socially Responsible Growth Fund, Inc. Appendix 33

Dreyfus Investment Portfolios:
Dreyfus MidCap Stock Portfolio Appendix 34

Fidelity® Variable Insurance Products:
Fidelity® VIP Contrafund® Portfolio Appendix 35
Fidelity® VIP Index 500 Portfolio Appendix 36
Fidelity® VIP Mid Cap Portfolio Appendix 37

Franklin Templeton Variable Insurance Products Trust:
Franklin Income VIP Fund Appendix 38
Franklin Mutual Shares VIP Fund Appendix 39
Templeton Growth VIP Fund Appendix 40

Invesco:
Invesco V.I. Growth and Income Fund Appendix 41

Janus Aspen Series:
Janus Aspen Overseas Portfolio Appendix 42

JPMorgan Insurance Trust:
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio Appendix 43

M Fund: Appendix 44
M Capital Appreciation Fund
M International Equity Fund
M Large Cap Growth Fund
M Large Cap Value Fund

MFS® Variable Insurance Trust:
MFS® Total Return Bond Series Appendix 45
MFS® Utilities Series Appendix 46
MFS® Value Series Appendix 47

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Socially Responsive Portfolio Appendix 48

Prudential Series Fund:
PSF Conservative Balanced Portfolio Appendix 49
PSF Diversified Bond Portfolio Appendix 50
PSF Equity Portfolio Appendix 51
PSF Flexible Managed Portfolio Appendix 52
PSF Global Portfolio Appendix 53
PSF High Yield Bond Portfolio Appendix 54
PSF Jennison Portfolio Appendix 55
PSF Jennison 20/20 Focus Portfolio Appendix 56
PSF Money Market Portfolio Appendix 57
PSF Natural Resources Portfolio Appendix 58
PSF Small Capitalization Stock Portfolio Appendix 59
PSF SP Prudential U.S. Emerging Growth Portfolio Appendix 60
PSF SP Small-Cap Value Portfolio Appendix 61
PSF Stock Index Portfolio Appendix 62
PSF Value Portfolio Appendix 63

SUMMARY OF CHARGES AND EXPENSES

Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, which is located at the end of this prospectus.

Expenses other than Portfolio Expenses

The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract.  Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables.  For more information about fees and expenses, see CHARGES AND EXPENSES.

The first table describes maximum fees and expenses that we deduct from each premium payment, and maximum fees we charge for transactions and riders.

Table 1: Transaction and Optional Rider Fees
Charge	When Charge is Deducted	Amount Deducted
Sales Charge on Premiums (Load)	Deducted from premium payments.	6%
Premium Based Administrative Charge	Deducted from premium payments.	7.5%
Surrender Charge
(Minimum and Maximum per $1,000 of Basic Insurance Amount(1))
_____________
Initial surrender charge for a representative Contract Owner: male, age 55, Preferred Best underwriting class, no riders or extras.
	Upon lapse, surrender, or decrease in Basic Insurance Amount.	From $6.13 to $54.56 _____________ $34.97
Transfer fee	Each transfer exceeding 12 in any Contract Year.	$25
Withdrawal fee	Upon withdrawal.	$25
Insurance Amount Decrease fee	Upon decrease in Basic Insurance Amount or Target Term Rider coverage amount.	$25
Enhanced Cash Value Rider fee (per $1,000 of Basic Insurance Amount)	One time charge applied on first month of processing.	$0.50
Living Needs Benefit Rider fee	When benefit is paid.	$150
Overloan Protection Rider fee (Percentage of the Contract Fund amount)	One time charge upon exercising the rider benefit.	3.5%

(1)
The surrender charge amount per $1,000 varies based on Contract duration as well as on the individual characteristics of the insured, including issue age, sex, and underwriting classification.  The maximum surrender charge amount per $1,000 applies in the first Contract Year to a male, age 65, with a nonsmoker substandard class C and higher underwriting classification.  The charge decreases to zero by the end of the 14th year.  See CHARGES AND EXPENSES.

The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Funds’ fees and expenses.

Table 2: Periodic Contract and Optional Rider Charges Other Than the Funds’ Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance (“COI”) for the Basic Insurance Amount.
Minimum and Maximum Charges per $1,000 of the net amount at risk.
_____________
Initial COI for a representative Contract Owner, male, age 55, Preferred Best underwriting class with no ratings.  (Charge per $1,000 of the net amount at risk.)
	Monthly	From $.04 to $83.34(1)(2) _____________ $0.85
Cost of Insurance (“COI”) for Target Term Rider coverage.
Minimum and Maximum Charges per $1,000 of Target Term Rider Death Benefit.
_____________
Initial COI for a representative Contract Owner, male, age 55, in the Preferred Best underwriting class.  (Charge per $1,000 of Target Term Rider Death Benefit.)
	Monthly	$0.04 to $83.34(1)(2)(6) _____________ $0.85
Mortality and Expense Risk fee (Calculated as a percentage of assets in Variable Investment Options.)	Daily	0.45%(3)
Additional Mortality charge for risk associated with certain health conditions, occupations, avocations, or aviation risks.   (Flat extra per $1,000 of Basic Insurance Amount and Target Term Rider coverage amount.)
	Monthly	From $0.10 to $2.08(4)
Net interest on loans(5)	Annually	1% for standard loans. 0.05% for preferred loans.
Administrative fee for Basic Insurance Amount
Minimum and Maximum Charges
(A charge per $1,000 of Basic Insurance Amount plus a flat fee.)
_____________
Initial fee for Basic Insurance Amount for a representative Contract Owner, male, age 55, Preferred Best underwriting class.
(A charge per $1,000 of Basic Insurance Amount plus a flat fee.)
	Monthly	$0.07 to $8.21 plus $9(6) _____________ $0.44 plus $9
Administrative fee for Target Term Rider
Minimum and Maximum Charges per $1,000 of Target Term Rider coverage amount.
_____________
Target Term Rider fee for a representative Contract Owner, male, age 55, in the Preferred Best underwriting class.
(Charge per $1,000 of Target Term Rider.)
	Monthly	From $0.08 to $8.22(1) _____________ $0.45
Accidental Death Benefit Rider(7)
Minimum and Maximum Charges per $1,000 of the coverage amount.
_____________
Accidental Death Benefit Rider fee for a representative Contract Owner, male, age 55, Preferred Best underwriting class.
(Charge per $1,000 of the coverage amount.)
	Monthly	From $0.04 to $0.28(6) _____________ $0.12
Children Level Term Rider(7) (Charge per $1,000 of the coverage amount.)	Monthly	$0.42
Enhanced Disability Benefit Rider(7)
Minimum and Maximum Charges
(Percentage of the greater of: 9% of the Limited No-Lapse Guarantee Premium (including premiums for riders and flat extras) or the total of monthly deductions.)
_____________
Enhanced Disability Benefit Rider charge for a representative Contract Owner, male, age 55, Preferred Best underwriting class.
	Monthly	From 7.08% to 12.17%(6) _____________ 10.62%

(1)
The charge varies based on the individual characteristics of the insured, including such characteristics as age, sex, and underwriting classification, as well as Contract duration.  The charge shown in the table may not be representative of the charge that a particular Contract Owner will pay.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(2)
For example, the highest COI rate is for an insured who is a male/female age 120. You may obtain more information about the particular COI charges that apply to you by contacting your Pruco Life representative.

(3)	The daily charge is based on the effective annual rate shown.
(4)
The amount and duration of the charge will vary based on individual circumstances including issue age, type of risk, and the frequency of exposure to the risk, and is charged per $1,000 of Basic Insurance Amount. The charge shown in the table may not be representative of the charge that a particular Contract Owner will pay.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(5)
The net interest on loans reflects the net difference between a standard loan with an effective annual interest rate of 3% and an effective annual interest credit equal to 2%.  Preferred loans are charged a lower effective annual interest rate.  See Loans.

(6)
This charge varies based on the individual characteristics of the insured, including such characteristics as age, sex, and underwriting classification.  You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(7)	Duration of the charge is limited. See CHARGES AND EXPENSES.

Fund Expenses

This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract.  More detail concerning each Fund's fees and expenses is contained in the prospectus for each of the Funds.

Total Annual Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from the Funds’ assets, including management fees, any distribution [and/or service] (12b-1) fees, and other expenses, but not including reductions for any fee waiver or other reimbursements.)	0.35%	1. 23%

SUMMARY OF THE CONTRACT
AND CONTRACT BENEFITS

Brief Description of the Contract

M PremierSM VUL Protector® is a form of variable universal life insurance.  A variable universal life insurance contract is a flexible form of life insurance.  It has a Death Benefit and a Contract Fund, the value of which changes every day according to the investment performance of the investment options to which you have allocated your net premiums.  You may invest net premiums in one or more of the available Variable Investment Options, the Fixed Rate Option, and/or in the Long Term Fixed Rate Option.  Although the value of your Contract Fund may increase if there is favorable investment performance in the Variable Investment Options you select, investment returns in the Variable Investment Options are NOT guaranteed.  There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease.  The risk will be different, depending upon which investment options you choose.  You bear the risk of any decrease.  If you select the Fixed Rate Option or the Long Term Fixed Rate Option, we credit your account with a declared rate of interest, but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 2%.  Transfers from the Fixed Rate Option and the Long Term Fixed Rate Option may be restricted. The Contract is designed to be flexible to meet your specific life insurance needs.  Within certain limits, the Contract will provide you with flexibility in determining the amount and timing of your premium payments.  Some Contract forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states.  See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus.  The Contract form number for this Contract is MPVNLG-2015 or ICC15 MPVNLG-2015. A state and/or other code may follow the form number.  Your Contract's form number is located in the lower left hand corner of the first page of your Contract.

Target Term Rider Summary

This Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract.  The Target Term Rider provides for a flexible term insurance benefit to Attained Age 121 on the life of the insured.  You specify the initial amount of the Target Term Rider coverage, up to four times the base Contract's Basic Insurance Amount.

A Contract with a Target Term Rider will offer higher cash values than an all-base Contract with the same initial Death Benefit and premium payments if we do not change our current charges.  The cash values will be higher because our per $1,000 of insurance charges are lower for the Target Term Rider and the surrender charge does not apply to a Target Term Rider.

However, a Contract with a Target Term Rider offers the potential for a greater reduction of cash values and Death Benefits than an all-base Contract with the same Death Benefit if we raise our current charges to the maximum contractual level.  There would be a greater reduction because guaranteed maximum charges attributable to the Basic Insurance Amount and the Target Term Rider coverage amount are the same except for the per $1,000 of insurance portion of the monthly administrative charge which is higher for a Target Term Rider.

There are various factors to consider regarding a Target Term Rider.  We pay significantly lower commissions on a Contract with a Target Term Rider than on an all base Contract with the same initial Death Benefit and premium payments.  This may provide a financial incentive for your Pruco Life representative to promote the sale of a Contract without a Target Term Rider.  However, not all Contract benefits are available on Contracts issued with a Target Term Rider.  For additional information, see RIDERS.

Types of Death Benefit Available Under the Contract

There are two types of Death Benefit available.  You may choose a Contract with a Type A (fixed) Death Benefit under which the Death Benefit generally remains at the Basic Insurance Amount you initially chose.  However, the Contract Fund (described below) may grow to a point where the Death Benefit may increase and vary with investment experience.  If you choose a Contract with a Type B (variable) Death Benefit, your Death Benefit will vary with investment experience.  As long as the Contract is in-force, the Death Benefit will never be less than the Basic Insurance Amount shown in your Contract.

Either type of Death Benefit, described above, may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

You may change your Contract’s Death Benefit type after issue.  See Types of Death Benefit and Changing the Type of Death Benefit.

Limited No-Lapse Guarantee Information

Your Contract includes a limited guarantee against lapse.  The guarantee is effective the first ten years of the Contract and provides that the Contract will not lapse, regardless of investment results, as long as the amount of premiums paid and interest from the date(s) received, less withdrawals and interest from the date(s) taken, equals or exceeds the scheduled Limited No-Lapse Guarantee value on each Monthly Date and there is no excess Contract Debt.  These are values used solely to determine if a Limited No-Lapse Guarantee is in effect and vary by Basic Insurance Amount, Death Benefit type, issue age, sex, underwriting class, optional benefits and any additional or substandard mortality risk.  See LIMITED NO-LAPSE GUARANTEE.

Rider to Provide Lapse Protection Information

Your Contract is issued with a Rider to Provide Lapse Protection.   There is no charge for this rider.   Beginning in the eleventh Contract Year, this rider provides a guarantee that the Contract will not lapse, regardless of investment results, as long as the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt.  See Rider to Provide Lapse Protection.

It’s important to note that your No-Lapse Guarantee Value is calculated only to determine if your Contract is protected from lapse and does not represent any amounts actually payable as benefits under the Contract and does not change your actual Contract values.  In addition, any no-lapse charges used to calculate your No-Lapse Guarantee Value are used only to determine whether your Contract is in default and do not affect your actual Contract values.

The Contract Fund

Your Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Variable Investment Options; (2) interest credited on any amounts allocated to the Fixed Rate Option and the Long Term Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.  The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, the monthly deductions described under CHARGES AND EXPENSES, any withdrawals or accelerated benefits, and any added persistency credit.  See Withdrawals, RIDERS, and Persistency Credit.

Premium Payments

You choose the timing and the amount of premium payments, with the exception of the minimum initial premium.  All subsequent premium payments are subject to a minimum of $25 per payment.

If you pay more premium than permitted under section 7702A of the Internal Revenue Code, your Contract would be classified as a Modified Endowment Contract, which would affect the federal income tax treatment of loans and withdrawals.  For more information, see Tax Treatment of Contract Benefits - Modified Endowment Contracts.

Allocation of Premium Payments

When you apply for the Contract, you tell us how to allocate your premiums. You may change the way in which subsequent premiums are allocated by providing your request to us in Good Order at a Service Office .   See The Pruco Life Variable Universal Account and Allocation of Premiums.

On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium.  During the 10 day period following your receipt of the Contract, the remainder of the initial premium and any other net premium will be allocated to the Money Market investment option as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  After the tenth day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the Variable Investment Options, the Fixed Rate Option, and/or the Long Term Fixed Rate Option according to your current premium allocation.  See Cancelling the Contract.

The charge for sales expenses and the premium based administrative charge will also apply to all subsequent premium payments.  The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the applicable allocation instructions.

Investment Choices

You may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options. You may also allocate premiums to the Fixed Rate Option and the Long Term Fixed Rate Option.  See The Funds and The Fixed Rate and Long Term Fixed Rate Options.  You may transfer money among your investment choices, subject to restrictions.  See Transfers/Restrictions on Transfers.

We may add or remove Variable Investment Options in the future.

Decreasing Basic Insurance Amount

Subject to certain limitations, you have the option of decreasing the Basic Insurance Amount of your Contract after the issue of the Contract.  See Decreases in Basic Insurance Amount.  A decrease in Basic Insurance Amount may result in a surrender charge. See Surrender Charges.

We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code.  In addition, if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  We may decline a decrease in the Basic Insurance Amount if the Contract Fund value is less than any applicable partial surrender charges.

No administrative processing charge is currently being made in connection with a decrease in Basic Insurance Amount.  However, we reserve the right to charge such a fee in an amount of up to $25.  See CHARGES AND EXPENSES.

Access to Contract Values

A Contract may be surrendered for its Cash Surrender Value (the Contract Fund minus any Contract Debt and minus any applicable surrender charge) while the insured is living.  To surrender a Contract, we may require you to deliver or mail the Contract with a written request .   The Cash Surrender Value of a Contract will be determined as of the end of the Valuation Period in which such a request is received in Good Order in a Service Office.  Surrender of a Contract may have tax consequences. See Surrender of a Contract and Tax Treatment of Contract Benefits.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its surrender value.  See Surrender of a Contract.

Under certain circumstances, you may withdraw a part of the Contract's Cash Surrender Value without surrendering the Contract.  The amount withdrawn must be at least $500.  We may charge an administrative processing fee for each withdrawal in an amount up to of $25.   Currently , we do not charge a fee for withdrawals.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Withdrawals and Tax Treatment of Contract Benefits.

Contract Loans

You may borrow money from us using your Contract as security for the loan, provided the Contract is not in default.  The maximum loan amount is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default.  The cash value is equal to the Contract Fund less any surrender charge.  A Contract in default has no loan value.  There is no minimum loan amount.  See Loans.

Persistency Credit Information

If your Contract is not in default, on each Monthly Date on or following the 9th Contract Anniversary, we may credit your Contract Fund with an additional amount for keeping your Contract in-force.  See the Persistency Credit section.

Canceling the Contract (“Free-Look”)

Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law).  You will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after you receive the Contract, but within any longer free-look period of time required by state law), less any applicable federal and state income tax withholding.  A Contract returned according to this provision shall be deemed void from the beginning.

SUMMARY OF CONTRACT RISKS

Contract Values Are Not Guaranteed

Your benefits (including life insurance) are not guaranteed, and may be entirely dependent on the investment performance of the Variable Investment Options you select.  The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct.  Poor investment performance or loans could cause your Contract to lapse and you could lose your insurance coverage.   However, your Death Benefit may be protected under the Limited No-Lapse Guarantee, the Rider to Provide Lapse Protection, or the Overloan Protection Rider.

The Variable Investment Options you choose may not perform to your expectations.  Investing in the Contract involves risks including the possible loss of your entire investment.  Only the Fixed Rate Option and the Long Term Fixed Rate Option provide a guaranteed rate of return.  For more detail, please see Risks Associated with the Variable Investment Options and The Fixed Rate and Long Term Fixed Rate Options.

Limitation of Benefits on Certain Riders for Claims Due to War or Service in the Armed Forces

We will not pay a benefit on any Accidental Death Benefit type rider or make payments for any disability type rider if the death or injury is caused or contributed to by war or act of war, declared or undeclared, including resistance to armed aggression.  This restriction includes service in the armed forces of any country at war.

Increase in Charges

In several instances we will use the terms “maximum charge” and “current charge.”  The “maximum charge,” in each instance, is the highest charge that we may make under the Contract.  The “current charge,” in each instance, is the amount that we now charge, which may be lower than the maximum charge.  If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Contract Lapse

Each month we determine the value of your Contract Fund.  The Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Limited No-Lapse Guarantee or Rider to Provide Lapse Protection.  Your Contract will also be in default if at any time the Contract Debt equals or exceeds the Contract Fund less any applicable surrender charges unless it remains in-force under the Overloan Protection Rider.  See Loans and Overloan Protection Rider.

Should any event occur that would cause your Contract to enter default, we will notify you of the required payment to prevent your Contract from terminating (lapsing).  A 61-day grace period will begin from the date the notice of default is mailed.  Your payment must be received or postmarked within the 61-day grace period or the Contract will end and have no value.  To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office.  See LAPSE AND REINSTATEMENT.  If you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-Death Distributions.

Your policy may be protected against default and will remain in-force if it qualifies under the Limited No-Lapse Guarantee or the Rider to Provide Lapse Protection, as summarized below.  Neither the Limited No-Lapse Guarantee nor the rider to Provide Lapse Protection will protect a Contract with excess Contract Debt.

(1)
Each month during the first ten Contract Years, we determine the amount of accumulated premium you have paid and add interest from the date of receipt.  We then determine the amount of withdrawals made and add interest from the date taken.  The net withdrawal amount is subtracted from the net accumulated premium paid and compared with the Limited No-Lapse Guarantee Value for that Monthly Date.  If the actual value meets or exceeds the Limited No-Lapse Guarantee Value, your Contract is protected against default that month.  The Limited No-Lapse Guarantee Value is a benchmark value that is used only to determine whether your Contract is in-force or would otherwise lapse, on a monthly basis, and is not payable under the Contract.

(2)
Each month, beginning in the eleventh Contract Year and thereafter, we determine the value of your Contract Fund and your No-Lapse Guarantee Value under the Rider to Provide Lapse Protection.  If the No-Lapse Guarantee Value is greater than zero, your Contract is protected against default that month.  The No-Lapse Guarantee Value is a benchmark value that is used only to determine whether your Contract is in-force or in or would otherwise lapse, on a monthly basis, and is not payable under the Contract.  It is equal to the No-Lapse Contract Fund, less any Contract Debt.

See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection.

Risks of Using the Contract as a Short Term Savings Vehicle

The Contract is designed to provide benefits on a long-term basis. Consequently, you should not use the Contract as a short-term investment or savings vehicle.  Because of the long-term nature of the Contract, you should consider whether purchasing the Contract is consistent with the purpose for which it is being considered.

Because the Contract provides for an accumulation of a Contract Fund as well as a Death Benefit, you may wish to use it for various insurance planning purposes.  Purchasing the Contract for such purposes may involve certain risks.

For example, a life insurance contract could play an important role in helping you to meet the future costs of a child’s education.  The Contract’s Death Benefit could be used to provide for education costs should something happen to you, and its investment features could help you accumulate savings.  However, if the Variable Investment Options you choose perform poorly, if you do not pay sufficient premiums, or if you access the values in your Contract through withdrawals or Contract loans, your Contract may lapse or you may not accumulate the value you need. Withdrawals may also affect whether a Contract is kept in-force under the Limited No-Lapse Guarantee and Rider to Provide Lapse Protection, since withdrawals decrease your Accumulated Net Payments and the No-Lapse Contract Fund.  See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection.

Risks of Taking Withdrawals

If your Contract meets certain requirements, you may make withdrawals from your Contract’s Cash Surrender Value while the Contract is in-force.  The amount withdrawn must be at least $500.  The withdrawal amount is limited by the requirement that the Cash Surrender Value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two Monthly Dates following the date of withdrawal.  We may charge a $25 administrative processing fee for each withdrawal.  Currently , we do not charge a fee for withdrawals.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Tax Treatment of Contract Benefits.

Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal.   A surrender charge may be deducted when any withdrawal causes a reduction in the Basic Insurance Amount.   See Surrender Charges .  Withdrawals from a Contract with a Type B (variable) Death Benefit will not change the Basic Insurance Amount.  However, under most circumstances, withdrawals from a Contract with a Type A (fixed) Death Benefit require a reduction in the Basic Insurance Amount and Target Term Rider coverage amount (if applicable).   No withdrawal will be permitted under a Contract with a Type A Death Benefit if it would result in a Basic Insurance Amount of less than the minimum Basic Insurance Amount.  See REQUIREMENTS FOR ISSUANCE OF A CONTRACT.

It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract.  Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse.  Before making any withdrawal that causes a decrease in Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life representative.  See Withdrawals and Tax Treatment of Contract Benefits.

Limitations on Transfers

You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option and/or the Long Term Fixed Rate Option.  Additional transfers may be made only with our consent.  Currently, we allow you to make additional transfers.  We may charge up to $25 for each transfer made exceeding 12 in any Contract Year.  Currently, we do not charge a fee for transfers.

For the first 20 transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office.  See Transfers/Restrictions on Transfers.  We use reasonable procedures to confirm that instructions given by telephone are genuine.  However, we are not liable for following telephone instructions that we reasonably believe to be genuine.  In addition, we cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they bear an original signature in ink , are received in Good Order at a Service Office , and are sent to us by U.S. regular mail.  After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax, or electronic means will be rejected, even in the event that it is inadvertently processed.

In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature.  Currently, transfers effected systematically under either a dollar cost averaging or an automatic rebalancing program described in this prospectus do not count towards the limit of 12 transfers per Contract Year or the limit of 20 transfers per calendar year.  In the future, we may count such transfers towards the limit.  See Transfers/Restrictions on Transfers, Dollar Cost Averaging, and Auto-Rebalancing.

Multiple transfers received during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.

Only one transfer from the Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Fixed Rate Option and into the Variable Investment Options each year is the greater of:  (a) 25% of the amount in the Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Fixed Rate Option to the Variable Investment Options in the prior Contract Year (if applicable).  There is no restriction on the dollar amount of the transfer when transferring from the Fixed Rate Option to the Long Term Fixed Rate Option.

Only one transfer from the Long Term Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Long Term Fixed Rate Option each year is the greater of:  (a) 10% of the amount in the Long Term Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Long Term Fixed Rate Option to the Variable Investment Options and the Fixed Rate Option in the prior Contract Year (if applicable).

We may modify your right to make transfers by restricting the number, timing and/or amount of transfers we find to be disruptive to the investment option or to the disadvantage of other Contract Owners.  We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner.  We will immediately notify you at the time of a transfer request if we exercise this right.

Transfer restrictions will be applied uniformly and will not be waived.  See Transfers/Restrictions on Transfers.

Charges on Surrender of the Contract

You may surrender your Contract at any time for its Cash Surrender Value while the insured is living.  We deduct a surrender charge from the surrender proceeds.  In addition, the surrender of your Contract may have tax consequences.  See Tax Treatment of Contract Benefits.

We will assess a surrender charge if, during the first 14 Contract Years, the Contract lapses, is surrendered, or the Basic Insurance Amount is decreased (including as a result of a withdrawal or a Death Benefit type change).  The surrender charge varies and is described in Surrender Charges.  While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund.

Risks of Taking a Contract Loan

Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse.  Taking a Contract loan will prevent the Limited No-Lapse Guarantee or the Rider to Provide Lapse Protection from protecting your Contract from lapsing.

Your Contract will be in default if, at any time, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges.  If the Contract lapses or is surrendered, the amount of unpaid Contract Debt will be treated as a distribution and will be immediately taxable to the extent of the gain in the Contract.  In addition, if your Contract is a Modified Endowment Contract for tax purposes, taking a Contract loan may have tax consequences.  See Tax Treatment of Contract Benefits.

Potential Tax Consequences

Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code.  At issue, the Contract Owner chooses one of the following definitions of life insurance tests:  (1) Cash Value Accumulation Test or (2) Guideline Premium Test.  Under the Cash Value Accumulation Test, there is a minimum Death Benefit to Contract Fund value ratio.  Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum Death Benefit to Contract Fund value ratio.  Consequently, we reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance.  We also have the right to refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.  Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question.  Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract Owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.  We require the Guideline Premium Test as the definition of life insurance if you choose to have the Overloan Protection Rider.  See Overloan Protection Rider.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance contract.  However, your Death Benefit could be subject to estate tax.  In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn.  Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid.  Amounts received upon surrender or withdrawal (including any outstanding Contract loans) in excess of premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract.  The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed).  We will notify you if a premium or a reduction in Basic Insurance Amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options.

Under current tax law, Death Benefit payments under Modified Endowment Contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary.  However, amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income.  An assignment of a Modified Endowment Contract is taxable in the same way.  These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.  See Tax Treatment of Contract Benefits.

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity.  It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

Replacement of the Contract

The replacement of life insurance is generally not in your best interest.  In most cases, if you require additional life insurance coverage, the benefits of your existing contract can be protected by increasing the insurance amount of your existing contract, if permitted, or by purchasing an additional contract.  If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing a new Contract and you should consult with a tax adviser.

SUMMARY OF RISKS ASSOCIATED WITH
THE VARIABLE INVESTMENT OPTIONS

You may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options. You may also allocate premiums to the Fixed Rate Option and/or the Long Term Fixed Rate Option.  The Fixed Rate Option and the Long Term Fixed Rate Option are the only investment options that offer a guaranteed rate of return.  See The Funds and The Fixed Rate and Long Term Fixed Rate Options.

Risks Associated with the Variable Investment Options

The Separate Account invests in the shares of one or more open-end management investment companies registered under the Investment Company Act of 1940.  Each Variable Investment Option, which invests in an underlying Fund, has its own investment objective and associated risks, which are described in the accompanying Fund prospectuses.  The income, gains, and losses of one Variable Investment Option have no effect on the investment performance of any other Variable Investment Option.

We do not promise that the Variable Investment Options will meet their investment objectives.  Amounts you allocate to the Variable Investment Options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Variable Investment Options you choose.  You bear the investment risk that the Variable Investment Options may not meet their investment objectives.  It is possible to lose your entire investment in the Variable Investment Options.  Although the Series Fund Money Market Portfolio is designed to be a stable investment option, it is possible to lose money in that Portfolio.  For example, when prevailing short-term interest rates are very low, the yield on the Money Market Portfolio may be so low that, when Separate Account and Contract charges are deducted, you experience a negative return.  See The Funds.

This Contract offers Variable Investment Options that invest in Funds offered through the Advanced Series Trust (“AST”).  These Variable Investment Options have the prefix AST.  The AST Variable Investment Options are also available in variable annuity contracts we offer.  Some of these variable annuity contracts offer optional living benefits that utilize a predetermined mathematical formula (the “formula”) to manage the guarantees offered in connection with those optional benefits.  The formula monitors each annuity contract owner’s account value daily and, if necessary, will systematically transfer amounts among investment options.  The formula transfers funds between the Variable Investment Options for those variable annuity contracts and an AST bond portfolio investment option (those AST bond portfolios are not available in connection with the life Contracts offered through this prospectus). You should be aware that the operation of the formula in those variable annuity contracts may result in large-scale asset flows into and out of the underlying Funds that are available with your Contract. These asset flows could adversely impact the underlying Funds, including their risk profile, expenses and performance. Because transfers between the Variable Investment Options and the AST bond sub-account can be frequent and the amount transferred can vary from day to day, any of the underlying Funds could experience the following effects, among others:

(a)
a Fund’s investment performance could be adversely affected by requiring a subadvisor to purchase and sell securities at inopportune times or by otherwise limiting the subadvisor’s ability to fully implement the Fund’s investment strategy;

(b)
the subadvisor may be required to hold a larger portion of assets in highly liquid securities than it otherwise would hold, which could adversely affect performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held; and

(c)
a Fund may experience higher turnover than it would have experienced without the formula, which could result in higher operating expense ratios and higher transaction costs for the Fund compared to other similar funds.

The efficient operation of the asset flows among Funds triggered by the formula depends on active and liquid markets. If market liquidity is strained, the asset flows may not operate as intended. For example, it is possible that illiquid markets or other market stress could cause delays in the transfer of cash from one fund to another fund, which in turn could adversely impact performance.

Before you allocate to the Variable Investment Options with the AST Portfolios listed below, you should consider the potential effects on the Funds that are the result of the operation of the formula in the variable annuity contracts that are unrelated to your Contract.  Please work with your financial professional to determine which Variable Investment Options are appropriate for your needs.

Learn More about the Variable Investment Options

Before allocating amounts to the Variable Investment Options, you should read the current Fund prospectuses for detailed information concerning their investment objectives, strategies, and investment risks.

GENERAL DESCRIPTIONS OF PRUCO LIFE INSURANCE COMPANY, THE REGISTRANT, AND THE FUNDS

Pruco Life Insurance Company

Pruco Life Insurance Company ("Pruco Life", “us”, “we”, or “our”) is a stock life insurance company, organized on December 23, 1971 under the laws of the state of Arizona.  It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.  Our principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

The Pruco Life Variable Universal Account

We have established a Separate Account, the Pruco Life Variable Universal Account (the "Account" or the "Registrant") to hold the assets that are associated with the Contracts.  The Account was established on April 17, 1989 , under Arizona law and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company.  The Account meets the definition of a "Separate Account" under the federal securities laws.  The Account holds assets that are segregated from all of our other assets.  Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business Pruco Life conducts.

We are the legal owner of the assets in the Account.  We will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contracts.  In addition to these assets, the Account's assets may include funds contributed by us to commence operation of the Account and may include accumulations of the charges we make against the Account.  From time to time we will transfer capital contributions and earned fees and charges to our general account.  We will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of our other assets. The assets of the Account that are held in support of client accounts may not be charged with liabilities that arise from any other business we conduct.

We are obligated to pay all amounts promised to Contract Owners under the Contract.  The obligations to Contract Owners and beneficiaries arising under the Contracts are our general corporate obligations.  Guarantees and benefits within the Contract are subject to our claims paying ability.

You may invest in one or a combination of the available Variable Investment Options.  When you choose a Variable Investment Option, we purchase shares of a Fund or a separate investment series of a Fund which are held as an investment for that option.  We hold these shares in the Account.  We may remove or add additional Variable Investment Options in the future.

The Funds

This Contract offers Funds managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life (“Affiliated Funds”), and Funds managed by companies not affiliated with Pruco Life ("Unaffiliated Funds").  Pruco Life and its affiliates (“Prudential Companies”) receive fees and payments from both the Affiliated Funds and the Unaffiliated Funds.  We consider the amount of these fees and payments when determining which funds to offer through the Contract. Affiliated Funds may provide Prudential Companies with greater fees and payments than Unaffiliated Funds.  Because of the potential for greater profits earned by the Prudential Companies with respect to the Affiliated Funds, we have an incentive to offer Affiliated Funds over Unaffiliated Funds.  As indicated next to each Portfolio's description in the table that follows, each Portfolio has one or more subadvisers that conduct day to day management.  We have an incentive to offer Funds with certain subadvisers, either because the subadviser is a Prudential Company or because the subadviser provides payments or support, including distribution and marketing support, to the Prudential Companies.  We consider those subadviser factors in determining which Funds to offer under the Contract.  Also, in some cases, we offer Funds based on the recommendations made by selling broker-dealer firms.  These firms may receive payments from the Portfolios they recommend and may benefit accordingly from allocations of Contract Fund value to the Variable Investment Options that invest in these Portfolios.  See Service Fees Payable to Pruco Life following the table below for more information about fees and payments we may receive from underlying Funds and/or their affiliates.

In addition, we may consider the potential risk to us of offering a fund in light of the benefits provided by the Contract.

Each Fund is detailed in a separate prospectus that is provided with this prospectus.  You should read the Fund prospectuses before you decide to allocate assets to the Variable Investment Options.  The Variable Investment Options that you select are your choice – we do not provide investment advice, nor do we recommend any particular Variable Investment Option.  There is no assurance that the investment objectives of the Variable Investment Options will be met.  Please refer to the list below to see which Variable Investment Options you may choose.

The terms “Fund”, “Portfolio”, and “Variable Investment Option” are largely used interchangeably.  Some of the Variable Investment Options use the term “Fund ” and others use the term “Portfolio” in their respective prospectuses.

Investment Managers

Prudential Investments LLC serves as the investment manager for the Prudential Series Fund (PSF) and certain Funds of the Advanced Series Trust (AST).  Prudential Investments LLC and AST Investment Services, Inc. serve as co-investment managers of the other Funds of AST.

The investment management agreements for PSF and AST provide that the investment manager or co-investment managers (the “ investment managers ”) will furnish each applicable Fund with investment advice and administrative services subject to the supervision of the Board of Trustees and in conformity with the stated policies of the applicable Fund. The Investment Managers must also provide, or obtain and supervise, the executive, administrative, accounting, custody, transfer agent and shareholder servicing services that are deemed advisable by the Board.

The chart below reflects the Funds in which the Account invests, their investment objectives, and each Fund’s investment subadvisers.    For Funds with multiple subadvisers, each subadviser manages a portion of the assets for that Fund.

Variable Investment Option	Investment Objective Summary	Subadviser
Affiliated Funds
ADVANCED SERIES TRUST
AST Advanced Strategies Portfolio
Seeks a high level of absolute return by using traditional and non-traditional investment strategies and by investing in domestic and foreign equity and fixed income securities, derivative instruments and other investment companies.

Brown Advisory LLC; Loomis, Sayles & Company, L.P.; LSV Asset Management; Prudential Investment Management, Inc.; Quantitative Management Associates LLC; T. Rowe Price Associates, Inc.; William Blair & Company, LLC

AST Balanced Asset Allocation Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	Prudential Investments LLC; Quantitative Management Associates, LLC
AST BlackRock Global Strategies Portfolio	Seeks a high total return consistent with a moderate level of risk.	BlackRock Financial Management, Inc.; BlackRock International Limited
AST BlackRock Low Duration Bond Portfolio	Seeks to maximize total return , consistent with income generation and prudent investment management.	BlackRock Financial Management , Inc.
AST BlackRock/Loomis Sayles Bond Portfolio	Seeks to maximize total return, consistent with preservation of capital and prudent investment management.	BlackRock Financial Management, Inc.; BlackRock International Limited; BlackRock (Singapore) Limited; Loomis, Sayles & Company, L.P.
AST Cohen & Steers Realty Portfolio	Seeks to maximize total return through investment in real estate securities.	Cohen & Steers Capital Management, Inc.
AST FI Pyramis® Quantitative Portfolio	Seeks long-term capital growth balanced by current income.	Pyramis Global Advisors, LLC, a Fidelity Investments Company
Pyramis is a registered service mark of FMR LLC. Used with permission.
AST Goldman Sachs Mid-Cap Growth Portfolio	Seeks long-term growth of capital.	Goldman Sachs Asset Management, L.P.

AST Herndon Large-Cap Value Portfolio	Seeks maximum growth of capital by investing primarily in the value stocks of larger companies.	Herndon Capital Management, LLC
AST International Value Portfolio	Seeks capital growth .	Lazard Asset Management LLC; LSV Asset Management
AST J.P. Morgan International Equity Portfolio	Seeks capital growth.	J.P. Morgan Investment Management, Inc.
AST J.P. Morgan Strategic Opportunities Portfolio	Seeks to maximize return compared to the benchmark through security selection and tactical asset allocation.	J.P. Morgan Investment Management, Inc.
AST Large-Cap Value Portfolio	Seeks current income and long-term growth of income, as well as capital appreciation.	Hotchkis and Wiley Capital Management, LLC
AST Loomis Sayles Large-Cap Growth Portfolio	Seeks capital growth.	Loomis, Sayles & Company, L.P.
AST MFS Global Equity Portfolio	Seeks capital growth.	Massachusetts Financial Services Company
AST MFS Growth Portfolio	Seeks long-term growth of capital and future, rather than current, income.	Massachusetts Financial Services Company
AST Preservation Asset Allocation Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	Prudential Investments LLC; Quantitative Management Associates, LLC
AST Prudential Growth Allocation Portfolio	Seeks total return.	Prudential Investment Management, Inc.; Quantitative Management Associates LLC
AST RCM World Trends Portfolio	Seeks highest potential total return consistent with its specified level of risk tolerance.	Allianz Global Investors U.S. LLC
AST Schroders Global Tactical Portfolio	Seeks to outperform its blended performance benchmark.	Schroder Investment Management North America Inc.; Schroder Investment Management North America Ltd.
AST Small-Cap Growth Portfolio	Seeks long-term capital growth.	Eagle Asset Management, Inc.; Emerald Mutual Fund Advisers Trust
AST Small-Cap Growth Opportunities Portfolio	Seeks capital growth.	Wellington Management Company, LLP; RS Investment Management Co., LLC
AST Small-Cap Value Portfolio	Seeks to provide long-term capital growth by investing primarily in small-capitalization stocks that appear to be undervalued.	J.P. Morgan Investment Management, Inc.; LMCG Investments, LLC
AST T. Rowe Price Asset Allocation Portfolio	Seeks a high level of total return by investing primarily in a diversified portfolio of equity and fixed-income securities.	T. Rowe Price Associates, Inc.
AST T. Rowe Price Large-Cap Growth Portfolio
Seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.
T. Rowe Price Associates, Inc.
AST T. Rowe Price Natural Resources Portfolio
Seeks long-term capital growth primarily through investing in the common stocks of companies that own or develop natural resources (such as energy products, precious metals and forest products) and other basic commodities.
T. Rowe Price Associates, Inc.
AST Templeton Global Bond Portfolio	Seeks to provide current income with capital appreciation and growth of income.	Franklin Advisers, Inc.
AST Wellington Management Hedged Equity Portfolio
Seeks to outperform a mix of 50% Russell 3000® Index, 20% MSCI EAFE Index, and 30% Treasury Bill Index over a full market cycle by preserving capital in adverse markets utilizing an options strategy while maintaining equity exposure to benefit from up markets through investments in Wellington Management’s equity investment strategies.
Wellington Management Company, LLP
PRUDENTIAL SERIES FUND
PSF Conservative Balanced Portfolio - Class I	Seeks total investment return consistent with a conservatively managed diversified portfolio.	Prudential Investment Management, Inc.; Quantitative Management Associates, LLC
PSF Diversified Bond Portfolio – Class I	Seeks a high level of income over a longer term while providing reasonable safety of capital.	Prudential Investment Management, Inc.
PSF Equity Portfolio – Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Flexible Managed Portfolio - Class I	Seeks total return consistent with an aggressively managed diversified portfolio.	Prudential Investment Management, Inc.; Quantitative Management Associates, LLC
PSF Global Portfolio – Class I	Seeks long-term growth of capital.	Brown Advisory, LLC; LSV Asset Management; Quantitative Management Associates, LLC; T. Rowe Price Associates, Inc.; William Blair & Company, LLC
PSF High Yield Bond Portfolio – Class I	Seeks high total return.	Prudential Investment Management, Inc.
PSF Jennison Portfolio – Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Jennison 20/20 Focus Portfolio – Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Money Market Portfolio – Class I	Seeks maximum current income that is consistent with the stability of capital and the maintenance of liquidity.	Prudential Investment Management, Inc.
PSF Natural Resources Portfolio – Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Small Capitalization Stock Portfolio – Class I	Seeks long-term growth of capital.	Quantitative Management Associates, LLC
PSF SP Prudential U.S. Emerging Growth Portfolio – Class I	Seeks long-term capital appreciation.	Jennison Associates LLC

PSF SP Small-Cap Value Portfolio – Class I	Seeks long-term growth of capital.	Goldman Sachs Asset Management, L.P.
PSF Stock Index Portfolio – Class I	Seeks investment results that generally correspond to the performance of publicly-traded common stocks.	Quantitative Management Associates, LLC
PSF Value Portfolio – Class I	Seeks capital appreciation.	Jennison Associates LLC

Variable Investment Option	Investment Objective Summary	Investment Adviser/Subadviser
Unaffiliated Funds
AMERICAN FUNDS INSURANCE SERIES®
American Funds Insurance Series® Blue Chip Income and Growth FundSM – Class 2	Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.	Capital Research and Management CompanySM
American Funds Insurance Series® Growth FundSM - Class 2	Seeks to provide growth of capital.	Capital Research and Management CompanySM
American Funds Insurance Series® Growth-Income FundSM - Class 2	Seeks to achieve long-term growth of capital and income.	Capital Research and Management CompanySM
American Funds Insurance Series® International FundSM - Class 2	Seeks to provide long-term growth of capital.	Capital Research and Management CompanySM
DREYFUS
The Dreyfus Socially Responsible Growth Fund, Inc. - Service Shares	Seeks capital growth, with current income as a secondary goal.	The Dreyfus Corporation
DREYFUS INVESTMENT PORTFOLIOS
Dreyfus MidCap Stock Portfolio - Service Shares
Seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400® Index (S&P 400).
The Dreyfus Corporation
FIDELITY® VARIABLE INSURANCE PRODUCTS
Fidelity® VIP Contrafund® Portfolio - Service Class 2	Seeks long-term capital appreciation.	Fidelity Management & Research Company/FMR Co., and other Fidelity affiliates
Fidelity® VIP Index 500 Portfolio – Service Class 2	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity Management & Research Company/Geode Capital Management, LLC; FMR Co., Inc.
Fidelity® VIP Mid Cap Portfolio - Service Class 2	Seeks long-term growth of capital.	Fidelity Management & Research Company/FMR Co., and other Fidelity affiliates

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Income VIP Fund - Class 2	Seeks to maximize income while maintaining prospects for capital appreciation.	Franklin Advisers, Inc.
Franklin Mutual Shares VIP Fund - Class 2	Seeks capital appreciation, with income as a secondary goal.	Franklin Mutual Advisers, LLC
Templeton Growth VIP Fund - Class 2	Seeks long-term capital growth.	Templeton Global Advisors Limited
INVESCO
Invesco V.I. Growth and Income Fund – Series I	Seeks long-term growth of capital and income.	Invesco Advisers, Inc.
JANUS ASPEN SERIES
Janus Aspen Overseas Portfolio - Service Shares	Seeks long-term growth of capital.	Janus Capital Management LLC
JPMORGAN INSURANCE TRUST
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio - Class 1	Seeks long-term capital growth .	J.P. Morgan Investment Management, Inc.
M FUND
M Capital Appreciation Fund	Seeks to provide maximum capital appreciation.	M Financial Investment Advisers, Inc./Frontier Capital Management Company, LLC.
M International Equity Fund	Seeks to provide long-term capital appreciation.	M Financial Investment Advisers, Inc./Northern Cross, LLC.
M Large Cap Growth Fund	Seeks to provide long-term capital appreciation.	M Financial Investment Advisers, Inc./DSM Capital Partners, LLC.
M Large Cap Value Fund	Seeks to provide long-term capital appreciation.	M Financial Investment Advisers, Inc./AJO, LP
MFS® VARIABLE INSURANCE TRUST
MFS® Total Return Bond Series - Initial Class	Seeks total return with an emphasis on current income, but also considering capital appreciation.	Massachusetts Financial Services Company
MFS® Utilities Series - Initial Class	Seeks total return.	Massachusetts Financial Services Company
MFS® Value Series - Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Socially Responsive Portfolio - Class S	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s financial criteria and social policy.	Neuberger Berman Management, LLC/Neuberger Berman LLC

The investment managers or subadvisers for the Funds charge a daily investment management fee as compensation for their services.  Allocations made to all AST and PSF Funds benefit us financially because fees are paid to us or our affiliates by the AST and PSF Funds.  More detailed information, including a full description of these fees, is available in the attached Fund prospectuses.

The AST Balanced Asset Allocation Portfolio and the AST Preservation Asset Allocation Portfolio each invests primarily in shares of other underlying Fund Portfolios, which are managed by the subadvisers of those Portfolios.

In the future, it may become disadvantageous for Separate Accounts of variable life insurance and variable annuity contracts to invest in the same underlying Funds.  Neither the companies that invest in the Funds nor the Funds currently foresee any such disadvantage.  The Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contract Owners and to determine what action, if any, should be taken.  Material conflicts could result from such things as:

(1)	changes in state insurance law;
(2)	changes in federal income tax law;
(3)	changes in the investment management of any Variable Investment Option; or
(4)	differences between voting instructions given by variable life insurance and variable annuity Contract Owners.

A Fund or Portfolio may have a similar name, investment objective, or investment policy resembling those of a mutual fund managed by the same investment adviser or subadviser that is sold directly to the public.  Despite such similarities, there can be no assurance that the investment performance of any such Fund or Portfolio will resemble that of the publicly available mutual fund.

Service Fees Payable to Pruco Life

We and our affiliates receive substantial payments from the underlying Funds and/or related entities, such as the Funds’ advisers and subadvisers. Because these fees and payments are made to us and our affiliates, allocations you make to the underlying Funds benefit us financially. In selecting Funds available under the Contract, we consider the payments that will be made to us.

We receive Rule 12b-1 fees which compensate us and our affiliate, Pruco Securities, LLC, for distribution and administrative services (including recordkeeping services and the mailing of prospectuses and reports to Contract Owners). These fees are paid by the underlying Funds out of each Fund’s assets and are therefore borne by Contract Owners. We also receive administrative services payments, some of which are paid by the underlying Funds and some of which are paid by the advisers of the underlying Funds or their affiliates and are referred to as “revenue sharing” payments.   Currently , the maximum combined 12b-1 fees and administrative services payments we receive with respect to a Fund are equal to an annual rate of 0. 65 % of the average assets allocated to the Fund under the Contract. We expect to make a profit on these fees and payments and consider them when selecting the Funds available under the Contract.

In addition, an adviser or subadviser of a Fund or a distributor of the Contract may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Contract. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker-dealer firms’ registered representatives, and creating marketing material discussing the Contract, available options, and underlying Funds. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, subadviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, subadviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, subadvisers, or distributors and the amounts of such payments may vary between and among each adviser, subadviser, and distributor depending on their respective participation.

In addition to the payments that we receive from underlying Funds and/or their affiliates, those same Funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

Voting Rights

We are the legal owner of the shares of the Funds associated with the Variable Investment Options.  However, we vote the shares according to voting instructions we receive from Contract Owners.  We will mail you a proxy, which is a form you need to complete and return to us, to tell us how you wish us to vote.  When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions.  We vote shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as the shares for which instructions are received.  We may change the way your voting instructions are calculated if it is required by federal or state regulation.  We may also elect to vote shares that we own in our own right if the applicable federal securities laws or regulations, or their current interpretation, change so as to permit us to do so.

We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Variable Investment Options or to approve or disapprove an investment advisory contract for the Fund.  In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds associated with the available Variable Investment Options, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations.  If we disregard Contract Owner voting instructions, we will advise Contract Owners of our action and the reasons for such action in the next available annual or semi-annual report.

Substitution of Variable Investment Options

We may substitute one or more of the available Variable Investment Options.  We may terminate the availability of any variable investment option at any time.  If we do so, you will no longer be permitted to allocate additional investments to the option, either by premium payment or transfer.  We would not do this without any necessary SEC and/or state approval.  You will be given specific notice in advance of any substitution we intend to make.

The Fixed Rate and Long Term Fixed Rate Options

You may choose to allocate, initially or by transfer, all or part of your Contract Fund to the Fixed Rate Option and/or the Long Term Fixed Rate Option.  These amounts becomes part of our general account.  The general account consists of all assets owned by us other than those in the Account and in other Separate Accounts that have been or may be established by us.  Subject to applicable law, we have sole discretion over the investment of the general account assets, and Contract Owners do not share in the investment experience of those assets.  Instead, we guarantee that the part of the Contract Fund allocated to the Fixed Rate Option and the Long Term Fixed Rate Option will accrue interest daily at an effective annual rate that we declare periodically, but not less than an effective annual rate of 2%.  Although the guaranteed rate is the same for the Fixed Rate Option and Long Term Fixed Rate Option, the declared rates for these options at any given time may be different.  We generally expect to declare a higher rate of interest on the Long Term Fixed Rate Option than on the Fixed Rate Option.  The fulfillment of our guarantee under this benefit is dependent on our claims paying ability.  We are not obligated to credit interest at a rate higher than an effective annual rate of 2%, although we may do so.

Transfers out of the Fixed Rate Option and the Long Term Fixed Rate Option are subject to strict limits.  See Transfers/Restrictions on Transfers.  The payment of any Cash Surrender Value attributable to the Fixed Rate Option and the Long Term Fixed Rate Option may be delayed up to six months.  See When Proceeds Are Paid.

If you exercise the Overloan Protection Rider, any unloaned Contract Fund value remaining in the Variable Investment Options will be transferred to the Fixed Rate Option.  Additionally, transfers out of the Fixed Rate Option and the Long Term Fixed Rate Option and into the Variable Investment Options will no longer be permitted.  See Loans.

Because of exemptive and exclusionary provisions, interests in the Fixed Rate Option and the Long Term Fixed Rate Option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940.  Accordingly, interests in the Fixed Rate Option and the Long Term Fixed Rate Option are not subject to the provisions of these Acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Rate Option or the Long Term Fixed Rate Option.  Any inaccurate or misleading disclosure regarding the Fixed Rate Option and the Long Term Fixed Rate Option is subject to certain generally applicable provisions of federal securities laws.

CHARGES AND EXPENSES

This section provides a more detailed description of each charge that is described briefly in the SUMMARY OF CHARGES AND EXPENSES beginning on page 1 of this prospectus.  There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.  Most charges, although not all, are made by reducing the Contract Fund.

The total amount invested in the Contract Fund, at any time, consists of:

(a)	the Variable Investment Options,
(b)	the Fixed Rate Option,
(c)	the Long Term Fixed Rate Option, and
(d)	any Contract loan. See Loans.

In several instances we use the terms "maximum charge" and "current charge."  The "maximum charge", in each instance, is the highest charge that we may make under the Contract.  The "current charge", in each instance, is the amount that we now charge, which may be lower than maximum charges.  If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Current charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges.  In deciding whether to change any of these current charges, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed.  Premium based administrative charges will be set at one rate for all Contracts like this one.  Changes in other charges will be by class.  We will not recoup prior losses or distribute prior gains by means of these changes.

The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract. We may reduce stated fees under particular contracts as to which, due to economies of scale and other factors, our administrative costs are reduced.

Sales Load Charges

We may charge up to 6% of premiums received in all Contract Years.  This charge, often called a “sales load”, is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

Currently, we charge 3% of premiums for sales expenses in the first five Contract Years, 2.25% in Contract Years six through 10, and zero thereafter.

Premium Based Administrative Charge

We may charge up to 7.5% of premiums received for a premium based administrative charge, which includes any federal, state or local income, premium, excise, business tax or any other type of charge (or component thereof) measured by or based upon the amount of premium we receive.

This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.

The first part is a charge for state and local premium taxes.  The current amount for this first part is 2.5% of the premium and is our estimate of the average burden of state taxes generally.  Tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5% (but may exceed 5% in some instances).  The rate applies uniformly to all Contract Owners without regard to location of residence.  We may collect more for this charge than we actually pay for state and local premium taxes.

The second part is a charge for federal income taxes measured by premiums. The current amount for this second part is 1.25% of the premium.  We believe that this charge is a reasonable estimate of an increase in our federal income taxes resulting from an Internal Revenue Code provision which requires us to capitalize and amortize a percentage of premiums received each year.  The required amortization period is 10 years.  This charge is intended to recover this increased tax.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states.  Currently, these taxes are not significant and they are not charged against the Account.  If there is a material change in the applicable state or local tax laws, we may impose a corresponding charge against the Account.

Cost of Insurance

We deduct a monthly cost of insurance ("COI") charge. The purpose of this charge is to compensate us for the cost of providing insurance coverage.  The COI charge is determined by multiplying the per $1,000 COI rate by the net amount risk, divided by 1,000. The net amount at risk is the amount by which the Contract’s Death Benefit exceeds the Contract Fund.  When an insured dies, the amount payable to the beneficiary (assuming there is no Contract Debt) is larger than the Contract Fund, which can be significantly larger if the insured dies in the early years of a Contract.  The COI charges collected from all Contract Owners enables us to pay this larger Death Benefit. The COI charge is generally deducted proportionately (or as you directed, see Allocated Charges) from the dollar amounts held in each of the chosen investment options.

The net amount at risk is based on your Death Benefit, and your Contract Fund, therefore it is impacted by such factors as investment performance, premium payments and charges and fees.  The current COI rates vary by issue age, sex, underwriting classification, and Contract duration.  The rates generally increase over time but are never more than the maximum charges listed in the Contract.  The maximum COI rates are based upon the 2001 Commissioner's Standard Ordinary ("CSO") Mortality Tables.  Our current COI charges range from $0.01 to $83.34 per $1,000 of net amount at risk.

Monthly Deductions from the Contract Fund

In addition to the COIs, we deduct an administrative charge for the Basic Insurance Amount.  This charge is made up of two parts and is intended to compensate us for things like processing claims, keeping records, and communicating with Contract Owners.

(1)	The first part of the charge is a flat monthly fee of $9 per month.

(2)
The second part of the charge is an amount per $1,000 of the Basic Insurance Amount. The amount varies by issue age, sex, and underwriting classification.  Generally, the rate per $1,000 of Basic Insurance Amount is higher for older issue ages and for higher-risk underwriting classifications.  Currently, we deduct this part of the charge during the first seven Contract Years.

The following table provides samples of the initial administrative charges per $1,000 of Basic Insurance Amount.

Sample Administrative Charges: (per $1,000 rates)
Issue Age	Male Nonsmoker	Male Smoker	Female Nonsmoker	Female Smoker
35	$0.18	$0.36	$0.16	$0.26
45	$0.35	$0.64	$0.30	$0.53
55	$0.56	$0.82	$0.35	$0.67
65	$0.90	$0.90	$0.58	$0.85

The highest charge per thousand is $8.21 and applies to males, nonsmokers at age 85 in the worst rating class.  The lowest charge per thousand is $0.07 and applies to female nonsmoking classes at younger ages.   The amount of the maximum charge that applies to your particular Contract is shown on the Contract’s data pages under the heading “Adjustments to the Contract Fund.”

You may add one or more riders to the Contract.  Some riders are charged for separately.  If you add such a rider to the basic Contract, additional charges will be deducted.  See Charges for Rider Coverage.

We generally deduct the monthly charges proportionately from the dollar amount held in each of the chosen investment options.  Alternatively, you may select up to two investment options from which we deduct your Contract's monthly charges.  See Allocated Charges.

The earnings of the Account are taxed as part of our operations.  Currently, no charge is being made to the Account for our federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums.  See Premium Based Administrative Charge.  We periodically review the question of a charge to the Account for our federal income taxes.  We may charge such a fee in the future for any federal income taxes that would be attributable to the Contracts.

Daily Deduction from the Variable Investment Options

Each day we deduct a charge from the assets of the Variable Investment Options in an amount equivalent to an effective annual rate of up to 0.45%.  Currently, we charge 0.25%.  This charge is intended to compensate us for assuming mortality and expense risks under the Contract.  The mortality risk we assume is that insureds may live for shorter periods of time than we estimated when mortality charges were determined.  The expense risk we assume is that expenses incurred in issuing and administering the Contract will be greater than we estimated in fixing our administrative charges.  This charge is not assessed against amounts allocated to the Fixed Rate Option or the Long Term Fixed Rate Option.

Surrender Charges

We assess a surrender charge if during the first 14 Contract Years the Contract lapses, is surrendered, or the Basic Insurance Amount is decreased (including as a result of a withdrawal or a Death Benefit type change).  These surrender charges compensate us for costs associated with the Contracts, such as: processing applications, conducting examinations, determining insurability and the insured’s rating class, and establishing records.  While the amount of the surrender charge decreases over time, it may be a substantial portion of, or even equal to, your Contract Fund.  We do not deduct a surrender charge from the Death Benefit if the insured dies during this period.

We deduct the maximum surrender charge that applies to your Contract in the early durations.  The maximum surrender charge we deduct ranges from $6.13 to $54.56 per $1,000 of Basic Insurance Amount.  For example, the maximum surrender charge for a Contract Owner, male age 55 in the Preferred Best underwriting class, with no riders or extras is $34.97 per $1,000 of Basic Insurance Amount.  Your actual charge will vary by duration, and the insured’s age, sex, and underwriting classification.  A schedule showing maximum surrender charges for a full surrender occurring each year that a surrender charge may be payable is found in the data pages of your Contract.  The charge decreases to zero by the end of the 14th year.

The chart below provides an example of the surrender charge applied to a representative Contract Owner.  You may obtain more information about the particular surrender charge that applies to you by contacting your Pruco Life representative.

Sample Surrender Charges Representative insured: male, age 55 at Contract issuance, Preferred Best underwriting class, no ratings or extras.
Surrender occurring during Contract Year:	Amount per $1,000 of Basic Insurance Amount:
1	$34.97
2	$33.20
3	$31.42
4	$29.65
5	$27.66
6	$25.89
7	$23.90
8	$22.13
9	$20.36
10	$18.37
11	$14.61
12	$11.07
13	$7.30
14	$3.54
15+	$0.00

If, during the first 14 Contract Years, the Basic Insurance Amount is decreased (including as a result of a withdrawal or a change in type of Death Benefit), we may deduct a percentage of the surrender charge.  The percentage will be the amount by which the new Basic Insurance Amount is less than the threshold amount, divided by the threshold amount.  The threshold amount is the lowest Basic Insurance Amount since the Contract was issued.  After this transaction, a corresponding new surrender charge schedule will be determined to reflect that portion of surrender charges deducted in the past.

If we are processing a full surrender of your Contract, and your Contract includes the Enhanced Cash Value Rider, and your Contract is not in default, we will determine the Additional Amount that is due to you and add that Additional Amount to your Cash Surrender Value.  This Additional Amount is not payable when your Contract is surrendered in connection with a 1035 Exchange.  The Additional Amount is available in states where it is approved.

Transaction Charges

(a)	We may charge a Transfer fee of up to $25 for each transfer exceeding 12 in any Contract Year. Currently, we do not charge a transaction fee for transfers.

(b)	We may charge a Withdrawal fee of up to $25 in connection with each withdrawal. Currently, we do not charge an administrative processing fee for withdrawals.

(c)	We may charge a Insurance Amount Decrease fee of up to $25 for any decrease in Basic Insurance Amount. Currently, we do not charge a transaction fee for a decrease in the Basic Insurance Amount.

(d)
We may charge a Insurance Amount Decrease fee of up to $25 for any decrease in the Target Term Rider coverage amount for Contracts with this rider.   Currently, we do not charge a transaction fee for a decrease in the Target Term Rider coverage amount.

(e)	We charge an Overloan Protection Rider transaction fee of 3.5% of your Contract Fund amount for exercising the Overloan Protection Rider.

(f)	We charge a Living Needs Benefit Rider transaction fee of up to $150 for Living Needs Benefit payments.

Allocated Charges

You may select up to two investment options from which we deduct your Contract's monthly charges.  Monthly charges include:  (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification.  Allocations must be designated in whole percentages and total 100%.  For example, 33% can be selected but 331/3% cannot.  See Monthly Deductions from the Contract Fund.

If there are insufficient funds in one or both of your selected investment options to cover the monthly charges, the selected investment option(s) will be reduced to zero.  Any remaining charge will generally be deducted from your other Variable Investment Options, the Fixed Rate Option, and the Long Term Fixed Rate Option proportionately to the dollar amount in each.  Furthermore, if you do not specify an allocation of monthly charges, we will generally deduct monthly charges proportionately from all investment options.

Charges After Age 121

Beginning on the first Contract Anniversary on or after the insured’s 121st birthday, we will no longer accept premiums or deduct monthly charges from the Contract Fund.  You may continue the Contract until the insured's death, or until you surrender the Contract for its Cash Surrender Value.  You may continue to make transfers, loans, loan repayments, and withdrawals, subject to the limitations on these transactions described elsewhere in this prospectus.  We will continue to make daily deductions for mortality and expense risk charges, and the funds will continue to charge operating expenses if you have amounts in the Variable Investment Options.  Any Contract loan will remain outstanding and continue to accrue interest until it is repaid. The Contract can only lapse if Contract Debt grows to be equal to or more than the cash value.

Fund Charges

The Funds deduct charges from and pay expenses out of the Variable Investment Options as described in the Fund prospectuses.

Charges for Rider Coverage

•
Accidental Death Benefit Rider - We deduct a monthly charge for this rider, which provides an additional Death Benefit if the insured’s death is accidental.  The charge ranges from $0.04 to $0.28 per $1,000 of coverage based on issue age and sex of the insured, and is charged until the first Contract Anniversary on or after the insured’s 100th birthday.

•
Children Level Term Rider - We deduct a monthly charge for this rider, which provides term life insurance on all dependent children that are covered under this rider.  The charge is $0.42 per $1,000 of coverage and is charged until the earliest of: the primary insured’s death, the first Contract Anniversary on or after the primary insured’s 75th birthday, or you notify us to discontinue the rider coverage.

•
Enhanced Cash Value Rider - We deduct a one-time charge from the first monthly deduction on the Contract for this rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value. The current charge is $0.50 per $1,000 of Basic Insurance Amount.

•
Enhanced Disability Benefit Rider - We deduct a monthly charge for this rider, which provides invested premium amounts while the insured is totally disabled.  The current charge is based on issue age, sex, and underwriting classification of the insured.  It ranges from 7.08% to 12.17% of the greater of: 9% of the Contract's Limited No-Lapse Guarantee Premium and the total of all monthly deductions, and is charged until the first Contract Anniversary on or after the insured’s 60th birthday.

•	Living Needs Benefit RiderSM - We deduct a transaction fee of up to $150 for this rider if benefits are paid.

•	Overloan Protection Rider - We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.

•
Target Term Rider - We may deduct a monthly charge for the administration of this rider, which provides a flexible term insurance benefit to Attained Age 121 on the life of the insured.  Currently, we do not deduct the monthly charge for the administration of this rider.  We may deduct a COI charge for this rider, which ranges from $0.01 to $83.34 per $1,000 of rider Death Benefit, and is based on rider coverage duration and issue age, sex, and underwriting classification of the insured.

PERSONS HAVING RIGHTS UNDER THE CONTRACT

Contract Owner

There are circumstances when the Contract Owner is not the insured.  There may also be more than one Contract Owner.  If the Contract Owner is not the insured or there is more than one Contract Owner, they will be named in an endorsement to the Contract.  This ownership arrangement will remain in effect unless you ask us to change it.

You may change the ownership of the Contract by sending us a request .   We may ask you to send us the Contract to be endorsed.   Once we receive your request, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date the request is received in Good Order at our Service Office.

While the insured is living, the Contract Owner is entitled to any Contract benefit and value.  Only the Contract Owner is entitled to exercise any right and privilege granted by the Contract or granted by us.  For example, the Contract Owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of the insured.  You may designate or change a beneficiary by sending us a request .   We may ask you to send us the Contract to be endorsed.  If we receive your request in Good Order at our Service Office , and the Contract if we ask for it, we will file and record the change and it will take effect as of the date you sign the request.  However, if we make any payment(s) before we receive the request, we will not have to make the payment(s) again.  When we are made aware of an assignment, we will recognize the assignee’s rights before any claim payments are made to the beneficiary.  When a beneficiary is designated, any relationship shown is to the insured, unless otherwise stated.

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance.  Generally, the Contract may not be assigned to an employee benefit plan or program without our consent.  We assume no responsibility for the validity or sufficiency of any assignment.  We will not be obligated to comply with any assignment unless we receive a copy at a Service Office.

Incontestability

We will not contest the Contract after it has been in-force during the insured’s lifetime for two years from the issue date, the reinstatement date, or the effective date of any change made to the Contract that requires our approval and would increase our liability.

Misstatement of Age or Sex

If the insured's stated age or sex or both are incorrect in the Contract, we will adjust the Death Benefit payable and any amount to be paid, as required by law, to reflect the correct age and sex.  Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.   Misstatements of age or sex are not restricted to the incontestability provision described above.

Settlement Options

The Contract grants to most Contract Owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds.  Under the Contract, the Death Benefit may be paid in a single sum or under one of the optional modes of settlement.  Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion

Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract Date, the Contract will end and we will return the premiums paid, less any Contract Debt, and less any withdrawals.

LIMITED NO-LAPSE GUARANTEE

Your contract is issued with a limited guarantee against lapse.  The guarantee is effective the first ten years of the Contract and provides that the Contract will not lapse as a result of unfavorable investment performance, and a Death Benefit will be paid upon the death of the insured, even if your Contract Fund value drops to zero.  The Limited No-Lapse Guarantee is based on premium payments and is not a benefit you need to elect.  Withdrawals and outstanding Contract loans may adversely affect the status of the Limited No-Lapse Guarantee.  See Withdrawals and Loans.

How We Calculate and Determine if You Have a Limited No-Lapse Guarantee

We calculate your Contract's Accumulated Net Payments on the Contract Date and on each Monthly Date of the first ten Contract years.  Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 3%, less withdrawals accumulated at 3%.  For Contracts that had previously lapsed because of excess Contract Debt, we also subtract the Contract Debt in effect at the time of lapse accumulated at 3% starting at the date of default.  If you have an outstanding Contract loan, the Limited No-Lapse Guarantee will not keep the Contract in-force.

We also calculate Limited No-Lapse Guarantee Values. These are values used solely to determine if a Limited No-Lapse Guarantee is in effect and vary by Basic Insurance Amount, definition of life insurance test, issue age, sex, underwriting class, optional benefits and any additional or substandard mortality risk. These are not cash values that you can realize by surrendering the Contract, nor are they payable Death Benefits.

On each Monthly Date, we will compare your Accumulated Net Payments to the Limited No-Lapse Guarantee Value. If your Accumulated Net Payments equal or exceed the Limited No-Lapse Guarantee Value, and there is no excess Contract Debt, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

The following table provides sample Limited No-Lapse Guarantee Values (to the nearest dollar).  The example assumes:  (1) the insured is a male, age 55, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 Basic Insurance Amount and Level Death Benefit option; (3) no extra benefit riders have been added to the Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

Contract Anniversary	Limited No-Lapse Guarantee Value
Contract Date	$0.00
1st	$1,856.58
2nd	$3,768.85
3rd	$5,738.49
4th	$7,767.22
5th	$9.856.81
6th	$12,225.94
7th	$14,225.94
8th	$16,509.29
9th	$18,861.14
10th	$21,283.55

Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Limited No-Lapse Guarantee Values.
See the Rider to Provide Lapse Protection for No-Lapse Guarantee information after the first ten years.

RIDERS

Contract Owners may be able to obtain extra fixed benefits, which may require additional charges.  These optional insurance benefits will be described in what is known as a "rider" to the Contract.   All riders are only available at Contract issuance, except as noted.   The available riders include the following (as described more fully below):

•	Target Term Rider, which provides a flexible term insurance benefit to Attained Age 121 on the life of the insured.
•	Overloan Protection Rider, which guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated Cash Surrender Value of your Contract.
•	Accidential Death Benefit Rider, which provides an additional Death Benefit that is payable if the insured's death is accidental.
•	Children Level Term Rider, which provides term life insurance coverage on the life of the insured's children.
•	Enhanced Cash Value Rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value.
•	Enhanced Disability Benefit Rider, which pays certain amounts into the Contract if the insured is totally disabled.
•
Living Needs BenefitSM Rider, which allows you to elect to receive an accelerated payment of all or part of the Death Benefit, adjusted to reflect current value, if the insured becomes terminally ill or is confined to a nursing home.   This rider may be added after Contract issuance.

Additionally, each Contract is issued with an attached Rider to Provide Lapse Protection that is not optional.  There is no charge for the Rider to Provide Lapse Protection.

Charges applicable to the riders will be deducted from the Contract Fund on each Monthly Date, with the exception of the Rider to Provide Lapse Protection, the Overloan Protection Rider, the Enhanced Cash Value Rider, and the Living Needs Benefit Rider.

Some riders may depend on the performance of the Account.  Rider benefits will no longer be available if the Contract lapses, or if you choose to keep the Contract in-force under the Overloan Protection Rider.  Some riders are not available in conjunction with other riders and certain restrictions may apply as set forth below.  Some riders or features described in this prospectus may be subject to state variations or may not be available in all states.  See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus.  A Pruco Life representative can explain all of these extra benefits further.  We will provide samples of the provisions upon receiving a written request.

Rider to Provide Lapse Protection

Your Contract is issued with an attached Rider to Provide Lapse Protection.  Under the Rider to Provide Lapse Protection, beginning in the eleventh Contract year, we agree to keep your Contract in-force and guarantee that your Contract will not lapse, as long as the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt. If you have an outstanding Contract loan, the Rider to Provide Lapse Protection will not keep the Contract in-force.

On the Contract Date and on each Monthly Date thereafter, we will calculate your No-Lapse Guarantee Value (your No-Lapse Contract Fund, less any Contract Debt).  Your No-Lapse Contract Fund is the accumulated value of the prior No-Lapse Contract Fund, plus any no-lapse invested premium amounts, plus no-lapse interest, and minus a no-lapse charge factor.  Additionally, the No-Lapse Contract Fund is adjusted for any withdrawals, loans, and administrative fees.  If the No-Lapse Guarantee Value is greater than zero and there is no excess Contract Debt, your Contract will remain in-force until the next Monthly Date, even if you experience poor investment results and your Net Cash Value falls to zero or less.

In later years we may, depending on the value of your Contract Fund , increase the No-Lapse Contract Fund.  This potential increase is referred to as the lapse protection enhancement amount.  For issue ages up through 70, we will calculate a lapse protection enhancement amount on each Contract Anniversary beginning on the earlier of: (a) the 19th Contract Anniversary, and (b) the first Contract Anniversary on or after the insured reaches age 79.  For issue ages of 71 and older, we will calculate a lapse protection enhancement amount on each Contract Anniversary beginning on the 9th Contract Anniversary.   The lapse protection enhancement amount is based on the value of the Contract Fund compared to the No-Lapse Contract Fund.  If 65% of the Contract Fund value exceeds the No-Lapse Contract Fund and the No-Lapse Contract Fund is not a negative value, the No-Lapse Contract Fund will be increased to equal 65% of the Contract Fund.  If at the time of calculation the No-Lapse Contract Fund is a negative amount, we will increase the No-Lapse Contract Fund by an amount equivalent to 65% of the Contract Fund.  The amount is calculated before monthly charges are deducted.  Depending on the amounts in your Contract Fund and No-Lapse Contract Fund, it is possible the lapse protection enhancement amount may be zero.

Under the Rider to Provide Lapse Protection, premiums are applied to your No-Lapse Contract Fund as of the date they are received.  For any premium we receive in the 21-day period preceding a Contract Anniversary on which the sale charges decrease, we will subtract a no-lapse charge for sales expenses no greater than the amount we would subtract if that premium were received on the Contract Anniversary.

Your No-Lapse Guarantee Value is calculated solely to determine whether your Contract is in-force or in default.  These are not cash values that you realize by surrendering the Contract, nor are they payable as Death Benefits, and they do not change your Contract values. The process to calculate your No-Lapse Guarantee Value is similar to the process that determines your actual contract values, however, the No-Lapse Guarantee Value will not be impacted by any investment loss or gain of the Contract Fund.

The charge factor used to determine the No-Lapse Guarantee Contract Fund and No-Lapse Guarantee Value will vary based on Basic Insurance Amount, duration, age, sex, underwriting class, and extra ratings.  In addition, the charge factor is used only to determine whether your Contract is in default and does not affect your actual Contract values.  The charges that are specific to your Contract will appear in the section titled Lapse Protection Rider Data in your Contract.

Beginning in year eleven, the Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero and having no excess Contract Debt.  If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less and the No-Lapse Guarantee Value equals zero or less, your Contract will be in default.  If you take withdrawals and loans from your Contract, you increase the risk that your Contract will go into default.

Should any event occur that would cause your Contract to go into default or lapse, we will notify you of the required payment to keep your Contract in-force.  Your payment must be received at the Payment Office or postmarked within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value.   To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office.   If you have an outstanding loan when your Contract lapses, you may have taxable income as a result.  See Tax Treatment of Contract Benefits - Pre-Death Distributions.  If your Contract lapses, and you meet the requirements to reinstate it, the Rider to Provide Lapse Protection will also be reinstated.  See LAPSE AND REINSTATEMENT.

If you elected the Guideline Premium Test for the definition of life insurance test, you may not be able to pay enough to get the guarantee for the duration you desire without violating the definition of life insurance.   This is not true when choosing the Cash Value Accumulation Test for the definition of life insurance.  See PREMIUMS and Tax Treatment of Contract Benefits - Treatment as Life Insurance.

Target Term Rider

The Target Term Rider provides a flexible term insurance benefit to Attained Age 121 on the life of the insured.  If you elect to have the Target Term Rider, you specify the amount of Target Term Rider coverage you desire, from $5,000 up to four times the Contract’s Basic Insurance Amount. This amount is called the rider coverage amount and is the maximum Death Benefit payable under the rider.  The minimum Target Term Rider coverage amount is $5,000 and requires a minimum Basic Insurance Amount of $100,000 for the base Contract.  However, the Basic Insurance Amount and the Target Term Rider coverage amount, combined, must be equal to a minimum total insurance amount of $250,000.  You may decrease your rider coverage amount after issue, subject to a minimum amount of $10,000 per decrease.  However, we will not reduce the Target Term Rider coverage amount below $5,000, unless you request to discontinue your Target Term Rider coverage.   See REQUIREMENT FOR ISSUANCE OF A CONTRACT .

The Target Term Rider Death Benefit fluctuates as the base Contract's Death Benefit changes under certain circumstances described below.  When the Contract Fund has not grown to the point where the base Contract's Death Benefit is increased to satisfy the Internal Revenue Code’s definition of life insurance, the rider Death Benefit equals the rider coverage amount.  However, if the Contract Fund has grown to the point where the base Contract’s Death Benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider’s Death Benefit will decrease (or increase) dollar for dollar as the base Contract’s Death Benefit increases (or decreases).  The rider Death Benefit will never increase beyond the rider coverage amount.  It is possible, however, for the Contract Fund and, consequently, the base Contract’s Death Benefit to grow to the point where the rider Death Benefit is reduced to zero.  If you have a Type A Death Benefit and you take a withdrawal, the Target Term Rider coverage amount may require a reduction, if the Death Benefit was increased to meet the definition of life insurance.

You should consider the following factors when purchasing a Contract with a Target Term Rider:

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A Contract with a Target Term Rider will offer a higher cash value than an all base Contract with the same initial Death Benefit and premium payments if we continue to deduct current charges.  The cash values are higher because the monthly administrative charge is lower for a Contract with a Target Term Rider than for an all base Contract with the same Death Benefit because we currently do not deduct the monthly administrative charge for the Target Term Rider.  Additionally, we do not apply a surrender charge to the Target Term Rider.

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However, a Contract with a Target Term Rider offers the potential for lower cash values and Death Benefits than an all base Contract with the same Death Benefit if we raise our current charges to the maximum contractual level.  For example, it is possible for maximum monthly administrative charges for a Contract with a Target Term Rider to be greater than an all base Contract.

Other factors to consider are:

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The Accidental Death Benefit, as described below, does not apply to any portion of the Death Benefit that is attributable to a Target Term Rider.  If it is important to you to have the maximum amount of Accidental Death Benefit allowed under your Contract, you may want to purchase a Contract without a Target Term Rider.

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The Enhanced Disability Benefit, as described below, is unavailable on Contracts with a Target Term Rider.  If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

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The Living Needs Benefit RiderSM, as described below, does not apply to the portion of the Death Benefit that is attributable to a Target Term Rider.  If it is important to you that the Living Needs Benefit applies to the entire Death Benefit, you may want to purchase a Contract without a Target Term Rider.

•	If it is important that you maintain a desired level of coverage amount after the insured’s Attained Age of 121, you may want to purchase a Contract without a Target Term Rider.

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We pay significantly lower commissions on a Contract with a Target Term Rider than on an all base Contract with the same initial Death Benefit and premium payments.  This may provide a financial incentive for your Pruco Life representative to promote the sale of a Contract without a Target Term Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract's cash value and Death Benefit.  It is important that you ask your Pruco Life representative to provide illustrations based on different combinations of Basic Insurance Amount and rider coverage amount. You and your Pruco Life representative can then discuss how these combinations may address your objectives.

Overloan Protection Rider

The Overloan Protection Rider guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated Cash Surrender Value of your Contract.  Currently, the rider may be added only at the time your Contract is issued; however, this rider is not available on Contracts that have the Accidental Death Benefit Rider.  There is no charge for adding the Overloan Protection Rider to your Contract, however, a one-time fee will apply when this rider is exercised.

The following eligibility requirements must be met to exercise the rider:

(a)	We must receive a written request in Good Order to exercise the rider benefits;
(b)	Contract Debt must exceed the Basic Insurance Amount (Basic Insurance Amount plus Target Term Rider coverage amount for Contract with the Target Term Rider);
(c)	The Contract must be in-force for the later of 15 years and the Contract Anniversary after the insured’s 75th birthday;
(d)	The Guideline Premium test must be used as the Contract’s definition of life insurance;
(e)	Contract Debt must be a minimum of 95% of the cash value;
(f)	The Cash Surrender Value must be sufficient to pay the cost of exercising the rider; and
(g)	Your Contract must not be classified as a Modified Endowment Contract and must not qualify as a Modified Endowment Contract as a result of exercising this rider.

We will send you a notification upon your becoming eligible for this benefit.

We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.

When you exercise the rider, the effective date will be the next date that monthly charges are deducted following our receipt of your request in Good Order at a Service Office.  The charges and benefits of other riders available under your Contract will be discontinued, except for the Living Needs Benefit Rider.  Any benefits you may currently be receiving under the Enhanced Disability Benefit Rider will also be discontinued.

Any unloaned Contract Fund value remaining in the Variable Investment Options will be transferred to the Fixed Rate Option.  Additionally, fund transfers into any of the Variable Investment Options will no longer be permitted.  Any Auto Rebalance, Dollar Cost Averaging, directed charges, or premium allocation instructions will be discontinued.

Premium payments will no longer be accepted for the Contract.  Instead, all payments received will be applied as loan or loan interest repayments.  We will no longer send any regularly scheduled bills, and electronic fund transfer of Premium Payments will be cancelled.

If you have a Type B Death Benefit, we will change it to a Type A Death Benefit.  You will no longer be permitted to make Death Benefit changes as long as your Contract remains in-force under the Overloan Protection Rider.  The Basic Insurance Amount will be changed to the greater of the Type A Death Benefit and the amount of the Contract Debt multiplied by the Attained Age factor that applies.  The Attained Age factors are shown in your Contract.  For an explanation of the Attained Age factors, see Tax Treatment of Contract Benefits - Treatment as Life Insurance.

Decreases to your Basic Insurance Amount, rating reductions, and withdrawals, will no longer be permitted.

Please note that the Internal Revenue Service may take a position that the outstanding loan balance should be treated as a distribution when the Contract Owner elects the Overloan Protection benefit.  Distributions are subject to income tax.  Were the Internal Revenue Service to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract's loan provisions, but cannot guarantee that such efforts would be successful. You should consult a tax advisor as to the tax risks associated with exercising the Overloan Protection Rider.

Other Optional Riders

We will not pay a benefit on any Accidental Death Benefit type rider or make payments for any disability type rider if the death or injury is caused or contributed to by war or act of war, declared or undeclared, including resistance to armed aggression.  This restriction includes service in the armed forces of any country at war.

Accidental Death Benefit Rider - The Accidental Death Benefit Rider provides an additional Death Benefit that is payable if the insured's death is accidental, as defined in the benefit provision.  A death resulting from injury must occur no more than 90 days after the injury.  This benefit will end on the earliest of: the end of the day before the first Contract Anniversary on or after the insured’s 100th birthday and the first Monthly Date on or after the date a request to discontinue the Rider is received in Good Order at a Service Office.   This rider is not available on Contracts that have the Overloan Protection Rider.

Children Level Term Rider - The Children Level Term Rider provides term life insurance coverage on the life of the insured's dependent children, as defined in the benefit provision.  The rider coverage will end on the earliest of: (1) the end of the day before the first Contract Anniversary on or after the primary insured’s 75th birthday, (2) the end of the day before the first Contract Anniversary on or after the child’s 25th birthday, (3) the end of the day before the date a rider is converted to a new Contract, and (4) the first Monthly Date on or after the date a request to discontinue the Rider is received in Good Order at a Service Office.

Enhanced Disability Benefit Rider - The Enhanced Disability Benefit Rider pays certain amounts into the Contract if the insured is totally disabled, as defined by the benefit provisions.  The rider coverage will end as of the first Contract Anniversary on or after the insured’s 60th birthday. The Enhanced Disability Benefit Rider is not available with Contracts that include the Target Term Rider.

Enhanced Cash Value Rider - The Enhanced Cash Value Rider provides an Additional Amount upon full surrender of the Contract for its surrender value, but is not payable when the Contract is surrendered in connection with a 1035 exchange.  This Additional Amount is never included as part of the Contract Fund value.  The rider can only be elected at the time the Contract is issued, and cannot be removed after the Contract is issued.  A minimum Basic Insurance Amount of $250,000 is required for a Contract to be issued with the Enhanced Cash Value Rider.

Living Needs Benefit RiderSM - The Living Needs BenefitSM Rider may be available on your Contract.  There is no charge for adding the benefit to a Contract.  However, when a claim is paid under this rider, a reduction for early payment is applied and a processing fee of up to $150 per Contract will be deducted.

The Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's Death Benefit, adjusted to reflect current value, at a time when certain special needs exist.  The adjusted Death Benefit will always be less than the Death Benefit, but will not be less than the Contract’s Cash Surrender Value.  The Living Needs Benefit does not apply to the portion of the Death Benefit that is attributable to a Target Term Rider.

One or both of the following options may be available.  You should consult with a Pruco Life representative about whether additional options may be available.

The Terminal Illness Option is available on the Living Needs Benefit Rider when a licensed physician certifies the insured as Terminally Ill with a life expectancy of six months or less.  When that evidence is provided and confirmed by us, we will provide an accelerated payment of the portion of the Death Benefit selected by the Contract Owner as a Living Needs Benefit.  The Contract Owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months.  If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form.

The Nursing Home Option is available on the Living Needs Benefit Rider after the insured has been confined to an eligible nursing home for six months or more.  When a licensed physician certifies that the insured is expected to remain in an eligible nursing home until death, and that is confirmed by us, we will provide an accelerated payment of the portion of the Death Benefit selected by the Contract Owner as a Living Needs Benefit.  The Contract Owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than two), depending upon the age of the insured.  If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

All or part of the Contract's Death Benefit may be accelerated.  If the benefit is only partially accelerated, a Death Benefit of at least $25,000 must remain under the Contract.  The minimum amount that may be accelerated for a Living Needs Benefit claim is $50,000.  However, we currently have an administrative practice to allow a reduced minimum of $25,000.  We reserve the right to discontinue this administrative practice in a non-discriminatory manner and we will notify you prior to discontinuing this practice.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit.  We can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract Owner, and the effect on the Contract if less than the entire Death Benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation.  Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could.  With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is Terminally Ill or Chronically Ill as defined in any applicable tax law (although the exclusion in the latter case may be limited).  You should consult a tax adviser before electing to receive this benefit.  Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

Generally, the Contract may be issued on insureds age 18 through age 85.  Currently, for Contracts issued without a Target Term Rider, the minimum Basic Insurance Amount for insureds ages 18 through 80 is $100,000.  For insureds age 81 and above the minimum Basic Insurance Amount is $250,000.  For Contracts issued with the Enhanced Cash Value Rider, the minimum Basic Insurance Amount is $250,000.

For Contracts with a Target Term Rider, the minimum total Target Coverage Amount (Basic Insurance Amount plus any Target Term Rider coverage amount combined) is $250,000.  Furthermore, if the Target Term Rider is added to the Contract, the minimum Basic Insurance Amount of the base Contract is $100,000, while the minimum Target Term Rider coverage amount is $5,000.  See RIDERS.

We require evidence of insurability, which may include a medical examination, before issuing any Contract.  Preferred Best nonsmokers are offered more favorable cost of insurance rates than smokers.  We charge a higher cost of insurance rate and/or an extra amount if an additional mortality risk is involved.  We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule.  These are the current underwriting requirements.  We reserve the right to change them on a non-discriminatory basis.

Contract Date

There is no insurance under this Contract until the minimum initial premium is paid.  If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed.  Under certain circumstances, we may allow the Contract to be backdated up to six months prior to the application date for the purpose of lowering the insured's issue age.  This may be advantageous for some Contract Owners as a lower issue age may result in lower current charges.

PREMIUMS

Minimum Initial Premium

The Contract offers flexibility in paying premiums.  The minimum initial premium is due on or before the Contract Date.  It is the premium needed to start the Contract.  The minimum initial premium is equal to 8.6% of the Limited No-Lapse Guarantee Premium, including all extras and additional premiums for optional riders and benefits.  There is no insurance under the Contract unless the minimum initial premium is paid.  Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts.

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date.  We reserve the right to refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.  Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous.  If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options.  Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest.  If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract.  We will not accept a premium payment that exceeds the Guideline Premium limit if your Contract uses the Guideline Premium definition of life insurance.  See Tax Treatment of Contract Benefits.

Generally, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of (1) the Contract Date and (2) the dates we receive the premium.  If we do not receive your initial premium before the Contract Date, we apply the initial premium to your Contract as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  In no case will the premium be applied with an effective date that precedes the date of this offering.

Available Types of Premium

After the minimum initial premium is paid, no other specific premiums are required and you have a certain amount of flexibility with respect to the amount and timing for future premium payments.  Three suggested patterns of premiums are described below.  Understanding them may help you understand how the Contract works.

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The Single Premium No-Lapse Premium is a premium that, if paid on the Contract Date, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals.

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Limited No-Lapse Guarantee Premiums are premiums that, if paid at the beginning of each Contract Year, will keep the Contract in-force for 10 Contract Years after issue, regardless of investment performance, assuming no loans or withdrawals.

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Lifetime Modal No-Lapse Premiums are premiums that, if paid on the Contract Date and each modal date up to the insured’s Attained Age 121, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance, assuming no loans or withdrawals.

You should note that the Single Premium No-Lapse Premium and the Lifetime Modal No-Lapse Premium may not be payable as desired if you elect the Guideline Premium Test for the definition of life insurance test.  In that case, you may not be able to pay enough premium to obtain a guarantee for the duration you desire, without violating the definition of life insurance.  If a premium payment would otherwise cause the definition of life insurance test to be violated, we will return the portion of the premium in excess of the allowable amount.  Except for certain scenarios under a single premium payment arrangement, this will not occur if you choose the Cash Value Accumulation Test as the definition of life insurance. If the Contract subsequently enters default, we will tell you the amount you need to pay to keep the Contract in-force, and when you will need to pay that amount.  It’s important to know that these additional payment amounts could be substantial.  For an explanation of the Guideline Premium Test and the Cash Value Accumulation Test, see Tax Treatment of Contract Benefits - Treatment as Life Insurance.

We can bill you for the amount you select annually, semi-annually, or quarterly.  Because the Contract is a flexible premium Contract, there are no scheduled premium due dates.  When you receive a premium notice, you are not required to pay this amount, however, paying premiums in a different manner than described in a Contract illustration may shorten the duration of your lapse protection provided by the Limited No-Lapse Guarantee and by the Rider to Provide Lapse Protection.  When you do make a premium payment, the minimum amount that we will accept is $25.

You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account.  If you elect to use this feature, you choose the day of the month on which premiums will be paid and the premium amount.  We will then draft the same amount from your account on the same date each month.  When you apply for the Contract, you and your Pruco Life representative should discuss how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium.  During the 10 day period following your receipt of the Contract, the remainder of the initial premium and any other net premium will be allocated to the Money Market investment option as of the end of the Valuation Period in which it is received in Good Order at the Payment Office.  The first monthly deductions are made after the remainder of the initial premium and any other net premium is allocated to the Money Market investment option.  After the 10th day these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated according to your current premium allocation.  The transfer from the Money Market investment option on the 10th day following receipt of the Contract will not be counted as one of your 12 free transfers per Contract Year or the 20 transfers per calendar year described under Transfers/Restrictions on Transfers.  If the first premium is received before the Contract Date, there will be a period during which the Contract Owner's initial premium will not be invested.

The charge for sales expenses and the premium based administrative charge will also apply to all subsequent premium payments.  The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the applicable allocation instructions.  The “Valuation Period” means the period of time from one determination of the value of the amount invested in a Variable Investment Option to the next.  Such determinations are made when the net asset values of the Variable Investment Options are calculated, which is as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).  With respect to any initial premium payment received before the Contract Date and any premium payment that is not in Good Order, we may temporarily hold the premium in a suspense account and we may earn interest on such amount. You will not be credited interest on those amounts during that period. The monies held in the suspense account may be subject to claims of our general creditors. The premium payment will not be reduced nor increased due to market fluctuations during that period.

Provided the Contract is neither in default, nor in-force under the provisions of the Overloan Protection Rider, you may change the way in which subsequent premiums are allocated by providing your request to us in Good Order at a Service Office .  Contract that are jointly owned or assigned generally cannot change premium allocations by phone or electronic means .  See Assignment .  There is no charge for reallocating future premiums.  All percentage allocations must be in whole numbers.  For example, 33% can be selected but 33⅓% cannot.  Of course, the total allocation to all selected investment options must equal 100%.

Valuation of Variable Investment Options

Amounts allocated to a Variable Investment Option are converted to a number of units.  The number of units added to each Variable Investment Option is determined by dividing the amount allocated to each Variable Investment Option by the dollar value of one unit for such Variable Investment Option.

Amounts taken from each Variable Investment Option decrease the number of units in each Variable Investment Option.  The number of units subtracted from each Variable Investment Option is determined by dividing the amount taken from the Variable Investment Option by the dollar value of one unit for such Variable Investment Option.

The unit value for each Variable Investment Option will vary to reflect the investment experience of the applicable fund and will be determined on each valuation day by multiplying the unit value of the particular Variable Investment Option on the preceding valuation day by a net investment factor for that Variable Investment Option for the valuation period then ended.  The valuation day is any date on which the New York Stock Exchange is open for trading and the Variable Investment Option is valued.  The valuation period is the period of time from the close of the immediately preceding valuation day to the close of the current valuation day.

The net investment factor for each of the Variable Investment Options is equal to:
(a)
the net asset value per share at the end of the valuation period (plus the per share amount of any dividend or capital gain distributions paid by that fund in the valuation period then ended); divided by

(b)	the net asset value per share determined as of the end of the immediately preceding valuation period; minus
(c)	the daily portion of the mortality and expense risk charge assessed during the valuation period as shown in the section titled Daily Deduction from the Variable Investment Options.

The net investment factor may be greater or less than one.  Therefore, the value of a unit may increase or decrease.

If the New York Stock Exchange is closed (except for holidays or weekends) or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission so that we cannot value the Variable Investment Options, we may postpone all transactions which require valuation of the Variable Investment Option until valuation is possible.

Transfers/Restrictions on Transfers

You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options, to the Fixed Rate Option, or to the Long Term Fixed Rate Option.  Additional transfers may be made only with our consent.  Currently, we will allow you to make additional transfers.  For the first 20 transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office . Contract that are jointly owned or assigned generally cannot conduct transfers by phone or electronic means .  See Assignment.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in Good Order at a Service Office and are sent to us by U.S. regular mail.  After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax or electronic means will be rejected, even in the event that it is inadvertently processed.

Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.

There is no transaction charge for the first 12 transfers per Contract Year among investment options.  We may charge up to $25 for each transfer made exceeding 12 in any Contract Year.   Currently, we do not charge a fee for transfers.

Currently, certain transfers effected systematically under a dollar cost averaging or an automatic rebalancing program do not count towards the limit of 12 transfers per Contract Year or the limit of 20 transfers per calendar year.  In the future, we may count such transfers towards the limit.

Transfers out of the Money Market investment option will not be made until 10 days after you receive the Contract. Such transfers and any transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract Year or the 20 transfers per calendar year.

Transfers among Variable Investment Options will take effect as of the end of the Valuation Period in which a transfer request is received in Good Order at a Service Office.  The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options.  In the latter case, as with premium reallocations, the percentages must be in whole numbers.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine.  We will not be held liable for following telephone instructions that we reasonably believe to be genuine.  We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Fixed Rate Option and into the Variable Investment Options each year is the greater of:  (a) 25% of the amount in the Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Fixed Rate Option to the Variable Investment Options in the prior Contract Year (if applicable).  There is no restriction on the dollar amount of the transfer when transferring from the Fixed Rate Option to the Long Term Fixed Rate Option.

Only one transfer from the Long Term Fixed Rate Option will be permitted during each Contract Year.  The maximum amount per Contract you may transfer out of the Long Term Fixed Rate Option each year is the greater of:  (a) 10% of the amount in the Long Term Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Long Term Fixed Rate Option to the Variable Investment Options and the Fixed Rate Option in the prior Contract Year (if applicable).

If you exercise the Overloan Protection Rider, we will then transfer any amounts you have in the Variable Investment Options to the Fixed Rate Option.  The transfer is not counted as one of the 12 transfers we allow per Contract Year and there is no charge.  Transfers into the Variable Investment Options will not be permitted while your Contract is kept in-force under the Overloan Protection Rider.

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers.  Large or frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing”, can make it very difficult for Fund advisers/sub-advisers to manage the Variable Investment Options.  Large or frequent transfers may cause the Fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance to the disadvantage of other Contract Owners.  If we (in our own discretion) believe that a pattern of transfers or a specific transfer request, or group of transfer requests, may have a detrimental effect on the performance of the Variable Investment Options, or we are informed by a Fund (e.g., by the Fund’s adviser/sub-advisers) that the purchase or redemption of shares in the Variable Investment Option must be restricted because the Fund believes the transfer activity to which such purchase or redemption relates would have a detrimental effect on the performance of the affected Variable Investment Option, we may modify your right to make transfers by restricting the number, timing, and amount of transfers.  We reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner.  We will immediately notify you at the time of a transfer request if we exercise this right.

Any restrictions on transfers will be applied in a uniform manner to all persons who own Contracts like this one, and will not be waived.  However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.

In addition, Contract Owners who own variable life insurance or variable annuity Contracts that do not impose the transfer restrictions described above, might make more numerous and frequent transfers than Contract Owners who are subject to such limitations.  Contract Owners who are not subject to the same transfer restrictions may have the same underlying Variable Investment Options available to them, and unfavorable consequences associated with such frequent trading within the underlying Variable Investment Option (e.g., greater Portfolio turnover, higher transaction costs, or performance or tax issues) may affect all Contract Owners.

The Funds have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures.  The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted.  Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the Fund.  In addition, you should be aware that some Funds may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans.  The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants.  The omnibus nature of these orders may limit the Funds in their ability to apply their excessive trading policies and procedures.  In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations.  For these reasons, we cannot guarantee that the Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds.

The Funds may assess a short term trading fee in connection with a transfer out of any available Variable Investment Option if the transfer occurs within a certain number of days following the date of allocation to the Variable Investment Option.  Each Fund determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Fund and is not retained by us.  The fee will be deducted from your Contract value to the extent allowed by law.  At present, no Fund has adopted a short-term trading fee.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA").  Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other Variable Investment Options available under the Contract (excluding the Fixed Rate Option and the Long Term Fixed Rate Option ).   If DCA allocates money to a Fund at a time when the Fund no longer accepts additional investments, automatic transfers to that Fund will be directed to the Money Market Portfolio.  You may choose to have periodic transfers made monthly or quarterly.  DCA transfers will not begin until the Monthly Date after 10 days following your receipt of the Contract.

Each automatic transfer will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date.  If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period, which immediately follows that date.  Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature.  Currently, a transfer that occurs under the DCA feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year.  We reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner.  We will notify you prior to changing, modifying, or discontinuing this feature.  Dollar cost averaging will not be available on Contracts kept in-force under the provisions of the Overloan Protection Rider.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing.  This feature allows you to automatically rebalance Variable Investment Option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of Variable Investment Options X and Y is split 40% and 60%, respectively, and investment results cause that split to change.  You may instruct that those assets be rebalanced to your original or different allocation percentages.  Auto-Rebalancing is not available until the Monthly Date after 10 days following your receipt of the Contract.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis.  Each rebalance will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date.  If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period immediately following that date.  The Fixed Rate Option and the Long Term Fixed Rate Option cannot participate in this administrative procedure . If Auto-Rebalancing involves allocating to a Fund that becomes closed to additional investments, the Auto-Rebalancing feature will be turned off.  Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year.  We reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner.  We will notify you prior to changing, modifying, or discontinuing this feature.   Auto-rebalancing will not be available on Contracts kept in-force under the provisions of the Overloan Protection Rider.

DEATH BENEFITS

When Death Benefit Proceeds Are Paid

Generally, we will pay any Death Benefit within seven days after all the documents required for such a payment are received in Good Order at the office designated to receive that request.   The Death Benefit is determined as of the date of death.

We may delay payment of proceeds from the Variable Investment Option(s) and the variable portion of the Death Benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

Death Claim Settlement Options

The beneficiary may choose to receive death claim proceeds by any of the settlement options available at the time the proceeds become payable or by payment of a lump sum check.  Any Pruco Life representative authorized to sell this Contract can explain the options upon request.

In addition to the available settlement options, currently, in certain circumstances, the beneficiary may choose the payment of death claim proceeds by way of Prudential's Alliance Account settlement option (the "Alliance Account").  If the Alliance Account is selected, Prudential will provide a kit to the beneficiary, which includes: (1) an account confirmation describing the death claim proceeds, the current interest rate, and the terms of the Alliance Account; and (2) a guide that explains how the Alliance Account works.  Amounts in an Alliance Account may be withdrawn by the beneficiary at any time.  Any Pruco Life representative authorized to sell this Contract can explain this option upon request.

Types of Death Benefit

You may select from two types of Death Benefit at issue.  A Contract with a Type A (fixed) Death Benefit has a Death Benefit, which will generally equal the Basic Insurance Amount.  Favorable investment results and additional premium payments will generally increase the Cash Surrender Value and decrease the net amount at risk and result in lower charges. This type of Death Benefit does not vary with the investment performance of the investment options you selected, except when the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where we may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.  See PREMIUMS and How a Contract's Cash Surrender Value Will Vary.

A Contract with a Type B (variable) Death Benefit has a Death Benefit, which will generally equal the Basic Insurance Amount plus the Contract Fund.  Favorable investment performance and additional premium payments will generally increase your Contract's Death Benefit and Cash Surrender Value.  However, the increase in the Cash Surrender Value for a Contract with a Type B (variable) Death Benefit may be less than the increase in Cash Surrender Value for a Contract with a Type A (fixed) Death Benefit because a Type B Contract has a greater cost of insurance charge due to a greater net amount at risk.  As long as the Contract is not in default, there have been no withdrawals, and there is no Contract Debt, the Death Benefit may not fall below the Basic Insurance Amount stated in the Contract.  We may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See PREMIUMS and How a Contract's Cash Surrender Value Will Vary.

Contract Owners of a Contract with a Type A Death Benefit should note that any withdrawal may result in a reduction of the Basic Insurance Amount, a reduction in the Target Term Rider Death Benefit, and the deduction of any applicable surrender charges.  We will not allow you to make a withdrawal that will decrease the Basic Insurance Amount below the minimum Basic Insurance Amount.  For a Contract with a Type B Death Benefit, withdrawals will not change the Basic Insurance Amount.  See Withdrawals.

The way in which the Cash Surrender Value and Death Benefit will change depends significantly upon the investment results that are actually achieved.

Changing the Type of Death Benefit

You may change the type of Death Benefit any time after issue and subject to our approval.  We will increase or decrease the Basic Insurance Amount so that the Death Benefit immediately after the change matches the Death Benefit immediately before the change. The Basic Insurance Amount after a change may not be lower than the minimum Basic Insurance Amount applicable to the Contract.  See REQUIREMENTS FOR ISSUANCE OF A CONTRACT.  We may deduct a transaction charge of up to $25 for any change in the Basic Insurance Amount, although we do not currently do so.  A type change that reduces the Basic Insurance Amount may result in the assessment of surrender charges.  See CHARGES AND EXPENSES.

If you are changing your Contract from a Type A Death Benefit to a Type B Death Benefit, we will reduce the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.

If you are changing your Contract from a Type B Death Benefit to a Type A Death Benefit, we will increase the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.  We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule.

The following chart illustrates the changes in Basic Insurance Amount with each change of Death Benefit type described above.  The chart assumes a $50,000 Contract Fund and a $300,000 Death Benefit.

	Changing the Death Benefit from Type A Type B	Changing the Death Benefit from Type B Type A
Basic Insurance Amount	$300,000 → $250,000	$250,000 → $300,000
Contract Fund	$50,000 → $50,000	$50,000 → $50,000
Death Benefit*	$300,000 → $300,000	$300,000 → $300,000
* assuming there is no Contract Debt

You may request a change in the type of Death Benefit by sending us a request in Good Order to our Service Office .  If the change is approved, we will re-calculate the Contract's charges and appropriate tables and send you new Contract data pages.  We may require you to send us your Contract before making the change.  There may be circumstances under which a change in the Death Benefit type may cause the Contract to be classified as a Modified Endowment Contract, which could be significantly disadvantageous.  See Tax Treatment of Contract Benefits.

Decreases in Basic Insurance Amount

You have the option of decreasing the Basic Insurance Amount of your Contract without withdrawing any Cash Surrender Value.  If a change in circumstances causes you to determine that your amount of insurance is greater than needed, a decrease will reduce your insurance protection and the monthly deductions for the cost of insurance.

The following conditions must be met:

(a)	The amount of the decrease must be at least equal to the minimum decrease in the Basic Insurance Amount shown under Contract Limitations in your Contract’s data pages;
(b)	The Basic Insurance Amount after the decrease must be at least equal to the minimum Basic Insurance Amount shown under Contract Limitations in your Contract’s data pages;
(c)	The Contract must not be in default;
(d)	The surrender charge on the decrease, if any, plus any transaction charge for the decrease may not exceed the Contract Fund;
(e)	If we ask you to do so, you must send us the Contract to be endorsed; and
(f)	Your Contract must not be in-force under the provisions of the Overloan Protection Rider.

If we approve the decrease, we will send you new Contract data pages showing the amount and effective date of the change and the re-calculated charges, values, and limitations.  Currently, no transaction charge is being made in connection with a decrease in the Basic Insurance Amount.  However, we reserve the right to charge such a fee in an amount of up to $25.

We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code.  See Tax Treatment of Contract Benefits.

It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract.  See Tax Treatment of Contract Benefits.  You should consult with your tax adviser and your Pruco Life representative before requesting any decrease in Basic Insurance Amount.

CONTRACT VALUES

How a Contract's Cash Surrender Value Will Vary

The Contract's Cash Surrender Value on any date will be the Contract Fund less any applicable surrender charges and less any Contract Debt plus any Additional Amount upon surrender.  The Contract Fund value changes daily, reflecting:

(1)	increases or decreases in the value of the Variable Investment Option(s);
(2)	interest credited on any amounts allocated to the Fixed Rate Option and the Long Term Fixed Rate Option;
(3)	interest credited on any loan; and
(4)	the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.

The Contract Fund value also changes to reflect the receipt of premium payments after any charges are deducted, the monthly deductions described under CHARGES AND EXPENSES, any withdrawals or accelerated benefits, and any added persistency credit.  See Withdrawals, RIDERS, and Persistency Credit.

Upon request, we will tell you the Cash Surrender Value of your Contract.  It is possible for the Cash Surrender Value of a Contract to decline to zero because of unfavorable investment performance in the Contract Fund, outstanding Contract Debt, and/or any applicable surrender charge.

Persistency Credit

On each Monthly Date, if your Contract has been in-force at least 9 years and is not in default, we may credit your Contract Fund with an additional amount (“persistency credit”) for keeping your Contract in-force.  The persistency credit is based on reduced costs in later Contract Years and applies to Contracts that remain in-force.

The following chart illustrates an example of a Contract with $100,000 of Contract Fund, net of outstanding loans.  The persistency credit currently starts on the 9th Contract Anniversary and is currently calculated using an annual rate equal to 0.40% of the Contract Fund, net of outstanding loans, but is expressed as a monthly rate to reflect that the amount is credited monthly.  The credited amount will be allocated to the investment options according to your current premium allocation.

Determination of Sample Persistency Credit
Contract Fund (net of outstanding loans)	$100,000.00
Monthly Credit Rate	0.03327%
Persistency Credit Amount	$33.27
New Contract Fund (net of outstanding loans)	$100,033.27

If your Contract is in default or has lapsed, we will not credit your Contract with the persistency credit.  The calculated amount that would have been credited during the time your Contract was in default or lapsed will not be made up if your Contract is reinstated.   The persistency credit also will not change the status of your Contract if your Contract Fund is a negative amount and your Contract is kept in-force under the Rider to Provide Lapse Protection.   No persistency credit will be calculated on the amount of any Contract loan.   The persistency credit amount is not guaranteed, and we reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner.  We will notify you prior to changing, modifying, or discontinuing this feature.

Loans

You may borrow an amount up to the current loan value of your Contract less any existing Contract Debt using the Contract as the only security for the loan.  The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default.  The cash value is equal to the Contract Fund less any surrender charge.  A Contract in default has no loan value.  There is no minimum loan amount.

Interest charged on a loan accrues daily.  We charge interest on the full loan amount, including all unpaid interest.  Interest is due on each Contract Anniversary or when the loan is paid back, whichever comes first.  If interest is not paid when due, we will increase the loan amount by any unpaid interest.  We charge interest at an effective annual rate of 3% for standard loans.

On and after the 10th Contract Anniversary, all new and existing loans will be considered preferred loans.  Preferred loans are charged interest at an effective annual rate of 2.05%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Variable Investment Options, the Fixed Rate Option, and/or the Long Term Fixed Rate Option, as applicable.  Unless you ask us to take the loan amount from specific investment options, and we agree, the reduction will be made in the same proportions as the value in each Variable Investment Option, the Fixed Rate Option, and the Long Term Fixed Rate Option bears to the total value of the Contract.  While a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund.  It will be credited with interest at an effective annual rate of 2%.  Generally on each Monthly Date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly Date.

The Contract Debt is the amount of all outstanding loans plus any interest accrued, but not yet due.  If, on any Monthly Date, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges, the Contract will go into default.  If the contract goes into default, we will mail you a notice stating the amount needed to keep the contract in-force.  That amount will equal a premium which we estimate will keep the contract in-force for three months from the date of default.  We grant a 61-day grace period from the date we mail the notice to pay the amount. If you send us a payment during the grace period and we receive it after a Monthly Date has occurred, we will credit interest to the Contract Fund from the date your Contract went into default to the date we received your payment, and then return to crediting interest on subsequent Monthly Dates.  If the Contract lapses or is surrendered, the amount of unpaid Contract Debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract.  Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the Internal Revenue Service.  See LAPSE AND REINSTATEMENT and Tax Treatment of Contract Benefits - Pre-Death Distributions.

If your Contract includes the Overloan Protection Rider and you meet the requirements to exercise the rider, you may have protection against lapse due to excessive Contract Debt.  See Overloan Protection Rider.

No persistency credit will be calculated on the amount of any Contract loans.  See Persistency Credit.

Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate.  Distributions are subject to income tax.  Were the Internal Revenue Service to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract’s loan provisions, but cannot guarantee that such efforts would be successful.

Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income.  See Tax Treatment of Contract Benefits.

Any Contract Debt will directly reduce a Contract's Cash Surrender Value and will be subtracted from the Death Benefit to determine the amount payable.  In addition, even if the loan is fully repaid, it may have an effect on future Death Benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options.  The longer the loan is outstanding, the greater the effect is likely to be.  The effect could be favorable or unfavorable.  If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made.  If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

Loan repayments are applied to reduce the total outstanding Contract Debt, which is equal to the principal plus accrued interest.  Interest accrues daily on the total outstanding Contract Debt, and making a loan repayment will reduce the amount of interest accruing.

Loan repayments will be applied towards the loan according to when they are received.  Loan interest is due on your Contract Anniversary.  If we receive your loan repayment within 21 days prior to your Contract Anniversary, we will apply the repayment towards interest due.  Any loan repayment amount exceeding the interest due is applied towards the existing principal amount.

If we receive your loan repayment at any time outside of 21 days prior to your Contract Anniversary, we will apply the repayment towards the principal amount.  For any repayment exceeding the principal amount, we will apply the remainder of the loan repayment towards the interest due.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay plus interest credits accrued on the loan since the last transaction date.  Any loan repayment amounts will also be reflected in your No-Lapse Guarantee Value.  We will apply the loan repayment to the investment allocation used for future premium payments as of the loan repayment date.  If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options.  We reserve the right to change the manner in which we allocate loan repayments.

Withdrawals

You may withdraw a portion of the Contract's Cash Surrender Value without surrendering the Contract, subject to the following restrictions.

(1)	We must receive a request for the withdrawal in Good Order at our Service Office .
(2)
Your Contract’s Cash Surrender Value after the withdrawal may not be less than or equal to zero after deducting (a) any charges associated with the withdrawal and (b) an amount that we estimate will be sufficient to cover two months of Contract Fund deductions.

(3)	The withdrawal amount must be at least $500.
(4)	The Basic Insurance Amount after withdrawals must be at least equal to the minimum Basic Insurance Amount shown in the Contract.
(5)	Your Contract must not be in-force under the provisions of the Overloan Protection Rider.

We may charge an administrative processing fee for each withdrawal of $25.   Currently, we do not charge a fee for a withdrawal.  A withdrawal may not be repaid except as a premium subject to the applicable charges.  Upon request, we will tell you how much you may withdraw.  Withdrawal of the Cash Surrender Value may have tax consequences.  See Tax Treatment of Contract Benefits.

Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal.    The withdrawal may also decrease the Basic Insurance Amount, which may result in the deduction of a surrender charge.  See Surrender Charges .  Withdrawals from a Contract with a Type B (variable) Death Benefit will not change the Basic Insurance Amount.  However, under most circumstances, withdrawals from a Contract with a Type A (fixed) Death Benefit require a reduction in the Basic Insurance Amount and Target Term Rider coverage amount (if applicable). It is possible a withdrawal from a Contract with a Type A Death Benefit will not decrease the Basic Insurance Amount if the Contract Fund has grown to the point where the base Contract’s Death Benefit has been increased as required by the Internal Revenue Code's definition of life insurance test .  See Tax Treatment of Contract Benefits .  The Target Term Rider coverage amount may require a reduction if the Death Benefit was increased to meet the definition of life insurance.  See Target Term Rider .

No withdrawal will be permitted under a Contract with a Type A (fixed) Death Benefit if it would result in a Basic Insurance Amount of less than the minimum Basic Insurance Amount shown under Contract Limitations in your Contract’s data pages.  It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract.  Before making any withdrawal that causes a decrease in Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life representative.  See Tax Treatment of Contract Benefits.

Currently, we will provide an authorization form if your withdrawal request causes a decrease in Basic Insurance Amount that results in your Contract being classified as a Modified Endowment Contract.  The authorization form will confirm that you are aware of your Contract becoming a Modified Endowment Contract if the transaction is completed.  We will complete the transaction and send a confirmation notice after we receive the completed authorization form in Good Order at a Service Office.

When a withdrawal is made, the Contract Fund is reduced by the withdrawal amount and any charges associated with the withdrawal.  An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.  Withdrawal of any portion of the Cash Surrender Value increases the risk that the Contract Fund may be insufficient to provide Contract benefits.  If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default.  Withdrawals may also affect whether a Contract is kept in-force under the Rider to Provide Lapse Protection, since withdrawals will decrease your No-Lapse Guarantee Value.  See Rider to Provide Lapse Protection.

Surrender of a Contract

You may surrender your Contract at any time for its Cash Surrender Value (referred to as Net Cash Value in the Contract) while the insured is living.  To surrender your Contract, we may require you to deliver or mail the following items in Good Order to a Service Office; the Contract, a signed request for surrender, and any tax withholding information required under federal or state law.  The Cash Surrender Value will be determined as of the end of the Valuation Period in which a surrender request is received in Good Order at a Service Office.  Surrender of a Contract may have tax consequences.  See Tax Treatment of Contract Benefits.

Additional requirements exist if you are exchanging your Contract for a new one at another insurance company.  Specifically, we require a properly signed assignment to change ownership of your Contract to the new insurer and a request for surrender, signed by an authorized officer of the new insurer.  The new insurer should submit these documents directly to us by sending them in Good Order to our Service Office.  Generally, we will pay your Contract’s cash surrender value to the new insurer within seven days after all the documents required for such a payment are received in Good Order at our Service Office.

A Contract returned during the “free-look” period shall be deemed void from the beginning, and not considered a surrender or withdrawal.

If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its Cash Surrender Value.  The Additional Amount will be equal to the surrender charge as of the date of surrender multiplied by an Additional Amount Factor.

To be eligible for the Additional Amount, the following conditions must be met:

(a)	The Contract must not be in default;
(b)	You must ask for the surrender in a signed written request;
(c)	The surrender must not be the subject of an exchange pursuant to Section 1035 of the United States Internal Revenue Code;
(d)	You must have purchased The Rider for Payment of An Additional Amount Upon Surrender (Enhanced Cash Value Rider).

The Additional Amount will not be available for Contracts that are in default at the end of the grace period and the premium required to bring the Contract out of default has not been paid.

When Proceeds Are Paid

Generally, we will pay any Cash Surrender Value, loan proceeds, or withdrawal within seven days after all the documents required for such a payment are received in Good Order at the office designated to receive that request.  The amount will be determined as of the end of the Valuation Period in which the necessary documents are received in Good Order at the office designated to receive that request.

We may delay payment of proceeds from the Variable Investment Option(s) if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

We have the right to delay payment of the Cash Surrender Value attributable to the Fixed Rate Option or the Long Term Fixed Rate Option for up to six months (or a shorter period if required by applicable law).  Where required by law, we will pay interest at the rate of 3% a year if such a payment is delayed for more than 30 days (or a shorter period if required by applicable law).

LAPSE AND REINSTATEMENT

We will determine the value of the Contract Fund on each Monthly Date.  If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, the Contract is in default, unless it remains in-force under the Limited No-Lapse Guarantee (first ten Contract years) or the Rider to Provide Lapse Protection (years eleven and after).  See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection.  Should this happen, we will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default.  A 61-day grace period will begin from the date the notice of default is mailed.  Your payment must be received or postmarked within the 61-day grace period or the Contract will end and have no value.  To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office.  A Contract that lapses with an outstanding Contract loan may have tax consequences.  See Tax Treatment of Contract Benefits.  We reserve the right to change the requirements to reinstate a lapsed Contract.

A Contract that ended in default may be reinstated within five years from the date of default, if the following conditions are met:

(a)	We receive a written request for reinstatement in Good Order at our Service Office ;
(b)	Renewed evidence of insurability is provided on the insured;
(c)	Submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for three months from the date of reinstatement; and
(d)	The Insured is living on the date the Contract is reinstated.

The reinstatement date will be the date we approve your request.  We will deduct all required charges from your payment and the balance will be placed into your Contract Fund.  If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.  If your Contract is reinstated after lapse, the Rider to Provide Lapse Protection will also be reinstated.

TAXES

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract.  It is not a complete statement of what the federal income taxes will be in all circumstances.  It is based on current law and interpretations, which may change.  It does not cover state taxes or other taxes.  It is not intended as tax advice.  You should consult your own tax adviser for complete information and advice.

Treatment as Life Insurance.  The Contract must meet certain requirements to qualify as life insurance for tax purposes.  These requirements include certain definitional tests and rules for diversification of the Contract’s investments.  For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests:  (1) Cash Value Accumulation Test or (2) Guideline Premium Test.  At issue, the Contract Owner chooses which of these two tests will apply to their Contract.  This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of Death Benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's Death Benefit may increase as the Contract Fund value increases.  The Death Benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable Attained Age factor.  Attained Age factors under the Cash Value Accumulation test vary based on the Attained Age, sex, and smoker classification of the insured.  For example, the Attained Age factors for a male, age 55, with a Non-Smoker Plus underwriting classification and with no extra risk or substandard ratings, range from 2.46 in the first year to 1.00 at age 122.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the Death Benefit.  In addition, there is a minimum ratio of Death Benefit to cash value associated with this test.  This ratio, however, is less than the required ratio under the Cash Value Accumulation Test.  Therefore, the Death Benefit required under this test is generally lower than that of the Cash Value Accumulation Test.  The Attained Age factors under the Guideline Premium test are based on the Attained Age of the insured.  For example, the Attained Age factors for an insured age 55 range from 1.50 in the first year to 1.00 at age 95.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract.  In addition, the Guideline Premium Test is required for the definition of life insurance if you choose to have the Overloan Protection Rider.  See Overloan Protection Rider.  You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes.

Generally speaking, this means that:

•	you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract, or if the Contract lapses or is surrendered, and

•	the Contract's Death Benefit will generally be income tax free to your beneficiary. However, your Death Benefit may be subject to estate taxes, and

•	we may refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract Owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions.  The tax treatment of any distribution you receive before the insured’s death depends on whether the Contract is classified as a Modified Endowment Contract.

The Contract may not qualify as life insurance under federal tax law after the Insured has attained age 100 and may be subject to adverse tax consequences. A tax advisor should be consulted before you choose to continue the Contract after the insured reaches age 100.

Contracts Not Classified as Modified Endowment Contracts

•
If you surrender the Contract or allow it to lapse, you will be taxed on the amount you received in excess of the premiums you paid less the untaxed portion of any prior withdrawals.  For this purpose, you will be treated as receiving any portion of the Cash Surrender Value used to repay Contract Debt. In other words, you will immediately have taxable income to the extent of gain in the Contract.  Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the Internal Revenue Service.  The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

•
Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals.  However, under some limited circumstances, in the first 15 Contract Years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

•	Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

•
Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax.  However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract’s crediting rate.  Were the Internal Revenue Service to take this position, we would take reasonable steps to avoid this result, including modifying the Contract’s loan provisions.

Modified Endowment Contracts

•
The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed).  We will notify you if a premium or a change in Basic Insurance Amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options.  You should first consult a tax adviser and your Pruco Life representative if you are contemplating any of these steps.

•
If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income.  An assignment of a Modified Endowment Contract is taxable in the same way.  These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

•
Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity.  It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

•	All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular Variable Investment Options without causing you, instead of us, to be considered the owner of the underlying assets.  Because of this uncertainty, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as life insurance for tax purposes.  Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

Withholding.  You must affirmatively elect that no taxes be withheld from a pre-death distribution.  Otherwise, the taxable portion of any amounts you receive will be subject to withholding.  You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number.  You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations.  If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences.  If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences.  Deductions for interest paid or accrued on Contract Debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied.  Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance.  If a business, rather than an individual, is the owner of the Contract, there are some additional rules.  Business Contract Owners generally cannot deduct premium payments.  Business Contract Owners generally cannot take tax deductions for interest on Contract Debt paid or accrued after October 13, 1995.  An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons.  The interest deduction for Contract Debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person.  The corporate alternative minimum tax also applies to business-owned life insurance.  This is an indirect tax on additions to the Contract Fund or Death Benefits received under business-owned life insurance policies.

For business-owned life insurance coverage issued after August 17, 2006, Death Benefits will generally be taxable as ordinary income to the extent it exceeds cost basis.  Life insurance Death Benefits will continue to be generally income tax free if, prior to policy issuance, the employer provided a prescribed notice to the proposed insured/employee, obtained the employee's consent to the life insurance, and one of the following requirements is met: (a) the insured was an employee at any time during the 12-month period prior to his or her death; (b) the insured was a director or highly compensated employee or individual (as defined in the Code) at the time the policy was issued; or (c) the Death Benefits are paid to the insured's heirs or his or her designated beneficiaries (other than the employer), either directly as a Death Benefit or received from the purchase of an equity (or capital or profits) interest in the applicable policyholder.  Annual reporting and record keeping requirements will apply to employers maintaining such business-owned life insurance.

DISTRIBUTION AND COMPENSATION

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract.  Prusec, organized on September 22, 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). (Prusec is a successor company to Pruco Securities Corporation, established on February 22, 1971.)  Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102.  Prusec serves as principal underwriter of the individual variable insurance Contracts issued by us.  The Contract is sold through broker-dealers authorized by Prusec and applicable law to do so, and may also be sold by registered representatives of Prusec.  Prusec received gross distribution revenue for its variable life insurance products of $81,216,863 in 2014, $58,142,132 in 2013, and $56,178,356 in 2012.  Prusec passes through the gross distribution revenue it receives to broker-dealers for their sales and does not retain any portion of it in return for its services as distributor for the Contracts.  However, Prusec does retain a portion of compensation it receives with respect to sales by its representatives.  Prusec retained compensation of $2,359,868 in 2014, $2,192,800 in 2013, and $2,168,552 in 2012.  Prusec offers the Contract on a continuous basis.

Compensation (commissions, overrides, and any expense reimbursement allowance) is paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules.  The individual representative will receive all or a portion of the compensation, depending on the practice of the firm.  The amount of compensation we pay varies, depending upon, among other factors, the product type and the features and/or riders that are attached to the Contract.  Compensation paid in respect of this product may exceed compensation payable in respect to comparable products or carriers.  Moreover, certain Contract features or riders may involve commissions or compensation that differ from compensation payable in respect of “base” or standard contractual features.

Compensation is based on a premium value known as the Commissionable Target Premium (referred to as “Premium Allocation Amount” in the Contract’s data pages).  The Commissionable Target Premium will vary by issue age, sex, underwriting classification, and any riders selected by the Contract Owner, with the exception of the Target Term Rider.

We pay significantly lower compensation on a Contract with a Target Term Rider than on an all base Contract with the same initial Death Benefit and premium payments because the Target Term Rider is not used in the determination of the Commissionable Target Premium.

Broker-dealers can receive compensation at a rate of 114% of premiums received in the first 36 months, provided the paid premiums have not reached the Commissionable Target Premium (CTP) established for the first Contract Year.  When paid premium exceeds the CTP established for the first Contract Year, broker-dealers can receive compensation at a rate of up to 5% in Contract Years 2-10 on CTP established for each Contract Year.  Broker-dealers can receive compensation of up to 3.76% on premium payments received in excess of the CTP in Contract Year one, and up to 3.75% on premiums paid in excess of CTP in Contract Years 2 through 10.  No compensation is payable beyond Contract Year 11.

Agents who sell this Contract are members of firms that in turn are stockholders of M Financial Group.  As a stockholder, the agent’s firm (a “Member Firm”) shares in the profits of M Financial Group via periodic stock dividends.

M Financial Group also maintains an incentive compensation plan, to which it annually distributes to Member Firms or their agents, most of M Financial Group’s consolidated net profits.  Generally, distributions under the plan are averaged among the various Member Firms, lines of business, and cost centers of M Financial Group.  However, a significant portion of the plan distributions are made in proportion to the revenue that a Member Firm generates.

Distributions of dividends and incentive compensation by M Financial Group to Member Firms, or their selling agents, are in addition to compensation paid by Prusec to authorized broker-dealers.  Many Member Firms remit these distributions to their owners or individual agents, and in some cases, in proportion to the amount of business they generate.

Override commissions received by M Financial Group could indirectly provide incentives to agents to recommend this product over similar products or services that do not produce override commissions paid to M Financial Group.

Potential reinsurance profits received by M Financial Group could also indirectly provide incentives to agents to recommend this product over similar products or services that do not result in reinsurance profits for M Financial Group.

Prusec registered representatives who sell the Contract are also our life insurance agents, and may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we or our affiliates offer, such as conferences, trips, prizes and awards, subject to applicable regulatory requirements.  In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses.

In addition, in an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s selling agents), we or Prusec may enter into compensation arrangements with certain broker-dealer firms authorized by Prusec to sell the Contract, or branches of such firms, with respect to certain or all selling agents of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and/or administrative and/or other services they provide to us or our affiliates.

To the extent permitted by applicable rules, laws, and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.  These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms.  You should note that firms and individual registered representatives, selling agents, and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

M Financial Group or its subsidiaries receive fees payable in respect of underlying investment options from some of the Funds that are investment options under this Contract, or from a Fund’s investment adviser or Portfolio manager, to the extent you allocate cash value to that Fund.  In addition, M Financial Investment Advisers, Inc., an affiliate of M Financial Group, is the investment adviser to certain of the Funds and receives investment advisory fees with respect to assets invested in those Funds.  Fees payable to M Financial Group in respect of assets allocated to one Fund may exceed fees payable in respect of assets placed in another Fund.

A list of the names of the firms (or their affiliated broker/dealers) that we are aware of (as of December 31, 2014) that received payment or accrued a payment amount with respect to variable product business during 2014 may be found in the Statement of Additional Information.  The least amount paid or accrued and the greatest amount paid or accrued during 2014 were $2.00 and $5,383,568, respectively.

While compensation is generally taken into account as an expense in considering the charges applicable to a variable life insurance product, any such compensation will be paid by us, and will not result in any additional charge to you or to the Separate Account.  Your registered representative, broker-dealer, or an affiliate authorized to sell this Contract, can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

LEGAL PROCEEDINGS

Pruco Life is subject to legal and regulatory actions in the ordinary course of our business.  Pending legal and regulatory actions include proceedings specific to Pruco Life and proceedings generally applicable to business practices in the industry in which we operate.  Pruco Life is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers.  Pruco Life is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of the pending legal and regulatory actions, plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.  In addition, Pruco Life, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus.  In some of Pruco Life’s pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages.  The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

Pruco Life establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated.  For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed.  As of December 31, 2014, the aggregate range of reasonably possible losses in excess of accruals established is not currently estimable.  Pruco Life reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

Pruco Life’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted.  It is possible that Pruco Life’s results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period.  In light of the unpredictability of Pruco Life’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life’s financial position.  Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on: the Separate Account; the ability of Pruco Securities to perform its contract with the Separate Account; or Pruco Life's ability to meet its obligations under the Contracts.

FINANCIAL STATEMENTS

Our audited consolidated financial statements are shown in the Statement of Additional Information and should be considered only as bearing upon our ability to meet its obligations under the Contract.  The Account’s audited financial statements are available in the Statement of Additional Information to this prospectus.

ADDITIONAL INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus.  This prospectus does not include all the information set forth in the registration statement.  Certain portions have been omitted pursuant to the rules and regulations of the SEC.  The omitted information may, however, be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by telephoning (202) 551-8090, upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household ("householding"), in lieu of sending a copy to each Contract Owner that resides in the household.  You should be aware that you can revoke or "opt out" of householding at any time by calling 1-877-778-5008.

Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 and Rule 159 thereunder, Pruco Life delivers this prospectus to Contract Owners that reside outside of the United States.

You may contact us for further information at the address and telephone number inside the front cover of this prospectus.  For service or questions about your Contract, please contact our Service Office at the phone number on the back cover, or at P.O. Box 7390, Philadelphia, Pennsylvania 19176.

Cyber Security Risks
We provide more information about cyber security risks associated with this Contract in the Statement of Additional Information.

DEFINITIONS OF SPECIAL TERMS
USED IN THIS PROSPECTUS

Accumulated Net Payments - The actual premium payments you make, accumulated at an effective annual rate of 3%, less any withdrawals you make, also accumulated at an effective annual rate of 3%.

Additional Amount - An amount equal to the Contract’s surrender charge multiplied by an Additional Amount Factor, which may be payable if you surrender the Contract while it is in-force and the conditions described in Surrender of a Contract, are met.

Attained Age - The insured's age on the Contract Date plus the number of years since then.

Basic Insurance Amount - The total amount of life insurance as shown in the Contract. Does not include any riders that may be attached to the Contract,

Cash Surrender Value - The amount payable to the Contract Owner upon surrender of the Contract.  It is equal to the Contract Fund minus any Contract Debt and minus any applicable surrender charge plus any Additional Amount upon surrender.  Also referred to in the Contract as “Net Cash Value.”

Contract - The variable universal life insurance Contract described in this prospectus.

Contract Anniversary - The same date as the Contract Date in each later year.

Contract Date -The date the Contract is effective, as specified in the Contract.

Contract Debt - The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund - The total amount credited to a specific Contract.  On any date it is equal to the sum of the amounts in all the Variable Investment Options, the Fixed Rate Option, and the Long Term Fixed Rate Option, and the principal amount of any Contract Debt plus any interest earned thereon.

Contract Owner - You.  Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract Year - A year that starts on the Contract Date or on a Contract Anniversary.

Death Benefit - If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract Debt.

Fixed Rate Option/Long Term Fixed Rate Option - Investment options under which interest is accrued daily at a rate that we declare periodically, but not less than an effective annual rate of 2%.  Also referred to in the Contract as “fixed investment options.”

Fund/Portfolio/Variable Investment Options - These are terms that may be used interchangeably and represent the underlying investments held in the Separate Account which you may select for your Contract.

Good Order - An instruction utilizing such forms, signatures, and dating as we require, which is sufficiently clear and complete and for which we do not need to exercise any discretion to follow such instructions.

Monthly Date - The Contract Date and the same date in each subsequent month.

Payment Office - The office at which we process premium payments, loan payments, and payments to bring your Contract out of default.  Your correspondence will be picked up at the address on your bill to which you are directed to send these payments and then delivered to our Payment Office.  For items required to be sent to our Payment Office, your correspondence is not considered received by us until it is received at our Payment Office.  Where this Prospectus refers to the day when we receive a premium payment, loan payment or a payment to bring your Contract out of default, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in Good Order at our Payment Office.  There are two main exceptions: if the item is received at our Payment Office (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Pruco Life Insurance Company - Pruco Life, us, we, our.  The company offering the Contract.

Sales Load Target Premium - A premium that is used to determine sales load based on issue age and rating class of the insured, and any extra risk charges or riders, if applicable.

Separate Account - Amounts under the Contract that are allocated to the Funds held by us in a Separate Account called the Pruco Life Variable Universal Account (the "Account" or the "Registrant"). The Separate Account is set apart from all of our general assets. Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business Pruco Life conducts.

Service Office - The office at which we process allocation change requests, withdrawal requests, surrender requests, transfer requests, ownership change requests and assignment requests.  Correspondence with our Service Office should be sent to P.O. Box 7390, Philadelphia, Pennsylvania 18176.  Your correspondence will be picked up at this address and then delivered to our Service Office.  For requests required to be sent to our Service Office, your request is not considered received by us until it is received at our Service Office.  Where this Prospectus refers to the day when we receive a request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in Good Order at our Service Office or via the appropriate telephone number, fax number, or website if the item is a type we accept by those means.  There are two main exceptions: if the request is received (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Valuation Period - The period of time from one determination of the value of the amount invested in a Variable Investment Option to the next. Such determinations are made when the net asset values of the Variable Investment Options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

To Learn More About M PremierSM VUL Protector®

The Statement of Additional Information (SAI) is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. 333- 205092 .  The SAI contains additional information about the Pruco Life Variable Universal Account.  All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Information on the operation of the public reference room may be obtained by calling the Commission at (202) 551-8090.  The SEC also maintains a Web site (http://www.sec.gov) that contains the M PremierSM VUL Protector® SAI, material incorporated by reference, and other information about us.  Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You can call us at 1-800- 782-5356 to ask us questions, request information about the Contract, and obtain copies of the SAI and personalized illustrations, without charge, or other documents.  You can also view the SAI located with the prospectus at www.prudential.com/eprospectus, or request a copy by writing to us at:

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

Investment Company Act of 1940: Registration No. 811-05826

Appendix A: State Availability or Variations of Certain Features and Riders

State	Rider or Feature	Availability or Variation
CA	Allocation of Premiums Transfers/Restrictions on Transfers
The sections Allocation of Premiums and Transfers/Restrictions on Transfers are modified to include the following:

If you are age 60 or older at issue, unless you ask us otherwise, we will allocate all net premiums into the Money Market investment option until 30 days after you receive this Contract. At the end of that day (unless you ask us otherwise) we will re-allocate the amount in the Money Market investment option in accordance with your current premium allocation.

CA	Canceling the Contract (“Free-Look”)
The section Canceling the Contract is modified to include the following:

If you are age 60 or older at issue, you may return the Contract for a refund within 30 days after you receive it.  Your refund amount will depend on whether or not you directed us to allocate your invested premium outside of the Money Market investment option during this period.

If you did not direct us to allocate net premiums outside of the Money Market investment option, you will receive a refund of all premium payments made and any charges deducted or fees paid, less any applicable federal and/or state income tax withholding.

If you did direct us to allocate net premiums outside of the Money Market investment option, you will receive a refund of the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or fees paid, less any applicable federal and/or state income tax withholding.

A Contract returned according to this provision shall be deemed void from the beginning.

CA	Enhanced Disability Benefit Rider	Not available.
CT	Exchange of Contract
Within eighteen months of the issue date, you may exchange this Contract for a new contract of fixed benefit insurance on the insured's life.  You will not have to prove to us that the insured is insurable.  When we use the term “new contract” we mean the contract for which this Contract may be exchanged.

Your right to make this exchange is subject to all these conditions: (1) You must ask for the exchange in writing . (2) You must surrender the Contract to us. (3) We must have your request in Good Order and the Contract at our Service Office while the Contract is in-force and has not lapsed. (4) You must pay back any Contract debt under this contract, to the extent it may exceed the loan value of the new contract. (5) You must pay any other charges required for the exchange.

The exchange date will be the later of: (1) the date we receive the Contract and your request in Good Order at our Service Office; and (2) the date we receive the payment, if any, required for the exchange. The new contract will take effect on the exchange date only if the insured is then living.  If the new contract takes effect, the Contract will end just before the exchange date.

The new contract will be a fixed benefit individual life plan we or our parent company, The Prudential Insurance Company of America, would regularly issue on that date for the same rating class, amount, issue age and sex.  It will have a Basic Insurance Amount equal to the Basic Insurance Amount of this one.  It will have the same Contract date and issue age as this Contract and be in the same rating class.

There will be a charge or allowance for the exchange.  We compute two amounts, A  and B, as described below.  If A exceeds B, then the difference is the charge we require for the exchange.  If B exceeds A, then the difference is the allowance we grant for the exchange.

• A is the accumulation, at 6%, of the new contract's premium from their due dates to  the exchange date.
• B is this Contract's Cash Surrender Value on the exchange date plus the premium adjustments and monthly charges deducted under this Contract for the Contract and any benefit that is in both contracts.

CT	Living Needs BenefitSM Rider
The Nursing Home Option is not available.

Only a partial acceleration of the Death Benefit is allowed.  The maximum amount that may be accelerated is 75%.

Certification of Terminal Illness can be performed by a licensed physian or Advanced Practice Registered Nurse.

The following sentence is deleted:

“No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit.”

The definition of Licensed Health Care Practitioner in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS   includes Advanced Practice Registered Nurse.

DC	Living Needs BenefitSM Rider	The Nursing Home Option is not available.
FL	Living Needs BenefitSM Rider	Fee for exercising the rider is $100. The Nursing Home Option is not available.
KY	Living Needs BenefitSM Rider
The Living Needs Benefit allows you to elect to receive an accelerated payment of all of the Contract's Death Benefit, adjusted to reflect current value.  Partial acceleration of the Death Benefit is not allowed.

MA	Accidental Death Benefit Rider	Not available.
MA	Living Needs BenefitSM Rider	The Nursing Home Option is not available.
MI	Living Needs BenefitSM Rider	The Nursing Home Option is referred to as “Option A” and the Terminal Illness Option is referred to as “Option B.”
MN	Living Needs BenefitSM Rider	Unless converting from a Contract with an existing rider, the rider is not available for the first Contract Year for insureds 65 and older.
MT	Unisex Rates	Unisex rates apply. Any reference to sex throughout the prospectus is not applicable.
ND	Suicide Exclusion
Generally, if the insured, whether sane or insane, dies by suicide within one year from the Contract Date, the Contract will end and we will return the premiums paid, less any Contract Debt, and less any withdrawals.

NM	Accidental Death Benefit Rider	A death resulting from injury must occur no more than 180 days after the injury.
OH	Living Needs BenefitSM Rider
The Living Needs Benefit allows you to elect to receive an accelerated payment of all of the Contract's Death Benefit, adjusted to reflect current value.  Partial acceleration of the Death Benefit is not allowed.

PA	Accidental Death Benefit Rider	The following sentence is deleted: “A death resulting from injury must occur no more than 90 days after the injury.”
OR	Accidental Death Benefit Rider	A death resulting from injury must occur no more than 180 days after the injury.
UT	Accidental Death Benefit Rider	A death resulting from injury must occur no more than 180 days after the injury.
WA	Accidental Death Benefit Rider	A death resulting from injury must occur no more than one year after the injury.
WA	Living Needs BenefitSM Rider	Not available.

STATEMENT OF ADDITIONAL INFORMATION

The Date of this Statement of Additional Information and of the related prospectuses is September X, 2015.

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT (THE ACCOUNT)

M PremierSM VUL Protector®

AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT

This Statement of Additional Information is not a prospectus.  Please review the M PremierSM VUL Protector® prospectus (the “prospectus”), which contains information concerning the Contracts described above.  You may obtain a copy of the prospectus without charge by calling us at 1-800-944-8786.  You can also view the Statement of Additional Information located with the prospectus at www.prudential.com/eprospectus, or request a copy by writing to us.

The defined terms used in this Statement of Additional Information are as defined in the prospectus.

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

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GENERAL INFORMATION AND HISTORY

Description of Pruco Life Insurance Company

Pruco Life Insurance Company ("Pruco Life", “us”, “we”, or “our”) is a stock life insurance company, organized on December 23, 1971 under the laws of the State of Arizona.  It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.  Pruco Life’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

Control of Pruco Life Insurance Company

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded on October 13, 1875, under the laws of the state of New Jersey.  Prudential is a wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering a wide range of insurance, investment management, and other financial products and services.  The principal Executive Office each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102.

As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential.  However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the Contract.

State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition.  It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

We maintain all records and accounts relating to the Account at our principal Executive Office.  As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Services and Third Party Administration Agreements

Pruco Life and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential.  Pruco Life reimburses Prudential for its costs in providing such services.  Under this Agreement, Pruco Life has reimbursed Prudential $86,644,753 in 2014, $46,570,355 in 2013, and $35,198,133 in 2012, of which the life business accounted for $23,446,978, $5,619,900, and $4,197,463, respectively.

Prudential furnishes Pruco Life the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account.  As soon as the Pruco Life death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks.

Our individual life reinsurance treaties covering M PremierSM VUL Protector® Contracts provide for the reinsurance of the mortality risk on a Yearly Renewable Term basis.  Reinsurance is on a first-dollar quota share basis, with Pruco Life retaining 10% of the face amount, up to a limit of $100,000 per Contract, and the remainder is reinsured by Prudential.  Prudential then reinsures some portion of this business with various reinsurers.

TransCentra, Inc. ("TransCentra"), formerly, Regulus Group, LLC, is a billing and payment services provider for Prudential, Pruco Life Insurance Company ("Pruco Life"), and Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). TransCentra received $1,718,271 in 2014, $1,857,429 in 2013, and $2,043,400 in 2012 from Prudential for services rendered.  TransCentra's principal business address is 4855 Peachtree Industrial Blvd, STE 245, Norcross, GA 30092.

Cyber Security

With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, we are susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of products with certain features, including those with automatic asset transfer or re-allocation strategies, and by our employment of complex investment, trading and hedging programs.  Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.

Cyber security failures or breaches that could impact us and our Contract Owners, whether deliberate or unintentional, could arise not only in connection with our own administration of the Contract, but also with entities operating the Contract’s underlying funds and with third-party service providers to us.  Cyber security failures originating with any of the entities involved with the offering and administration of the Contract may cause significant disruptions in the business operations related to the Contract.  Potential impacts may include, but are not limited to, potential financial losses under the Contract, your inability to conduct transactions under the Contract and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Contract and/or the net asset value (NAV) with respect to an underlying fund, and disclosures of your personal or confidential account information.

In addition to direct impacts to you, cyber security failures of the type described above may result in adverse impacts to us, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by us may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by us in enhancing and upgrading computer systems and systems security following a cyber security failure.

The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, and others continue to pose new and significant cyber security threats. Although we, our service providers, and the underlying funds offered under the Contract may have established business continuity plans and risk management systems to mitigate cyber security risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against.  Furthermore, we cannot control or assure the efficacy of the cyber security plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.

INITIAL PREMIUM PROCESSING

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium in Good Order.

Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable.  The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made.  A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective Contract Owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement.  Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date specified in the Contract.  This date is used to determine the insurance age of the proposed insured.  It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates.  It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application.  If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued.  If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above.  The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received in Good Order.

If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received in Good Order from the Contract Owner and the Contract is delivered.

There is one principal variation from the foregoing procedure.  If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted immediately after the net premium has been applied to the Contract Fund.

ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females.  Thus, premiums and benefits differ under Contracts issued on males and females of the same age.  However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female.  In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

How a Type A (Fixed) Contract's Death Benefit Will Vary

There are two types of Death Benefit available under the Contract:  (1) Type A, a generally fixed Death Benefit; and (2) Type B, a variable Death Benefit.  The Type A (fixed) Death Benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance, and the Type B (variable) Death Benefit varies with investment performance.

Under the Type A (fixed) Contract, the Death Benefit is generally equal to the Basic Insurance Amount, before the reduction of any Contract Debt.  If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where we will increase the Death Benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

Assuming no Contract Debt, the Death Benefit of a Type A (fixed) Contract will always be the greater of:

(1)	the Basic Insurance Amount; and
(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the Attained Age factor that applies.

A listing of Attained Age factors can be found on your Contract’s data pages.  The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.  Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates at different ages how the Attained Age factor affects the Death Benefit for different Contract Fund amounts.  The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract Debt.

Type A (Fixed) Death Benefit

If		Then
The insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$ 25,000 $ 75,000 $100,000	4.04 4.04 4.04	101,000 303,000 404,000	$250,000 $303,000* $404,000*
60 60 60	$ 75,000 $125,000 $150,000	2.11 2.11 2.11	158,250 263,750 316,500	$250,000 $263,750* $316,500*
80 80 80	$150,000 $200,000 $225,000	1.32 1.32 1.32	198,000 264,000 297,000	$250,000 $264,000* $297,000*
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test.  These figures are based on the 2001
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the Death Benefit will be $316,500, even though the Basic Insurance Amount is $250,000.  In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $2.11.  We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund.  If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under the Type B (variable) Contract, while the Contract is in-force, the Death Benefit will never be less than the Basic Insurance Amount, before the reduction of any Contract Debt, but will also vary immediately after it is issued, with the investment results of the selected Variable Investment Options.  The Death Benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

Assuming no Contract Debt, the Death Benefit of a Type B (variable) Contract will always be the greater of:

(1)	the Basic Insurance Amount plus the Contract Fund before the deduction of any monthly charges due on that date; and
(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the Attained Age factor that applies.

For purposes of computing the Death Benefit, if the Contract Fund is less than zero, we will consider it to be zero.  A listing of Attained Age factors can be found on your Contract’s data pages.  The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law.  Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various Attained Age factors and Contract Funds and the corresponding Death Benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract Debt.

Type B (Variable) Death Benefit

If		Then
The insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$ 25,000 $ 75,000 $100,000	4.04 4.04 4.04	101,000 303,000 404,000	$275,000 $325,000 $404,000*
60 60 60	$ 75,000 $125,000 $150,000	2.11 2.11 2.11	158,250 263,750 316,500	$325,000 $375,000 $400,000
80 80 80	$150,000 $200,000 $225,000	1.32 1.32 1.32	198,000 264,000 297,000	$400,000 $450,000 $475,000
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test.  These figures are based on the 2001
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the Death Benefit will be $404,000, even though the Basic Insurance Amount is $250,000.  In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $4.04.  We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund.  If we exercise this right, in certain situations it may result in the loss of the Limited No-Lapse Guarantee.

Reports to Contract Owners

Once each year, we will send you a statement that provides certain information pertinent to your Contract.  This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

UNDERWRITING PROCEDURES

When you express interest in obtaining insurance from us, you may apply for coverage in one of two ways, via a paper application or through our Worksheet process.  When using the paper application, a registered representative completes a full application and submits it to our underwriting unit to commence the underwriting process.  A registered representative may be an agent/broker who is a representative of Pruco Securities, LLC (“Prusec”), a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

When using the Worksheet process, a registered representative typically collects enough applicant information to start the underwriting process.  The representative will submit the information to our New Business Department to begin processing, which includes scheduling a direct call to the applicant to obtain medical information, and to confirm other data.

Regardless of which of the two underwriting processes is followed, once we receive the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding our willingness to accept the risk, and the price at which we will accept the risk.  We will issue the Contract when the risk has been accepted and priced.

ADDITIONAL INFORMATION ABOUT CHARGES

Charges for Increases in Basic Insurance Amount

Increases in the Basic Insurance Amount are not allowed.

ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT

When your Contract is in default, no part of your Contract Fund is available to you.  Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options.  In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated or increase the amount of your insurance by increasing the Basic Insurance Amount of the Contract.

DISTRIBUTION AND COMPENSATION

In an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), we or Prusec may enter into compensation arrangements with certain broker-dealer firms authorized by Prusec to sell the Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates.

To the extent permitted by applicable rules, laws, and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.  These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms.  You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

Pruco Life makes these promotional payments directly to or in sponsorship of the firm (or its affiliated broker/dealers).  Examples of arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives.  The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

The list below provides the names of the firms (or their affiliated broker/dealers) that we are aware of (as of December 31, 2014) that received payment or accrued a payment amount with respect to variable product business during 2014.  The least amount paid or accrued and the greatest amount paid or accrued during 2014 were $2.00 to $5,383,568, respectively.

Name of Firms:

1st Global Capital Corporation; 1st Global Ins Svs Inc; 1ST Global Insurance Agency of MA Inc; 3 Mark Equities Inc; Agency Services of Ar ; Allied Beacon Partners Inc; Allstate Financial Services LLC; Amerian General Ins Agcy Inc; American Equity Investment Corporation; American Express Ins Agency of MA Inc; American Express Ins Agency of TX; American Independent Securities Group LLC; American Investors CO; American Portfolios Fin Svcs INC; Ameriprise Financial Services Inc; Ameritas Investment Corp; Aon Consulting Inc; Arlington Securities Inc; Arque Capital Ltd; Arvest Insurance Inc; Associated Securities Corp; Associates Diversified Brokerage Inc; Ausdal Financial Partners Inc; Axa Network Ins Agcy of MA LLC; Axa Network LLC; Ayco Services Ins Agcy Inc; Baird Insurance Services Inc; BB & T Insurance Services Inc; BBVA Compass Insurance Agency Inc; BCG Securities Inc; Beaconsfield Financial Services; Benefit Funding Services LLC; Berthel Fisher & Co Fin Svcs Inc; Broker Dealer Financial Services; Brokers International Financial Services; Brooklight Place Securities Inc; Cabot Lodge Securities LLC; Cadaret Grant & Co Inc; Cadaret Grant Ins Agency of Ohio Inc; Calton & Associates Inc; Cambridge Investment Research Inc; Capital Financial Services Inc; Capital Investment Group Inc; Capital Management Systems LLC; Capital Synergy Partners Inc; Cbiz Benefits & Ins Svs Inc; CC Services Inc; CCO Investment Services Corp; Centara Capital Securities Inc; Centaurus Financial Inc; Centaurus Texas Inc; Centerre Capital LLC; Ces Insurance Agency Inc; Cetera Advisor Networks Insurance Services LLC; Cetera Advisor Networks LLC; Cetera Advisors Insurance Services LLC; Cetera Advisors LLC; Cetera Financial Specialist LLC; Cetera Investment Services LLC; Cfd Investments INC; Chase Insurance Agency; Citigroup Global Markets Inc; Citigroup Life Agency LLC; Clark Consulting Inc; Clark Securities Inc; Client One Securities LLC; CMS Investment Resources LLC; Comerica Insurance Services Inc; Comprehensive Asset Management; Comprehensive Brokerage Services Inc; Coordinated Capital Securities; CPS Financial & Insurance Services Inc; Crown Capital Insurance Agency LLC; Crown Capital Securities LP; Curtis Insurance LLC; Cuso Financial Services Inc; Cutter & Company Brokerage Inc; Delta Trust Insurance Agency Inc; Dempsey Fin Network Inc; Edward D Jones & Co LP; Edward Jones Ins Agcy of Ca LLC; Edward Jones Ins Agcy of MA LLC; Edwin C Blitz Investments Inc; Enterprise General Ins Agency Inc; Enterprise Securities Company; Equity Services Inc; Essex Financial Services Inc; Executive Ins Agency Inc; Executive Services Securities LLC; Farmers Financial Solutions; Fasi of TX Inc; FBL Marketing Services LLC; Fifth Third Insurance Agency Inc; Fifth Third Securities Inc; Financial Telesis Inc; Financial West Group; Fintegra LLC; First Allied Securities Inc; First Asset Financial Inc; First Brokerage America LLC; First Dakota Inc; First Heartland Capital Inc; First State Financial Mgmt Inc; FNBB Capital Markets LLC; Foothill Securities Inc; Forthright Agency of AZ Inc; Forthright Agency of NJ Inc; Forthright Agency of Ohio Inc; Forthright Ins Agcy Inc of MA; Fortune Financial Services Inc; Fortune Securities Inc; Founders Financial Securities LLC; FPCM Securities LLC; FSC Agency of Texas Inc; FSC Insurance Agency of OH; FSC Securities; Geneos Wealth Management Inc; Girard Securities Inc; Global Link Securities Inc; Gradient Securities LLC; Guardian Inv Svs Corp; GWN Securities Inc; H Beck Inc; H D Vest Insurance Agency LLC; H&R Block Financial Advisors Inc; Hancock Securities Group LLC; Hantz Agency LLC; Hantz Financial Services Inc; Harbor Financial Services LLC; Harbour Investments Inc; HD Vest Investment Securities Inc; Heartland Investment Associates Inc; Hereford Insurance Agency Inc; Herndon Plant Oakley Ins Agcy LLC; Horan Securities Inc; Hornor Townsend & Kent; Huntington Investment Company; Huntleigh Securities Corp; HWG Ins Agency Inc; IBN Financial Services Inc; ICC Insurance Agcy Inc; IMS Insurance Agency Inc; IMS Securities Inc; Independent Financial Group Inc; ING Financial Partners; Intercontinental Agency LLC; Interlink Securities Corp; Intersecurities Insurance Agency; Intervest International Inc; Intervest Internat'l Equities Corp; Invest Fin Corp Ins Agcy Inc of IL; Invest Financial Corporation; Investment Center Inc; Investment Planners Inc; Investment Professionals Inc; Investors Security Company Inc; ISI Insurance Agency Inc; J J B Hilliard W L Lyons LLC; J P Turner & Company LLC; J W Cole Financial Inc; J.W. Cole Insurance Services Inc; Janney Montgomery Scott LLC; JJB Hilliard W L Lyons Inc; KCD Financial; KCG Securities LLC; KCL Service Company of Texas; Key West Insurance Services Inc; Keycorp Insurance Agency USA Inc; KFG Enterprises Inc; KMS Financial Services; Kovack Securities Inc; L M Kohn & CO; LA Salle Street Securities Inc; Larson Financial Group LLC; LaSalle St Securities LLC; Leaders Group Inc; Legend Equities Corp; LFA Limited Liability Company; Lifemark Securities Corp; Lincoln Fin Advisors Corp; Lincoln Financial SEC Corp; Lincoln Investment Planning Inc; Lincoln National Ins Assoc Inc; LPA Insurance Agency Inc; LPL Financial Corporation; M Financial Holdings Inc; M Holdings Securites Inc; M&T Securities Inc; Manna Capital Management; Mariner Insurance Resources LLC; Marsh Executive Benefits Inc; Marsh Insurance & Investments Corp; Mercap Securities LLC; Mercer Health & Benefits Administration LLC; Meridien Financial Group Inc; Merrill Lynch Life Agcy Inc; Merrill Lynch Life Agency; Merrill Lynch Pierce Fenner and Smith; MetLife Securities Inc; M-Financial Securities Marketing Inc; Midamerica Financial Services Inc; MML Ins Agcy Inc; MML Investors Services Inc; Money Concepts Capital;; Morgan Stanley Dean Witter Ins Svcs Inc; MSC of TX Inc; Mutual Trust Co of America Securities; MWA Financial Services Inc; National Planning Corp; Network Agency Inc; Network Agency of Ohio Inc; New England Securities; New Penfacs Ins Agency INC; Newport Group Sec Inc; Next Financial Group; Next Financial Group Inc; NFP Advisor Services LLC; NFP Insurance Services Inc; Niagara International Capital Limited; Northland Securities Inc; Northwestern Mutual Invest Svcs LLC; NPB Financial Group LLC; NPC Insurance Agency Inc; NYLife Insurance Agency Inc; O N Equity Sales Company; OBS Brokerage Services Inc; OFG Financial Services Inc; Ohio National Ins Agency Inc; Ohio National Insurance Agency Inc; Oneamerica Securities Inc; Oppenheimer Life Agency Limited; Packerland Brokerage Services; Park Avenue Securities; Parkland Securities LLC; Partners Mktg Svcs of PA Inc; PCA Insurance Agency Inc; PJ Robb Variable Corp; Planmember Securities Corp; Planning Corp of America; Plus Agency LLC; Preferred Marketing Services Inc; Princor Financial Services Corp; Private Ledger Ins Agcy of OH Inc; Proequities Inc; Prospera Financial Services; Prudential Direct Inc; Purshe Kaplan Sterling Invest Inc; Quest Capital Strategies Inc; Questar Agency Inc; Questar Capital Corporation; Rab Agency Inc; Rampart Financial Services Inc; Raymond James Planning Corporation; RBC Capital Markets Corporation; Resource Horizons Group LLC; Resource Horizons Ins Agency Inc; Robert Shor Insurance Associates Inc; Robert W Baird & CO Inc; Royal Alliance Associates Inc; Royal Alliance Ins Agcy of MA Inc; Royal Alliance Ins Agcy of OH Inc; Royal Alliance Ins Agency of TX Inc; Rydex Distributors Inc; Sagepoint Financial Inc; Saxony Insurance Agency LLC; SBHU Life Agency Inc; SBS Insurance Agency of FL Inc; SBS Insurance Agency of LA Inc; SCF Securities Inc; Securian Financial Services Inc; Securities America Inc; Securities Service Network Inc; SFA Insurance Services INC; Sigma Financial Corp; Signal Securities Inc; Signator Financial Services Inc; Signator Insurance Agency Inc; Signator Investors Inc; SII Insurance Agency Inc; SII Investments Inc; Smith Brown & Groover Inc; Sorrento Pacific Financial LLC; Southwest Insurance Agency Inc; Spire Insurance Agecny LLC; SSI Equity Services Inc; SSN Agency Inc; ST Bernard Financial Services Inc; Stanley Laman Group Securities LLC; Stephens Insurance LLC; Sterne Agee & Leach Inc; Stifel Nicholaus & Co Inc; Summit Brokerage Services; Inc.; Summit Equities Inc; Sunset Financial Services Inc; Syndicated Capital Inc; Taylor Capital Management Inc; TFS Securities Inc; Thoroughbred Financial Services LLC; Trading Services Corp; Transamerica Financial Advisors; Triad Aadvisors Inc; Triad Advisors Inc; Trustmont Financial Group Inc; UBS Financial Services; United Planners Fin Svcs of America; United Planners Financial Services; Univest Insurance Inc; US Bancorp Investments Inc; USA Financial Securities Corp; USI Securities Inc; Valmark Securitie Inc; Valor Insurance Agency Inc; Voya Insurance Solutions Inc; VSR Financial Services Inc; VSR Financial Services Inc of Texas Inc; W & R Insurance Agency Inc; W S Griffith SEC Inc; Wachovia Insurance Services Broker Dealer Inc; Wall Street Financial Group Inc; Wells Fargo Advisors California Ins Agency LLC; Wells Fargo Advisors Ins Agency LLC; Wells Fargo Wealth Brokerage Ins Agency; Western Equity Group Inc; Western International Securities Inc; Windham Financial Services Inc; Woodbury Fin Services Inc; Woodbury Financial Agency OH Inc; World Capital Brokerage Inc; World Equity Group Inc; Worth Financial Group Inc; WRP Investments Inc; Zures Co Fin & Ins Svcs.

Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

EXPERTS

[Auditing and Accounting statement to be filed by Pre-Effective Amendment.]

Actuarial matters included in this Statement of Additional Information have been examined by Michael LeBoeuf, FSA, MAAA, Vice President and Actuary of Prudential.

PERFORMANCE DATA

Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”).  Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Variable Investment Option from the beginning to the end of each specified period of time.  The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Variable Investment Option at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period.  This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Variable Investment Option and (ii) no transfers or additional payments were made.  Premium taxes are not included in the term “charges” for purposes of this calculation.  Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method.  The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Variable Investment Options commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Variable Investment Options were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Variable Investment Options (this is referred to as “hypothetical performance data”).  Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance Contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns.  Information stated for any given period does not indicate or represent future performance.

Money Market Yield

The “total return” figures for the Money Market Variable Investment Option are calculated using historical investment returns of the Money Market Portfolio of The Prudential Series Fund as if M PremierSM VUL Protector® had been investing in that Variable Investment Option during a specified period.  Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with M PremierSM VUL Protector® are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Variable Investment Option at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the Variable Investment Option at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.  The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Variable Investment Option will fluctuate on a daily basis.  Therefore, the stated yields for any given period are not an indication of future yields.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.